Form 10-K, Exhibit 13
period 1995-12-31
CENTER BANKS INC
filed 1996-04-01
CIK 829282

                                   Exhibit 13

     Annual Report to Shareholders for the year ended December 31, 1995.


ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS


The common stock of Center Banks Incorporated trades on the NASDAQ National Market System under the ticker symbol "CTBK".

The following table shows the range of high and low closing stock prices for each quarter of 1995 and 1994:

                                       1995                          1994
                                 ------------------            ------------------
Quarter                            HIGH      LOW                 High      Low
- -------
Fourth                             $15.25   $14.00              $ 13.00   $ 10.25

Third                               15.25    13.63                14.75     12.50

Second                              14.25    12.38                13.00      9.25

First                               14.00    10.75                10.00      8.50

Cash dividends totaling $.19 and $.12 per share were declared in 1995 and 1994, respectively.

On February 16,1996, there were 931,809 shares of Common Stock issued and outstanding, held of record by 614 shareholders.

ITEM 6.          SELECTED FINANCIAL DATA

                                                                         December 31,
                                               1995              1994           1993            1992            1991
- --------------------------------------------------------------------------------------------------------------------
                                                                        (In Thousands)
BALANCE SHEET DATA:

Total assets                              $ 210,647          201,841         174,558         169,142         182,773
Net loans                                   168,967          163,921         140,224         110,145         111,841
Securities                                   21,457           21,871          24,329          43,651          46,008
Federal funds sold                            3,400            1,200               0           3,200          13,400
Deposits, including escrow                  179,119          170,696         149,173         152,331         166,326
Borrowings                                   14,386           13,984          11,120           4,045           4,055
Stockholders' equity                         14,939           13,791          13,286          12,236          11,858
- --------------------------------------------------------------------------------------------------------------------




                                                                   Years ended December 31,
                                               1995              1994           1993            1992            1991
- --------------------------------------------------------------------------------------------------------------------
                                                        (Dollars in Thousands, Except Per Share Data)
OPERATIONS DATA:

Total interest income                     $  15,871           12,940          11,844          13,121          18,702
Total interest expense                        8,608            6,349           5,988           7,749          12,334
- --------------------------------------------------------------------------------------------------------------------
Net interest income                           7,263            6,591           5,856           5,372           6,368

Provision for loan losses                       235              360             600             455           5,651
Other operating income                          587              509             907             610           2,203
Other operating expenses                      6,211            5,580           5,373           5,224           6,659
- --------------------------------------------------------------------------------------------------------------------

Net income (loss)                         $   1,052              983             803             348          (3,252)
- --------------------------------------------------------------------------------------------------------------------

PER SHARE DATA:


Net income (loss)                         $    1.13           1.06            0.87            0.38           (3.52)
Dividends declared                              .19           0.12            0.00            0.00            0.00
Book value                                    16.05          14.90           14.37           13.23           12.82
- --------------------------------------------------------------------------------------------------------------------

SELECTED OTHER DATA:

Earning asset yield                            8.07%            7.31%           7.28%           7.80%           9.72%
Cost of funds                                  4.71%            3.90%           3.99%           4.90%           6.79%
Interest rate spread                           3.36%            3.41%           3.29%           2.90%           2.93%

Net interest margin                            3.69%            3.72%           3.60%           3.19%           3.31%
Full service banking offices                      7                5               3               3               3
- --------------------------------------------------------------------------------------------------------------------



ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                              FINANCIAL CONDITION

Center Banks Incorporated (the "Company") is a bank holding company, with Skaneateles Savings Bank (the "Bank") being its sole subsidiary. The financial condition and operating results of the Company are largely dependent on the Bank, its primary investment.

Consolidated assets of the Company were $210.6 million at December 31, 1995, compared with $201.8 million at December 31, 1994, an increase of $8.8 million or 4.4%. This growth was funded primarily by deposit growth of $8.3 million or 4.9%.

Net loans were $169.0 million at December 31, 1995, an increase of $5.1 million or 3.1% from December 31, 1994. Mortgage loans increased $5.1 million or 3.7% and were $143.7 million at December 31, 1995. Residential mortgages accounted for all of the increase, while commercial mortgages decreased $700,000. During 1995, the Bank originated $18.8 million of residential loans, a decrease of $18.7 million or 49.9% from 1994's originations of $37.5 million. This decrease is primarily the result of reduced loan demand caused by the lingering effects of higher interest rates in late 1994 and early 1995 and a general slowdown in the economy. Approximately $5 million of the Bank's residential loan originations in 1995 were refinancings, compared with $14 million in 1994. During the first half of 1994, refinancings comprised approximately 67% of total originations, while only 12% of the originations in the second half of 1994 were refinancings. This trend, brought upon by higher interest rates, continued into the first part of 1995. During the first half of 1995, refinancings comprised approximately 15% of the $8 million originated. Refinancings during the second half of 1995 increased as interest rates fell, comprising approximately 34% of the $10.8 million originated during the period.

                              1993        1994        1995
                              ----        ----        ----
Total loans (millions)        $140        $164        $169

Approximately $12 million or 63.8% of the residential loans originated in 1995 were for fixed rates of interest, compared with $18.2 million and 48.5%, respectively, in 1994. Fixed rate mortgages with terms of 15 years or less are originated for portfolio as long as they fit the Company's established asset/liability mix, while fixed rate mortgages with terms greater than 15 years are sold on the secondary market to control the Company's interest rate risk. During 1995, the Bank retained approximately $10 million of 15 year fixed rate mortgages for portfolio, compared with $14.3 million in 1994. In addition to fixed rate loans, the Bank offers adjustable rate loans with rates that adjust annually (1 year ARM), or once every three years (3 year ARM). Originations of 1 year and 3 year ARM's totaled $2.6 million or 13.8% in 1995, compared with $8.9 million or 23.7% in 1994. The Bank also offers a 5/1 ARM and 10/1 ARM. The 5/1 ARM is a loan with a fixed rate of interest for the first five years. On the loan's fifth anniversary, the rate converts to the current rate for a 1 year ARM, and adjusts annually over the remaining term of the loan. The 10/1 ARM is identical to the 5/1 ARM except that the rate of interest is fixed for the first 10 years.

Originations of 5/1 and 10/1 ARM's totaled $4.2 million or 22.4% of the residential loan originations in 1995, compared with $10.4 million or 27.7% in 1994.

During 1995 the Bank sold approximately $2 million of fixed rate residential loans, compared with $2.9 million in 1994. The Bank retains servicing on all sold loans. Variable rate loans are generally retained for portfolio.

The shift in residential loan demand away from variable rate loans into loans with fixed rates is a direct result of the sharp drop in long term interest rates during 1995. At December 31, 1995 the average rate for a 30 year fixed rate mortgage in the Company's market area was approximately 7.5%, compared with a fully indexed rate of approximately 8.5% for a 1 year ARM. It is expected that demand will continue to be heavily weighted toward fixed rate loans until this rate difference narrows.

Other loans (business, home equity, consumer and student loans) were $27.9 million at December 31, 1995, down 1.9% from December 31, 1994. Business loans decreased $2.6 million or 19.9% due in large part to prepayments on existing loans during 1995, compounded by slow growth in new loans due to a highly competitive local market. Consumer, home equity and student loans increased $2.1 million or 13.9%. The Company placed more of an emphasis on consumer lending in 1995, particularly for home equity products and home improvement loans, which are secured by a second mortgage on residential property. Total outstanding balances on home equity and home improvement loans were $14.6 million at December 31, 1995, up from $13.2 million at December 31, 1994.

Securities available-for-sale were $8.7 million (including net unrealized gains of $202,000) at December 31, 1995, compared with $17.3 million (including net unrealized losses of $329,000) at December 31, 1994 and consisted of U.S. government and agency obligations and mortgage-backed securities. On January 1, 1995 the Company reclassified its entire portfolio of mortgage-backed securities from available-for-sale to held-to- maturity, at the securities' fair value of $8.3 million. The change reflected management's intention to hold the securities to maturity and was done to shield equity from future volatility in the fair value of the securities due to changes in market rates.

In November 1995, the Financial Accounting Standards Board (FASB) issued a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", as more fully discussed in Note 2 to the consolidated financial statements. The Company adopted the provisions of the guide in November 1995 and transferred securities with an amortized cost of $2,471,000 from the held-to-maturity portfolio to the available-for-sale category. The $46,000 net unrealized gain on the securities was recorded in the separate component of stockholders' equity at the time of transfer.

Other assets were $2.1 million at December 31, 1995, an increase of $1.3 million or 162.5% from December 31, 1994. The Company reclassified $1 million from cash and due from banks to other assets in 1995. This amount represents the amount owed the Bank by Nationar, as more fully discussed in note 10 to the consolidated financial statements.


                                 ASSET QUALITY

Nonperforming assets are comprised of nonaccrual loans and other real estate owned. Management's policy is to place a loan on nonaccrual status with respect to interest income recognition when collection of the interest is doubtful. Generally, this occurs when principal or interest payments are ninety days or more past due, although interest accruals may continue for certain loans that are adequately secured. The classification of a loan as nonaccruing does not necessarily indicate that the principal and interest ultimately will be uncollectable. The Company's historical experience suggests that a portion of assets so classified will eventually be recovered. All nonperforming loans are in various stages of workout, settlement or foreclosure.

Nonperforming assets totaled $2.5 million, or 1.2% of total assets at December 31, 1995, down from $4.2 million, or 2.1% of total assets at December 31, 1994. Nonaccrual loans were $2.1 million and $3.3 million at December 31, 1995 and 1994, respectively, and consisted primarily of business loans and commercial real estate loans. The reduction in nonaccrual loans is primarily attributable to the reclassification of a large commercial loan which accounted for $1.1 million or 33.3% of nonaccrual loans at December 31, 1994, due to its restructuring in 1995. This loan, which matures in 1996, is included in the amount of loans considered by management to be impaired, as disclosed in note 3 to the consolidated financial statements.

                                            1993        1994        1995
                                            ----        ----        ----
Non Performing Assets/Total Assets          2.6%        2.1%        1.2%

The allowance for loan losses was $2.7 million at December 31, 1995 compared with $3.0 million at the end of 1994. The ratio of the allowance to nonperforming loans was 125% at December 31, 1995, compared with 94% at the end of 1994. Charge-offs, net of recoveries, amounted to $608,000 in 1995, compared with $258,000 in 1994.

                                                             1993        1994        1995
                                                             ----        ----        ----
Allowance for Loan Losses as a % of Nonperforming Loans      106%         94%        125%



The adequacy of the allowance for loan losses is evaluated monthly, and is determined primarily by management's informed judgment concerning the amount of risk inherent in the portfolio. Management's judgment is based upon a number of factors including historical loan loss experience, the present and prospective financial condition of borrowers, estimated value of underlying collateral, industry and geographic concentrations, and current and prospective economic conditions.

The Company utilizes a risk rating system in its credit quality estimation process. This system involves an ongoing review of business loans and commercial real estate loans that culminates in loans being assigned a risk rating based upon various credit criteria. If the review indicates a sufficient level of risk, an allowance is established proportional to the perceived risk for each loan. Loans not having an individually established allowance are aggregated by the type of loan and an allowance is estimated based upon aging statistics, past experience and economic factors.

As with any financial institution, poor economic conditions, high interest rates, high unemployment and other matters outside of the Company's control may lead to increased losses in the loan portfolio. Management has various controls in place designed in an effort to limit losses, such as: 1) a comprehensive "watch list" of possible loan problems, 2) a fully documented policy concerning loan administration (loan file documentation, disclosures, approvals, etc.) and 3) a loan review staff to audit for adherence to established Company controls and to review the quality and anticipated collectibility of the portfolio. The loan review department reports monthly to the Executive Committee of the board of directors, which in turn, reports to the full board of directors. The power to authorize charge-offs rests solely with the board of directors.

The Financial Accounting Standards Board issued Statement 114 "Accounting by Creditors for Impairment of a Loan" as amended by Statement 118, "Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosures". These statements prescribe recognition criteria for loan impairment, generally related to commercial type loans, and measurement methods for certain impaired loans and all loans whose terms are modified in troubled debt restructuring subsequent to the adoption of these statements. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement. As of January 1, 1995, the Company has adopted the provisions of SFAS No. 114 and SFAS No. 118. The effect of adoption was not material to the consolidated financial statements.

The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management judgment and other factors.

Management believes that the allowance as of December 31, 1995 was adequate based upon the quality of the loan portfolio at that date. Future additions to the allowance will be based, among other factors, on changes in economic conditions and financial stress of the Company's borrowers.

Real estate owned, net (REO) totaled $397,000 at December 31, 1995, which represents a decrease of $587,000 or 59.7% from the balance at December 31, 1994. The Company wrote down its REO portfolio by $237,000 in 1995 and sold properties with book values aggregating $714,000, including two large non-residential properties which had been owned by the Company for a number of years.

                           ASSET/LIABILITY MANAGEMENT

The goal of asset/liability management is to reduce the volatility of net interest income during periods of changing market interest rates (interest rate risk). Historically, interest rate risk measurement was limited to a review of the Company's gap position, or the difference between assets and liabilities which reprice and/or mature within a given time frame, typically the cumulative one-year horizon. The Company's cumulative 1 year ratio of rate sensitive assets to rate sensitive liabilities (RSA/RSL) was 1.15 at December 31, 1995, compared to 1.27 at December 31, 1994.

Although the gap approach delineates when a given dollar of assets or liabilities has the ability to mature or reprice, it provides no illumination concerning the probable response of that asset or liability to changes in interest rates. During 1995 management of the Company, while acknowledging there is value in understanding the relative repricings and maturities of interest-sensitive accounts, came to the conclusion that undue reliance on a gap report to analyze the Company's interest rate risk position can lead to flawed investment and lending decisions.

In view of this conclusion, the Company adopted a new model for interest rate risk measurement, adding to traditional gap analysis approaches known as income simulation and rate-shock market-value analysis. Not only does income simulation consider the maturity and repricing characteristics of assets and liabilities: it captures the relative sensitivities of these balance sheet components. Income simulation analysis attends to both the possibility and probability of the behavior of balance sheet items.

Market value of equity analysis is intended to address the change in equity value arising from movements in interest rates. The market value of equity is estimated by valuing the Company's assets and liabilities. The extent to which assets have gained or lost value in relation to the gains or losses of liabilities determines the appreciation or depreciation in equity on a market-value basis. For example, in a rising- rate environment, both assets and liabilities decrease in value. If the assets lose relatively more value than the liabilities, the market value of equity will shrink. Conversely, should the liabilities depreciate by a proportionally greater amount, the market value of equity will increase despite the fact that rates have risen.
In the latter case, the Company's obligations have lost more value than its assets, and hence the Company has realized greater equity value.

Management believes that because of the ability to model the relative rate sensitivities of assets and liabilities, management can more clearly define the ability of the Company to absorb or benefit from shifts in interest rates. Proposed strategies to manage perceived risks can be tested in the computer model prior to implementation. Overall, the use of the Company's simulation model greatly enhances the planning process.

                              STOCKHOLDER'S EQUITY

At December 31, 1995, the Company's stockholders' equity totaled $14.9 million, an increase of $1.1 million from $13.8 million at December 31, 1994. This increase is the result of (i) net income of $1 million, (ii) proceeds of $51,000 from issuance of stock under stock plans, (iii) cash dividends of $175,000, and (iv) a $220,000 increase in the fair value of securities available for sale, net of taxes.

The Company's leverage capital ratio was 7.06% at December 31, 1995 compared with 6.91% at December 31, 1994. Total capital to risk-adjusted assets was 12.66% and 12.13%, respectively, at December 31, 1995 and 1994. The Company and Bank are in compliance with Federal Reserve Board and FDIC capital requirements as of both respective dates.

                                           1993        1994        1995
                                           ----        ----        ----
Leverage Capital Ratio                    7.50%       6.91%       7.06%

                        LIQUIDITY AND CAPITAL RESOURCES

The purpose of liquidity management is to assure that there is sufficient cash flow to meet all of the Company's financial requirements and to be able to capitalize on opportunities for increasing income. Liquidity is mainly provided by cash, securities available for sale, principal collections on loans and mortgage-backed securities and borrowing facilities from correspondent banks.

Another component affecting the Company's liquidity is deposit accounts, which provide liquidity as well as a customer base to which additional products and services can be offered. During 1995, the Company's deposit base experienced an increase of $8.3 million or 4.9%. NOW and demand accounts increased $2 million, time accounts grew by $13.6 million and savings and money market accounts decreased $7.3 million. This change in the Company's deposit mix is attributable primarily to the movement of rate sensitive savings and money market accounts to higher yielding alternatives, such as time accounts, in response to the higher market rates in late 1994 and early 1995. This trend slowed considerably in the latter part of 1995 in response to lower interest rates. Based on historical analysis, the Company believes that a portion of its savings account balances are rate sensitive and may move to higher yielding alternatives, such as time accounts, during a period of rising rates.

The Company's liquidity position is monitored daily and the Asset/Liability Committee is responsible for setting general guidelines to ensure maintenance of prudent levels of liquidity. Because of the multitude of funding sources available, the Company does not foresee any difficulties in generating sufficient liquidity.

                             RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1995
COMPARED TO YEAR ENDED DECEMBER 31, 1994

GENERAL

The Company's and Bank's earnings are largely dependent upon net interest income, and are also affected by its provision for loan losses, other operating income and expenses, and taxes.

Net income was $1,052,000 or $1.13 per share in 1995, compared with $983,000 or $1.06 per share in 1994. A $672,000 increase in net interest income and a $125,000 decrease in provision for loan losses was partially offset by a $631,000 increase in other expenses. Income taxes increased $175,000.

NET INTEREST INCOME

Net interest income is affected by the difference between the yield earned on interest earning assets and rates paid on deposits and borrowings. The relative amounts of interest earning assets, deposits, and borrowings also impact net interest income levels.

Net interest income was $7.3 million in 1995, an increase of $672,000 or 10.2% from $6.6 million in 1994. Interest income increased $2.9 million or 22.7% in 1995 due to a $19.6 million increase in average interest earning assets and a
 .76% increase in the yield on those assets. Residential mortgages accounted for much of the growth in earning assets during 1995. Yields were up for all categories of interest earning assets in 1995, due to the higher level of interest rates that resulted from a series of rate hikes during 1994 and early 1995 by the Federal Reserve (the Fed). The yield on mortgage loans increased
 .72% in 1995, and the yield on other loans, which consist primarily of business loans and home equity lines of credit, increased 1.52%. Home equity lines and business loans generally carry a variable rate of interest tied to the Bank's prime rate. The rate on business loans adjusts whenever the prime rate changes. Home equity adjustments take effect between 15 and 45 days after a change in the prime rate. The Bank's prime rate, which is directly impacted by movements in short term rates by the Fed, averaged 8.83% in 1995, compared with 7.04% in 1994.

Interest expense increased $2.3 million or 36.5% in 1995 due to a $20.2 million increase in average interest bearing liabilities and a .81% increase in the cost of funds. Average interest bearing deposits increased $20.5 million or 13.9% due in large part to the assumption of $16.1 million of interest bearing deposits acquired from First National Bank of Rochester in December 1994. The Company's cost of funds has trended downward beginning in the latter part of 1995 and continuing into 1996 due in large part to the lower interest rate environment compared with most of 1995. Market interest rates alone do not dictate the rates the Company pays for its funds, although they are an important factor. Other factors that impact the Company's cost of funds include liquidity needs, the desired mix of deposits and borrowings, local market competition, asset growth objectives and profit objectives.

The Company's net interest margin, which is computed by dividing net interest income by average interest earning assets, was 3.69% in 1995, compared with 3.72% in 1994.

ANALYSIS OF NET INTEREST INCOME - The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resulting average yields;
(ii) the total dollar amount of interest expense on interest- bearing liabilities and the resultant average cost; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets; (vi) net yield on interest-earning assets; and (vii) ratio of interest-earning assets to interest-bearing liabilities. No tax equivalent adjustments were made.

                                                               Years ended December 31,
                                               1995                        1994                      1993
                                  ---------------------------  --------------------------  -------------------------
                                   AVERAGE          YIELD/     Average            Yield/   Average           Yield/

                                   BALANCE  INTEREST  RATE     Balance  Interest   Rate    Balance  Interest   Rate
                                  --------------------------   --------------------------  -------------------------
                                                            (Dollars In Thousands)
Interest-earning assets:
  Mortgage loans                $  141,802    11,252   7.94%    125,159    9,037    7.22%   90,910   6,843     7.53%
  Other loans                       27,702     2,816  10.17%     28,484    2,463    8.65%   33,748   2,684     7.95%
- ---------------------------------------------------------------------------------------------------------------------

Total loans                        169,504    14,068   8.30%    153,643   11,500    7.49%  124,658   9,527     7.64%
- ---------------------------------------------------------------------------------------------------------------------

  Securities                        24,459     1,643   6.72%     22,824    1,411    6.18%   35,387   2,234     6.31%
  Federal funds sold                             160   6.11%                  29    5.33%    2,738      83     3.03%
                                     2,619                          544
- ---------------------------------------------------------------------------------------------------------------------

Total interest-earning assets      196,582    15,871   8.07%    177,011   12,940    7.31%  162,783  11,844     7.28%
- ---------------------------------------------------------------------------------------------------------------------

Non-interest earning assets         10,176         0              6,163        0             6,185       0
- ---------------------------------------------------------------------------------------------------------------------

Total assets                     $ 206,758    15,871            183,174   12,940           168,968  11,844



Interest-bearing liabilities:
  Deposits:
     Savings and club            $  33,133       937   2.83%     37,045      960    2.59%   36,381   1,046     2.88%
       accounts
     Time certificates              97,596     5,598   5.74%     70,395    3,405    4.84%   67,461   3,400     5.04%
     Money market accounts          23,000       765   3.33%     27,652      770    2.79%   28,916     827     2.86%
     Now and escrow accounts        14,575       329   2.26%     12,708      299    2.35%   12,365     312     2.52%
- ---------------------------------------------------------------------------------------------------------------------
  Total interest-bearing
    deposits                       168,304     7,629   4.53%    147,800    5,434    3.68%  145,123   5,585     3.85%
- ---------------------------------------------------------------------------------------------------------------------
  Borrowings                        14,618       979   6.70%     14,828      915    6.17%    5,010     403     8.04%
- ---------------------------------------------------------------------------------------------------------------------
Total interest-bearing
liabilities                        182,922     8,608   4.71%    162,628    6,349    3.90%  150,133   5,988     3.99%
Non-interest-bearing deposits        8,470         0              6,176        0             5,374       0
Non-interest-bearing
  liabilities                          835         0                846        0               706       0
- ---------------------------------------------------------------------------------------------------------------------
Total liabilities                  192,227     8,608            169,650    6,349           156,213   5,988
Stockholders' equity                14,531         0             13,524        0            12,755       0
- --------------------------------------------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity           $ 206,758     8,608            183,174    6,349           168,968   5,988
- --------------------------------------------------------------------------------------------------------------------
Net interest income/
  interest rate spread                         7,263   3.36%               6,591    3.41%            5,856     3.29%
- --------------------------------------------------------------------------------------------------------------------
Net interest-earning assets/
  net yield on interest-
  earning assets                 $  13,660             3.69%     14,383             3.72%   12,650             3.60%
- --------------------------------------------------------------------------------------------------------------------
Ratio of interest-earning
  assets  to interest-bearing
  liabilities                                          1.07%                        1.09%                      1.08%
- --------------------------------------------------------------------------------------------------------------------



PROVISION FOR LOAN LOSSES

The provision for loan losses was $235,000 in 1995, compared with $360,000 in 1994. The lower provision is the result of an improvement in the credit quality of the Company's loan portfolio, as discussed previously.

OTHER OPERATING INCOME

Other operating income includes gain or loss from sale of loans and securities, and service charges and other income. Other operating income in 1995 was $587,000, compared with $509,000 in 1994, an increase of $78,000 or 15.3%.
Excluding security transactions, operating income increased $184,000 or 36.7%.

Net loss on securities transactions was $99,000 in 1995, compared with a $7,000 gain in 1994. The loss in 1995 is due entirely to the write off of the Bank's investment in Nationar.

Service charges increased $151,000 or 66.5% in 1995 due primarily to the increase in the Company's deposit base in 1995.

OTHER OPERATING EXPENSES

Other operating expenses were $6.2 million in 1995, compared with $5.6 million in 1994, an increase of $631,000 or 11.3%.

Salaries and employee benefits expense was $2.7 million in 1995, compared with $2.3 million in 1994, an increase of $416,000 or 18.1%. The increase is directly attributable to the addition of four new branch offices between November 1994 and April 1995, as well as normal merit increases.

Building, occupancy and equipment expense was $1 million in 1995, compared with $715,000 in 1994, an increase of $376,000 or 52.6%. Rent expense and depreciation increased by a total of $319,000 in 1995 due to the addition of four new branches and to a full year of depreciation on computer hardware and communications systems purchased in 1994.

Deposit insurance was $197,000 in 1995, compared with $391,000 in 1994, a decrease of $194,000 or 49.6%. The Bank's cost of FDIC insurance dropped from $.23 per $100 of insured deposits to $.04 per $100 in the fourth quarter of 1995. The rate reduction was retroactive to June 1, 1995, the date the Bank Insurance Fund reached the congressionally mandated capitalization level. The Bank's FDIC insurance premium was further reduced to the legal minimum of $2,000 per year effective for the first six months of 1996.

Real estate owned expense was $273,000 in 1995, compared with $324,000 in 1994, a decrease of $51,000 or 15.6%, due to a lower level of foreclosed real estate in 1995.

Other expenses were $1.4 million in 1995, compared with $1.2 million in 1994, an increase of $186,000 or 15.5%. All increases in this category were directly related to the growth in the size of the Company in 1995.

The Company's operating expense ratio to average assets was 3.0% in 1995, down from 3.05% in 1994.

INCOME TAXES

Statement of Financial Accounting Standards No. 109 was adopted by the Company in 1992. The statement requires that a valuation allowance be provided when it is more likely than not that some portion of deferred tax assets will not be realized. The Company recognized no immediate financial statement effect from adopting Statement No. 109. Due to the realizability limitations discussed above, a valuation allowance was provided on the deferred tax asset. As a result of ongoing evaluations, the allowance may be decreased to reflect changes in the scheduled reversal of deferred tax assets and liabilities, taxes paid in the carryback period and other factors affecting the realizability of the Company's deferred tax assets. A $464,000 reduction in the valuation allowance in 1995 contributed to an effective rate lower than the statutory expected rate of 40%. The Company recorded income tax expense of $352,000 in 1995, compared with $177,000 in 1994.

YEAR ENDED DECEMBER 31, 1994
COMPARED TO YEAR ENDED DECEMBER 31, 1993

GENERAL

Net income was $983,000 or $1.06 per share in 1994, compared with $803,000 or $.87 per share in 1993. A $735,000 increase in net interest income and a $240,000 decrease in provision for loan losses was partially offset by a $398,000 decrease in other operating income and $207,000 increase in other expenses. Income taxes increased $190,000.

NET INTEREST INCOME

Net interest income was $6.6 million in 1994, an increase of $735,000 or 12.5% from $5.9 million in 1993. Interest income increased $1.1 million or 9.3% due to a $14.2 million increase in average interest earning assets and a .03% increase in the yield on those assets. During 1993 and 1994, the Company reduced its investment securities and federal funds sold balances and invested the funds in locally originated loans, primarily adjustable rate mortgage loans. Average loans increased $29 million or 23.3% in 1994. The decline in loan yields of .15% is attributable to the lingering effects of the declining interest rate environment prior to 1994, which contributed to a decline in loan yields of .83% in 1993. The full effect of the rate increases in 1994 have yet to be reflected in the yield on mortgage loans, which declined .31% in 1994. Much of the Company's $76.7 million portfolio of adjustable rate mortgages is indexed to the 1 year U.S. Treasury Note and the rates are adjusted annually. In 1994, the yield on the 1 year Treasury Note nearly doubled, increasing to approximately 7.25% at the end of 1994, with roughly 40% of the increase occurring in the last quarter. As a result, rates on many adjustable rate mortgages either adjusted before the majority of the market rate increases in 1994 had occurred or, for residential mortgages that adjusted in the latter part of 1994, the adjustment was less than the market rate increase because of annual adjustment caps, which are generally 2%. The result of these factors was an increase in the yield on adjustable rate mortgages of approximately .90% in 1994.

The yield on other loans increased .70% to 8.65% in 1994 due primarily to increases in the Bank's prime rate, which was 8.5% at the end of 1994, up from 6% at the beginning of the year.

Interest expense increased $361,000 or 6% due to a $12.5 million increase in interest bearing liabilities being partially offset by a .09% decrease in the
cost of funds.    Average interest bearing deposits increased $2.7 million or
1.9% due in large part to the assumption of $16.1 million of interest bearing deposits acquired from First National Bank of Rochester in December 1994. Average borrowings increased $9.8 million or 196% and were used to fund asset growth. Part of the proceeds from the assumption of deposits were used to liquidate borrowings totaling $11.9 million in December. The Company's cost of funds did not move in direct step with its earning asset yield because of the Company's ability to manage its liability structure and the magnitude and timing of changes in deposit rates. The cost of funds declined for all categories of interest bearing liabilities in 1994 compared with 1993, however the trend in 1994 and into 1995 has been an increase in the cost of funds. The cost of time certificates showed the greatest change, increasing from 4.81% in January 1994 to 5.28% in December.

The Company's net interest margin increased to 3.72% in 1994, from 3.60% in 1993.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $360,000 in 1994, compared with $600,000 in 1993. The lower provision is the result of an improvement in the credit quality of the Company's loan portfolio. Loan charge-offs, net of recoveries, amounted to $258,000 in 1994, compared with $509,000 in 1993.

OTHER OPERATING INCOME

Other operating income in 1994 was $509,000, compared with $907,000 in 1993, a decrease of $398,000 or 43.9%.

Net gain on security transactions were $7,000 in 1994, down $279,000 from 1993. The gains recognized in 1993 resulted from the liquidation of a large portion of the Company's securities portfolio to fund residential mortgage originations coupled with higher overall bond prices due to lower market rates. Sales of securities totaled $3 million in 1994, compared with $17.5 million in 1993.

The Company recognized losses on the sale of loans totaling $8,000 in 1994, compared with gains of $90,000 in 1993. The losses resulted from sharply higher interest rates in 1994 which reduced the value of the Company's portfolio of fixed rate loans held for sale. In 1994, sales of fixed rate residential mortgages totaled $2.9 million, down from $6.8 million in 1993. This decrease was due to a 55% drop in originations of fixed rate residential mortgages, due primarily to higher interest rates.

Other income was $510,000 in 1994, compared with $531,000 in 1993, a decrease of $21,000 or 3.9%. Included in other income in 1993 was a $60,000 one-time recovery of real estate taxes resulting from a reduced assessment of one of the Company's properties. Service fees, the largest component of other income, was $432,000 in 1994, compared with $420,000 in 1993, an increase of $12,000 or
2.9%. Income from the sale of annuities and mutual funds was $65,000 in 1994, up from $52,000 in 1993 on higher sales volume.

OTHER OPERATING EXPENSES

Other operating expenses were $5.6 million in 1994, compared with $5.4 million in 1993, an increase of $207,000 or 3.8%.

Salaries and employee benefits expense was $2.3 million in 1994, compared with $2.1 million in 1993, an increase of $172,000 or 8.2%. Approximately $27,000 was paid for overtime and temporary labor in 1994 due to the conversion and upgrade of the Company's data processing systems. In addition, salaries paid to employees of the Bank's two new branches, both of which opened in the fourth quarter of 1994, totaled approximately $31,000. The remaining increase in salaries and benefits is due primarily to annual raises and performance bonuses.

Building, occupancy and equipment expense was $715,000 in 1994, compared with $835,000 in 1993, a decrease of $120,000 or 14.4%. Rental income increased $53,000 or 35.3% and was $204,000 in 1994, compared with $150,000 in 1993.
This increase is due to higher occupancy levels of the Company's rentable office space. Depreciation expense was $384,000 in 1994, a decrease of $35,000 or 8.4% from $419,000 in 1993. This decrease was due to a higher level of fully depreciated assets in 1994. Also contributing to the decrease in building, occupancy and equipment expense were lower repairs and maintenance expense and real estate taxes.

Data processing expense was $318,000 in 1994, compared with $219,000 in 1993, an increase of $99,000 or 45.2%. This increase is attributable to the cost of changing the Company's external provider of data processing services, and to an upgrade in the Company's internal data processing and communications systems.

Legal fees were $171,000 in 1994, compared with $269,000 in 1993, a decrease of $98,000 or 36.4%. In 1993, the Company incurred legal fees of $81,000 in its successful defense of a stockholder lawsuit.

Real estate owned expense was $324,000 in 1994, compared with $103,000 in 1993, an increase of $221,000 or 214.5%. In 1994 the Company increased its provision for losses on real estate owned by $109,000 or 143.4% due to the difficulty in liquidating certain properties. In addition, in 1994 the Company paid $32,000 in delinquent real estate taxes for tax years prior to 1994. The remaining increase of $80,000 resulted primarily from the cost of operating, maintaining and disposing of properties.

Other expenses were $1.2 million in 1994, compared with $1.3 million in 1993, a decrease of $60,000 or 4.6%. In 1993 the Company recorded a one time charge of $85,000 in connection with the resignation of the President of the Company and the Bank in 1991, representing an obligation that the Bank was then barred by regulatory authorities from honoring.

Also contributing to the increase in operating expenses in 1994 were costs associated with opening the Bank's two new branches in the fourth quarter of 1994, including advertising, promotions and stationery and supplies.

The Company's operating expense ratio to average assets was 3.05% in 1994, compared with 3.13% in 1993.

INCOME TAXES

Statement of Financial Accounting Standards No. 109 was adopted by the Company in 1992. The statement requires that a valuation allowance be provided when it is more likely than not that some portion of deferred tax assets will not be realized. The Company recognized no immediate financial statement effect from
adopting Statement No. 109.   Due to the realizability limitations discussed
above, a valuation allowance was provided on the deferred tax asset. As a result of ongoing evaluations, the allowance may be decreased to reflect changes in the scheduled reversal of deferred tax assets and liabilities, taxes paid in the carryback period and other factors affecting the realizability of the Company's deferred tax assets. A $277,000 reduction in the valuation allowance in 1994 contributed to an effective rate lower than the statutory expected rate of 40%. The Company recorded income tax expense of $177,000 in 1994, compared with an income tax benefit of $13,000 in 1993.

                    IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements presented in the Annual Report have been prepared in accordance with generally accepted accounting principles. Measurement of financial position and operating results have been made in terms of historical dollars. Changes in the relative purchasing power of money due to inflation are not reflected.

Virtually all of the assets and liabilities of a financial institution are monetary in nature, thus banks are more affected by changes in interest rates than by inflation. Interest rates do not necessarily reflect the direction or magnitude of changes in the price of goods and services which are primarily affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are of major importance in maintaining acceptable levels of performance.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". The statement requires that long-lived assets and certain identifiable intangibles to be held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In performing the review for recoverability, companies are required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Under SFAS No. 121, an impairment loss is recognized if the sum of the undiscounted future cash flows is less than the carrying amount of the asset. The Statement also establishes standards for recording an impairment loss for certain assets that are subject to disposal. Excluded from the scope of the statement are financial instruments, mortgage and other loan servicing rights, deposit intangibles and deferred tax assets. SFAS No. 121 will be prospectively adopted and is effective for the Company's fiscal year beginning January 1, 1996. The expected impact to the consolidated financial statements in 1996 is not material.

In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights", an amendment to SFAS No. 65, "Accounting for Certain Mortgage Banking Activities". SFAS No. 122 requires a mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. SFAS No. 122 will be prospectively adopted and is effective for the Company's fiscal year beginning January 1, 1996. The expected impact to the consolidated financial statements in 1996 is not material, based on historical loan sales and projected loan sales with servicing retained for 1996.

The Company maintains compensation plans which provide for grants of stock options to officers. The Company currently follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its plans. In October 1995, the FASB issued Statement No. 123 entitled "Accounting for Stock-Based Compensation" which encourages, but does not require, companies to use a fair value based method of accounting for stock-based employee compensation plans. Under this method, compensation cost is measured as of the date stock awards are granted based on the fair value rather than the intrinsic value of the award, and such cost is recognized over the service period, which is usually the vesting period. If a company elects to continue using the intrinsic value based method under Opinion 25, pro forma disclosures of net income and net income per share are required, as if the fair value based method had been applied. Under the intrinsic value based method presently utilized by the Company, compensation cost is the excess, if any, of the quoted market price of the stock as of the grant date over the amount employees must pay to acquire it, or over the price established for determining appreciation. Under the Company's compensation policies, there is no such excess on the dates of grant. SFAS No. 123 is effective on January 1, 1996. The Company will continue to account for its compensation plans under Opinion No. 25.

                     STATEMENT OF MANAGEMENT RESPONSIBILITY

Management of Center Banks Incorporated is responsible for the accuracy and content of the financial information in this Annual Report. In order to meet this responsibility, the consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

The accounting systems which record, summarize and report financial data are supported by a system of internal controls, augmented by written policies, internal audits and an organizational structure which provides for an effective division of responsibilities. The system is also designed to provide reasonable assurance that transactions are executed in accordance with management's authorizations, and that assets are safeguarded from significant loss or unauthorized use.

The Examining Committee of the Board of Directors reviews the activities of the internal audit function and meets regularly with representatives of KPMG Peat Marwick LLP, independent auditors. KPMG Peat Marwick LLP has been appointed, upon recommendation of the Board of Directors, to conduct an independent audit and to express an opinion as to the fairness of the presentation of the consolidated financial statements of Center Banks Incorporated, in conformance with generally accepted accounting principles.

ITEM 8.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Center Banks Incorporated:

We have audited the accompanying consolidated balance sheets of Center Banks Incorporated and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Banks Incorporated and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosures" at January 1, 1995.

/s/ KPMG PEAT MARWICK LLP

Syracuse, New York
January 23, 1996

CONSOLIDATED BALANCE SHEETS
                                                                                          DECEMBER 31,         December 31,
ASSETS                                                                                            1995                 1994
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                         (In Thousands, Except Share Data)

Cash and due from banks                                                                       $ 5,889                5,125
Federal funds sold                                                                              3,400                1,200
Securities available for sale, at fair value                                                    8,653               17,276
Securities held to maturity, fair value of
  $13,117 in 1995 and $4,479 in 1994                                                           12,804                4,595
Federal Home Loan Bank stock, at cost                                                           1,303                1,200
Mortgage loans receivable                                                                     143,677              138,579
Other loans receivable                                                                         27,888               28,430
- --------------------------------------------------------------------------------------------------------------------------
                                                                                              171,565              167,009
Less: Net deferred fees (costs)                                                                   (69)                  48
        Allowance for loan losses                                                               2,667                3,040
- --------------------------------------------------------------------------------------------------------------------------
           Loans receivable, net                                                              168,967              163,921
Premises and equipment, net                                                                     5,885                5,606
Real estate owned, net                                                                            397                  984
Accrued interest receivable                                                                     1,255                1,161
Other assets                                                                                    2,094                  773
- --------------------------------------------------------------------------------------------------------------------------
                                                                                         $    210,647              201,841
- --------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Interest bearing deposits                                                             $    167,182              161,154
   Demand deposits                                                                              9,927                7,645
- --------------------------------------------------------------------------------------------------------------------------
       Total deposits                                                                         177,109              168,799
   Advance payments by borrowers for property
      taxes and insurance                                                                       2,010                1,897
   Borrowings                                                                                  14,386               13,984
   Other liabilities                                                                            2,203                3,370
- --------------------------------------------------------------------------------------------------------------------------
            Total liabilities                                                                 195,708              188,050
- --------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, par value $.01 per share,
      authorized 500,000 shares, none issued                                                        0                    0
   Common stock, par value $.01 per share,
      authorized 2,500,000 shares,
      1,033,619 and 1,028,444 shares issued
      in 1995 and 1994, respectively                                                               10                   10
   Additional paid-in capital                                                                   9,526                9,475
   Retained earnings                                                                            6,083                5,206
   Net unrealized gain (loss) on securities, net of taxes                                          33                 (187)
   Treasury stock, at cost (102,700 shares)                                                      (713)                (713)
- --------------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                                         14,939               13,791
- --------------------------------------------------------------------------------------------------------------------------
                                                                                         $    210,647              201,841
- --------------------------------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF INCOME

                                                                                  Years ended December 31,
                                                                                1995             1994            1993
- --------------------------------------------------------------------------------------------------------------------------
                                                                                 (In Thousands, Except  Share Data)
Interest income:
  Mortgage loans                                                        $     11,252            9,037           6,843
  Other loans                                                                  2,816            2,463           2,684
  Securities                                                                   1,643            1,411           2,234
  Federal funds sold                                                             160               29              83
- ---------------------------------------------------------------------------------------------------------------------
            Total interest income                                             15,871           12,940          11,844
- ---------------------------------------------------------------------------------------------------------------------
Interest expense:
  Deposits                                                                     7,629            5,434           5,585
  Borrowings                                                                     979              915             403
- ---------------------------------------------------------------------------------------------------------------------
            Total interest expense                                             8,608            6,349           5,988
- ---------------------------------------------------------------------------------------------------------------------
            Net interest income                                                7,263            6,591           5,856
Provision for loan losses                                                        235              360             600
- ---------------------------------------------------------------------------------------------------------------------
            Net interest income after provision
               for loan losses                                                 7,028            6,231           5,256
- ---------------------------------------------------------------------------------------------------------------------
Other operating income:
   Net gain (loss) on security transactions                                      (99)               7             286
   Net gain (loss) on sale of loans                                               14               (8)             90
   Service charges                                                               378              227             257
   Other                                                                         294              283             274
- ---------------------------------------------------------------------------------------------------------------------
            Total other operating income                                         587              509             907
- ---------------------------------------------------------------------------------------------------------------------
                                                                               7,615            6,740           6,163
- ---------------------------------------------------------------------------------------------------------------------
Other operating expenses:
   Salaries and employee benefits                                              2,702            2,286           2,114
   Building, occupancy and equipment                                           1,091              715             835
   Data processing                                                               292              318             219
   Deposit insurance                                                             197              391             390
   Legal fees                                                                    103              171             269
   Correspondent bank fees                                                       147              155             163
   Real estate owned, net                                                        273              324             103
   Other                                                                       1,406            1,220           1,280
- ---------------------------------------------------------------------------------------------------------------------
            Total other operating expenses                                     6,211            5,580           5,373
- ---------------------------------------------------------------------------------------------------------------------
            Income before income tax expense (benefit)                         1,404            1,160             790
Income tax expense (benefit)                                                     352              177             (13)
- ---------------------------------------------------------------------------------------------------------------------
            Net income                                                  $      1,052              983             803
- ---------------------------------------------------------------------------------------------------------------------

            Net income per common share                                 $       1.13             1.06            0.87
- ---------------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding                                          927,633          925,092         924,669
- ---------------------------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                NET
                                                                            UNREALIZED
                                                    ADDITIONAL              GAIN (LOSS)
                                           COMMON    PAID-IN-    RETAINED       ON        TREASURY   LOAN TO
                                            STOCK     CAPITAL    EARNINGS   SECURITIES     STOCK       ESOP   TOTAL
- --------------------------------------------------------------------------------------------------------------------
                                                                      (In Thousands)
- --------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992           $      10       9,468      3,532             0       (713)      (61)  12,236

Net income                                     0           0        803             0          0         0      803

ESOP loan payment                              0           0          0             0          0        32       32

Change in net unrealized gain on
securities available for sale, net
of taxes of $162,000                           0           0          0           215          0         0      215
- --------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993           $      10       9,468      4,335           215       (713)      (29)  13,286
- --------------------------------------------------------------------------------------------------------------------

Net income                                     0           0        983             0          0         0      983

ESOP loan payment                              0           0          0             0          0        29       29

Sale of 1,075 shares under option              0           7          0             0          0         0        7

Cash dividend declared on
Common stock ($.12 per share)                  0           0       (112)            0          0         0     (112)

Change in net unrealized gain on
securities available for sale, net
of taxes of $303,000                           0           0          0          (402)         0         0     (402)
- --------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994           $      10       9,475      5,206          (187)      (713)        0   13,791
- --------------------------------------------------------------------------------------------------------------------

Net income                                     0           0      1,052             0          0         0    1,052

Sale of 3,860 shares under option              0          32          0             0          0         0       32

Issuance of 1,315 shares of stock
under 1995 Non-employee
Director's Stock Plan                          0          19          0             0          0         0       19

Cash dividend declared on
Common stock ($.19 per share)                  0           0       (175)            0          0         0     (175)

Change in net unrealized
gain on securities, net of
taxes of $163,000                              0           0          0           220          0         0      220
- --------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995           $      10       9,526      6,083            33       (713)        0   14,939
- --------------------------------------------------------------------------------------------------------------------



See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                    1995       1994       1993
- --------------------------------------------------------------------------------------------------------------
                                                                                         (In Thousands)
OPERATING ACTIVITIES
Net Income                                                                      $ 1,052        983        803
Adjustments to reconcile net income to net cash provided by operating activities
  Provision for loan losses                                                         235        360        600
  Provision for losses on real estate owned                                         240        185         76
  Depreciation and amortization                                                     557        383        419
  Mortgage loans originated for sale                                             (2,565)    (2,764)    (7,062)
  Proceeds from sale of mortgage loans originated for sale                        2,060      2,989      6,854
  Net (gain) loss on security transactions                                           99         (7)      (286)
  Net (increase) decrease in interest receivable                                    (94)      (204)       275
  Net increase (decrease) in other liabilities                                   (1,253)     1,426        743
  Other, net                                                                       (607)      (196)         0
- --------------------------------------------------------------------------------------------------------------
        Total adjustments                                                        (1,328)     2,172      1,619
- --------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities                        (276)     3,155      2,422
INVESTING ACTIVITIES
  Proceeds from maturities of securities available for sale                       6,020      1,030          0
  Proceeds from sale of securities available for sale                                 0      3,053          0
  Purchase of securities available for sale                                      (2,978)    (3,538)         0
  Proceeds from maturities of securities held to maturity                         4,526        831      4,984
  Proceeds from sale of securities                                                    0          0     17,832
  Purchase of securities held to maturity                                        (7,981)    (1,960)    (6,088)
  Principal collected on mortgage-backed securities                               1,244      2,240      3,059
  Purchase of Federal Home Loan Bank stock                                         (103)      (191)         0
  Net increase in loans made to customers                                        (5,017)   (24,195)   (30,747)
  Proceeds from sale of real estate owned                                           714        495         41
  Purchase of property and equipment, net                                          (829)    (1,251)      (120)
- --------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                    (4,404)   (23,486)   (11,039)
FINANCING ACTIVITIES:
  Deposits of acquired branch                                                         0     16,434          0
  Net increase (decrease) in time certificates                                   13,565      8,711     (4,312)
  Net increase (decrease) in other deposits                                      (5,142)    (3,622)     1,154
  Increase in overnight borrowings                                                  422        129      1,100
  Net increase (decrease) in long-term borrowings                                   (20)     2,735      5,975
  Proceeds from issuance of stock pursuant to stock plans                            51          7          0
  Dividends paid                                                                   (175)      (112)         0
- --------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                  8,701     24,282      3,917
- --------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                         4,021      3,951     (4,700)
Reclassification of balance due from Nationar to other assets                    (1,057)         0          0
Cash and cash equivalents at beginning of period                                  6,325      2,374      7,074
- --------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                       $9,289      6,325      2,374
- --------------------------------------------------------------------------------------------------------------
Interest paid                                                                   $ 8,607      6,315      5,949
- --------------------------------------------------------------------------------------------------------------
Income taxes paid                                                               $   269         468        60
- --------------------------------------------------------------------------------------------------------------
Supplemental schedule of noncash investing activities:
   Transfer of securities from available for sale to held to maturity            $8,334          0          0
   Transfer of securities from held to maturity to available for sale             2,471          0     20,868
   Mortgage loans foreclosed and transferred to real estate owned                   358        131        305
- --------------------------------------------------------------------------------------------------------------



See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Center Banks (the Company) is a bank holding company registered under the Bank Holding Company Act of 1956. The results of the Company are largely dependent upon the results of Skaneateles Savings Bank (the Bank), its sole subsidiary. Skaneateles Savings Bank is a full service retail bank.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The following summarizes the significant accounting policies of the Company:

(A) BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions are eliminated in consolidation.

(B) SECURITIES
The Company classifies its debt securities as either available-for-sale or held-to-maturity. Equity securities are classified as available- for-sale. Held-to-maturity securities are those debt securities that the Company has the ability and intent to hold until maturity. All other securities not included as held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized gains or losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity. The unrealized gains or losses included in the separate component of equity for securities transferred from available-for-sale to held-for-maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment of yield using the effective interest method. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis with settlement occurring shortly thereafter. Realized gains and losses on securities sold are derived using the specific identification method for determining the cost of securities sold.

(C) LOANS RECEIVABLE
Loans receivable are reported at the principal amount outstanding, net of deferred fees and an allowance for loan losses. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition precludes accrual. Generally, interest income is not recognized on loans which are delinquent over 90 days, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

Net loan fees and costs are capitalized as an adjustment of loan principal and amortized over the life of the related loan as an adjustment of yield using the interest method.

The Bank originates some mortgage loans with the intent to sell. These loans are carried at the lower of aggregate cost or fair value. Gains or losses on sales of mortgages are recorded equal to the difference between sales proceeds and the carrying value of the loans. The Bank typically retains the servicing rights to mortgages sold.

(D) ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses consists of the provision charged to operations based upon past loan loss experience, management's evaluation of the loan portfolio under current economic conditions and such other factors that require current recognition in estimating loan losses. Loan losses and recoveries of loans previously written-off are charged or credited to the allowance as incurred or realized, respectively.

Management believes that the allowance for loan losses is adequate. Management uses presently available information to recognize losses on loans; however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (the Statement) as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" on January 1, 1995.
Management considers a loan impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts of principal and interest under the original terms of the loan agreement. Significant factors impacting management's judgment in determining when a loan is impaired include an evaluation of compliance with repayment program, condition of collateral, deterioration in financial strength of borrower or any case when the expected future cash payments may be less than the recorded amount. Accordingly, the Company measures certain impaired commercial mortgage loans based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, at the loan's observable market price or fair value of collateral. In considering loans for evaluation of impairment, management generally excludes large groups of small balance, homogeneous loans such as residential mortgage loans, home equity loans and all consumer loans. These loans are collectively evaluated for impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Troubled debt restructurings involving a modification of terms are recorded at fair value as of the date of the transaction. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management judgment and the related factors discussed above. Adoption of the Statement did not have a material impact on the Company's 1995 consolidated financial statements.

(E) PREMISES AND EQUIPMENT
Land is carried at cost and buildings and improvements, furniture and equipment, and leasehold improvements are carried at cost less allowances for depreciation and amortization. Depreciation and amortization are provided over the estimated service lives of the respective assets or lease terms on the straight-line method.

(F) REAL ESTATE OWNED
Real estate acquired in settlement of loans is carried at the lower of cost or fair value less costs to sell. Write-downs from cost to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. Subsequent write-downs to fair value, net of disposal costs, are charged to other operating expenses.

(G) INCOME TAXES
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(H) PER COMMON SHARE DATA
Per common share data is computed based upon the weighted average number of shares outstanding. Common stock equivalents are not included since dilution is less than 3%.

(I) CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from banks and federal funds sold.

(J) RECLASSIFICATIONS

Certain reclassifications have been made to prior period amounts for consistency in reporting.

(2) SECURITIES

Securities available for sale at December 31 are summarized as follows (in thousands):


                                                                                          1995
                                                                      ------------------------------------------------
                                                                                      GROSS       GROSS
                                                                        AMORTIZED   UNREALIZED UNREALIZED     FAIR

                                                                           COST       GAINS      LOSSES       VALUE
- ----------------------------------------------------------------------------------------------------------------------
    U.S. government and Federal agency obligations                          $5,980     126          0         6,106
    Mortgage-backed securities-FHLMC                                         2,471      77         (1)        2,547
- ----------------------------------------------------------------------------------------------------------------------
                                                                            $8,451     203         (1)        8,653
- ----------------------------------------------------------------------------------------------------------------------

                                                                                          1994
                                                                      ------------------------------------------------
                                                                                      Gross       Gross
                                                                        Amortized   unrealized unrealized     Fair

                                                                           cost       gains      losses       value
- ----------------------------------------------------------------------------------------------------------------------
    U.S. government and Federal agency obligations                          $9,037       0        (95)        8,942
    Mortgage-backed securities:
       FNMA                                                                    202       0        (11)          191
       FHLMC                                                                 8,366      14       (237)        8,143
- ----------------------------------------------------------------------------------------------------------------------
                                                                           $17,605      14       (343)       17,276
- ----------------------------------------------------------------------------------------------------------------------

Securities held to maturity at December 31 are summarized as follows (in thousands):

                                                                                            1995
                                                                        ---------------------------------------------
                                                                                      GROSS       GROSS
                                                                         CARRYING   UNREALIZED UNREALIZED     FAIR
                                                                           VALUE      GAINS      LOSSES       VALUE
- ---------------------------------------------------------------------------------------------------------------------
  U.S. government and Federal agency                                        $6,026          51          0       6,077
obligations
    Mortgage-backed securities:
       FNMA                                                                    170           4          0         174

       FHLMC                                                                 4,493         192          0       4,685
  Obligations of states and political                                        1,714          66         (3)      1,777
subdivisions
  Corporate bonds, notes and debentures                                        401           3          0         404
- ---------------------------------------------------------------------------------------------------------------------
                                                                           $12,804         316         (3)     13,117
- ---------------------------------------------------------------------------------------------------------------------



                                                                                            1994
                                                                        ---------------------------------------------
                                                                                      Gross       Gross
                                                                         Carrying   unrealized unrealized     Fair
                                                                           value      gains      losses       value
- ---------------------------------------------------------------------------------------------------------------------
  U.S. government and Federal agency                                        $1,963          0          (3)      1,960
obligations
  Obligations of states and political                                        1,731         12        (106)      1,637
subdivisions
  Corporate bonds, notes and debentures                                        901          0         (19)        882
- ---------------------------------------------------------------------------------------------------------------------
                                                                            $4,595         12        (128)      4,479
- ---------------------------------------------------------------------------------------------------------------------



On January 1, 1995 the Company reclassified its entire portfolio of mortgage-backed securities from available-for-sale to held-to-maturity, at the securities' fair value of $8.3 million. The $234,000 unrealized loss on the securities was maintained and is being amortized into earnings over the remaining life of the securities as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated securities.

In November 1995, the Financial Accounting Standards Board (FASB) issued a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (Guide). Concurrent with the initial adoption of the Guide, but no later than December 31, 1995, the Company was permitted to reassess the appropriateness of the classifications of all securities held at the time and implement reclassifications without calling into question the Company's intent to hold other debt securities to maturity in the future. The Company adopted the implementation guidance in November 1995 and transferred securities with an amortized cost of $2,471,000 from the held-to- maturity portfolio to the available-for-sale category. The $46,000 net unrealized gain on the securities was recorded in the separate component of stockholders' equity at the time of transfer.

Gross realized gains on the sale of securities were approximately $7,000 and $303,000 in 1994 and 1993, respectively. Gross realized losses on the sale of securities were approximately $17,000 in 1993. Losses of $99,000 were recognized in 1995 due to other than temporary impairment of the Bank's equity investment in Nationar.

The contractual maturity distribution of securities at December 31, 1995 is as follows (in thousands):

                                                               WITHIN     ONE TO      FIVE TO      AFTER
                                                                                                   TEN
                                                              ONE YEAR  FIVE YEARS  TEN YEARS     YEARS       TOTAL
- -----------------------------------------------------------------------------------------------------------------------
Securities available for sale:
  U.S. government and Federal agency                              $999       4,981          0           0       5,980
  obligations
    Mortgage-backed securities-FHLMC                                 0          13      1,424       1,034       2,471
- -----------------------------------------------------------------------------------------------------------------------
                                                                  $999       4,994      1,424       1,034       8,451
- -----------------------------------------------------------------------------------------------------------------------
Fair value                                                      $1,005       5,113      1,462       1,073       8,653
- -----------------------------------------------------------------------------------------------------------------------
Weighted average yield of securities                              6.22%       6.56%      8.11%       8.34%
- -----------------------------------------------------------------------------------------------------------------------

Securities held to maturity:
  U.S. government and Federal agency                            $4,012       2,014          0           0       6,026
obligations
  Mortgage-backed securities:
     FNMA                                                            0           0          0         170         170
     FHLMC                                                           0           0          0       4,493       4,493
  Obligations of states and political                                0          20        346       1,348       1,714
    subdivisions
  Corporate bonds, notes and debentures                              0         200        201           0         401
- -----------------------------------------------------------------------------------------------------------------------
                                                                $4,012       2,234        547       6,011      12,804
- -----------------------------------------------------------------------------------------------------------------------
Fair value                                                      $4,032       2,266        557       6,262      13,117
- -----------------------------------------------------------------------------------------------------------------------
Weighted average yield of securities                              6.32%       6.14%      6.88%       7.36%
- -----------------------------------------------------------------------------------------------------------------------


Securities carried at $6,055,000 at December 31, 1995 were pledged for borrowings and other purposes required by law.

Accrued interest receivable on securities was $262,000 and $314,000 at December 31, 1995 and 1994, respectively.

 (3) LOANS RECEIVABLE, NET

Major categories of loans receivable at December 31, are summarized as follows (in thousands):

                                                                                                1995            1994
- -----------------------------------------------------------------------------------------------------------------------
Loans secured by first mortgages on real
estate:
  Residential                                                                              $ 116,320         110,404
  Commercial                                                                                  27,357          28,175
- -----------------------------------------------------------------------------------------------------------------------
                                                                                             143,677         138,579
- -----------------------------------------------------------------------------------------------------------------------
Other loans:
  Business                                                                                    10,631          13,274
  Guaranteed student                                                                             858             789
  Home equity and improvement                                                                 14,578          13,219
  Other consumer                                                                               1,821           1,148
- -----------------------------------------------------------------------------------------------------------------------
                                                                                              27,888          28,430
- -----------------------------------------------------------------------------------------------------------------------
                                                                                             171,565         167,009
Less:
  Net deferred fees (costs)                                                                      (69)             48

  Allowance for loan losses                                                                    2,667           3,040
- -----------------------------------------------------------------------------------------------------------------------
                                                                                            $168,967         163,921
- -----------------------------------------------------------------------------------------------------------------------

Changes in the allowance for loan losses for the years ended December 31 were as follows (in thousands):

                                                                                 1995           1994            1993
- ---------------------------------------------------------------------------------------------------------------------
Balance at January 1                                                          $3,040           2,938           2,847
Provision charged to operations                                                  235             360             600
Recoveries                                                                       124             108             220
Loans charged off                                                               (732)           (366)           (729)
- ---------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                       $ 2,667           3,040           2,938
- ----------------------------------------------------------------------------------------------------------------------

The principal balances of loans not accruing interest amounted to approximately $2,138,000 and $3,251,000 at December 31, 1995 and 1994, respectively. The effect of non-accrual loans on interest income for 1995, 1994 and 1993 was approximately $155,000, $172,000 and $104,000 respectively.

As discussed in Note 1, the Company changed its method of accounting for impairment of loans on January 1, 1995 to adopt the provisions of SFAS No. 114. Impaired loans, which included troubled debt restructured loans, were $4,004,000 at December 31, 1995. Included in this amount is $2,688,000 of impaired loans for which the related allowance for loan losses is $884,000, and $1,316,000 of impaired loans for which no allowance is recorded due to the adequacy of collateral values in accordance with SFAS 114. The amount of interest income recognized on impaired loans in 1995 was approximately $281,000. The Bank is not committed to lend additional funds to these borrowers.

Accrued interest receivable on loans was $993,000 and $847,000 at December 31, 1995 and 1994, respectively.

The Bank serviced mortgage loans for others aggregating approximately $19,795,000 and $20,848,000 at December 31, 1995 and 1994, respectively.

The Bank entered into loan transactions with the Company's directors and officers (related parties). Such transactions were made on substantially the same terms as those prevailing at the same time for comparable loans to other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. An analysis of related party loan activity follows:


Balance at January 1, 1995                                                  $ 1,217
Increases                                                                         3
Decreases                                                                       (97)
- ------------------------------------------------------------------------------------
Balance at December 31, 1995                                                $ 1,123
- ------------------------------------------------------------------------------------

(4) PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 is as follows (in thousands):

                                                                                    1995          1994
- ---------------------------------------------------------------------------------------------------------
Land                                                                               $ 432           432
Buildings and improvements                                                         4,611         4,510
Furniture and equipment                                                            2,902         2,885
Leasehold improvements                                                             1,592         1,125
- ---------------------------------------------------------------------------------------------------------
                                                                                   9,537         8,952
Less accumulated depreciation and amortization                                     3,652         3,346
- ---------------------------------------------------------------------------------------------------------
                                                                                $  5,885         5,606
- ---------------------------------------------------------------------------------------------------------

Depreciation and amortization of premises and equipment included in building, occupancy and equipment expense amounted to $557,000, $383,000 and $419,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

(5) DEPOSITS

Deposits at December 31 are summarized as follows (in thousands):

                                                                      1995                             1994
                                                           -----------------------            ---------------------
                                                                       WEIGHTED                          Weighted
                                                                       AVERAGE                            average

                                                                       INTEREST                          interest
                                                            AMOUNT       RATE                  Amount      rate
- -------------------------------------------------------------------------------------------------------------------
Savings and club accounts                                   $33,016        2.85%                36,255         2.60
Time certificates                                            99,474         5.89                85,909         5.14
Money market accounts                                        21,448         3.34                25,502         3.34
NOW accounts                                                 13,244         2.24                13,488         2.25
Demand accounts                                               9,927         0.00                 7,645         0.00
- --------------------------------------------------------------------------------------------------------------------
                                                           $177,109        4.41%               168,799         3.86
- -------------------------------------------------------------------------------------------------------------------

At December 31, 1995 and 1994, the aggregate amounts of time deposits in denominations of $100,000 or more were approximately $9,074,000 and $7,839,000, respectively.

The following table presents, by various interest rate categories, the amounts of certificate accounts at December 31, 1995, which mature during the periods indicated (in thousands):


                                                                                           MATURING
                                                            ------------------------------------------------------------------
                                                            WITHIN                                                    AFTER
                                                             ONE         TWO        THREE       FOUR       FIVE        FIVE
                                                   AMOUNT    YEAR       YEARS       YEARS      YEARS       YEARS      YEARS
- ------------------------------------------------------------------------------------------------------------------------------
      Certificate accounts:
         3.00 to 3.99%                             $ 498         435          50          7          6           0          0
         4.00 to 4.99%                            10,783       9,232         688        750        113           0          0
         5.00 to 5.99%                            45,515      27,076       4,524      3,041      5,521       4,186      1,167
         6.00 to 6.99%                            27,756      10,402       4,020      1,715      2,400       4,730      4,489
         7.00 to 7.99%                            14,153       2,999      10,272          0          0         882          0
         8.00 to 11.99%                              769          15         501         25        196           3         29
- ------------------------------------------------------------------------------------------------------------------------------
      Total certificate accounts                 $99,474      50,159      20,055      5,538      8,236       9,801      5,685
- ------------------------------------------------------------------------------------------------------------------------------


Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

                                                                                                   1995       1994       1993
- ------------------------------------------------------------------------------------------------------------------------------
Savings and club accounts                                                                        $ 937         960      1,046
Time certificates                                                                                5,598       3,405      3,400
Money market accounts                                                                              765         770        827
NOW and escrow accounts                                                                            329         299        312
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                                $7,629       5,434      5,585
- ------------------------------------------------------------------------------------------------------------------------------


(6) BORROWINGS

Borrowings at December 31 are summarized as follows (in thousands):

                                                                         1995                               1994
                                                                 ----------------------           ---------------------
                                                                 AMOUNT         RATE               Amount       Rate
- -----------------------------------------------------------------------------------------------------------------------
Securities sold under repurchase agreements                        $1,651         4.47%             $1,229        5.07%
Advances from the FHLB of New York,
 due 1995                                                               0        0.00                1,000        6.56
 due 1996                                                           1,000        7.13                1,000        7.13
 due 1997                                                           2,000   6.15-7.79                1,000        7.79
 due 1998                                                           6,000   5.45-5.60                6,000   5.45-5.60
 due 2002                                                           2,000       10.51                2,000       10.51
Municipal securities sold with put options                          1,735        6.48                1,755        6.31
- -----------------------------------------------------------------------------------------------------------------------
                                                                  $14,386                          $13,984
- -----------------------------------------------------------------------------------------------------------------------


The Bank enters into repurchase agreements with commercial demand deposit customers under which balances greater than $25,000 earn interest at a rate of 90% of the weekly average auction yield of the 90 day U.S. Treasury Bill.
These transactions are recorded as borrowings. At December 31, 1995, the Bank pledged U.S. Treasury Notes totaling $2,000,000 as collateral for the repurchase agreements.

At December 31, 1995, Federal Home Loan Bank of New York (FHLB) advances are collateralized by the investment in stock of the FHLB of $1,303,000 and residential mortgage loans with a carrying value approximating $12,800,000. These advances carry fixed rates of interest.

In 1985, the Bank sold certain municipal securities to a Municipal Investment Trust Fund which have a par value at December 31, 1995 of $1,735,000. The trust has put options which require the Bank to repurchase the securities at par value on annual repurchase dates and on fourteen days notice if any debt obligation is deemed to be taxable or in default. The put options are collateralized by approximately $2,035,000 of municipal and corporate bonds and U.S. Treasury Notes of approximately $1,000,000. This transaction has been recorded as a borrowing. The borrowing is reduced with proceeds from the maturity or call of the municipal securities, which have maturity dates ranging from November 1998 to November 2017.

The Bank maintains a line of credit with the FHLB of New York. Borrowings under the line bear interest at .125% above the federal funds rate. The total amount available under the line was $10,214,000 at December 31, 1995. The amount of the line is equal to 5% of the Bank's total assets and is set each year at March 31, the renewal date of the line.

(7) INCOME TAXES

Total income taxes for the year ended December 31 were allocated as follows (in thousands):

                                                                             1995       1994      1993
- ------------------------------------------------------------------------------------------------------------
Income from operations                                                     $  352         177      (13)
Stockholders' equity, for change in                                           163       (303)      162
unrealized gain (loss) on securities
- ------------------------------------------------------------------------------------------------------------
                                                                           $  515       (126)      149
- ------------------------------------------------------------------------------------------------------------

Actual income taxes applicable to operations differ from expected taxes, computed by applying the Federal corporate tax rate of 34% to income (loss) before income taxes as follows (in thousands):

                                                                               1995     1994      1993
- -------------------------------------------------------------------------------------------------------
Expected tax expense                                                         $ 477       394       269
Non-deductible expenses                                                        101         0         0
State income taxes, net of Federal                                              99         8        12
benefit
Change in valuation allowance for deferred tax                                (464)     (277)     (233)
assets
Other                                                                          139        52       (61)
- -------------------------------------------------------------------------------------------------------
Income tax expense (benefit)                                                 $ 352       177       (13)
- -------------------------------------------------------------------------------------------------------


The components of income tax expense (benefit) applicable to operations are as follows (in thousands):
                                                                                  1995   1994     1993
- -------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                       $ 406     233      168
  State                                                                           150      12       18
- -------------------------------------------------------------------------------------------------------
                                                                                  556     245      186
- -------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                                        (204)    (68)    (152)
  State                                                                             0       0      (47)
- -------------------------------------------------------------------------------------------------------
                                                                                 (204)    (68)    (199)
- -------------------------------------------------------------------------------------------------------
                                                                                 $352     177      (13)
- -------------------------------------------------------------------------------------------------------
Deferred tax expense (exclusive of the change in valuation                     $  260     209       34
allowance)
Change in valuation allowance                                                    (464)   (277)    (233)
- -------------------------------------------------------------------------------------------------------
                                                                               $ (204)    (68)    (199)
- -------------------------------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands).
                                                                               1995     1994
- -------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses                                                 $1,065     1,214
  Unrealized loss on securities available for sale                               0       141
  Alternative minimum tax credit carryforwards                                 137       228
  Unrealized gain on securities available for sale for tax                     105         0
     purposes
  Other                                                                         90       127
- -------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                              1,397     1,710
  Less valuation allowance                                                    (572)   (1,036)
- -------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                        825       674
- -------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
  Increase in tax bad debt reserve over base year                              146       128
  Unrealized gain on securities available for sale                              22         0
  Accumulated depreciation                                                     117        55
  Other                                                                        132       124
- -------------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                           417       307
- -------------------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                                           $ 408       367
- -------------------------------------------------------------------------------------------------------



Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities and the level of historical taxable income.

The Company has an alternative minimum tax credit carryforward of approximately $137,000 at December 31, 1995, which may be carried forward indefinitely. Additionally, the Company has a New York State mortgage tax credit carryforward of approximately $38,000 which is available to reduce future state income taxes.

Retained earnings at December 31, 1995 includes approximately $987,000 representing aggregate bad debt deductions taken under the provisions of the Internal Revenue Code. Use of these reserves for purposes other than to absorb losses on loans would result in taxable income. However, it is not contemplated that the reserves will be used in a manner that will create tax liabilities.

(8) STOCKHOLDERS' EQUITY

The Company's principal source of funds to pay dividends on the Company's common stock is dividends received from the Bank. In any calendar year, approval of the Superintendent of Banks of the State of New York is required prior to the Bank declaring dividends in an amount in excess of net income for
that year plus net income retained in the preceding two years.   At December
31, 1995 , the Bank has approximately $2,556,000 available for payment of dividends to the Company. The Company and Bank are in compliance with Federal Reserve Board and FDIC capital requirements at December 31, 1995 and 1994.

(9) EMPLOYEE BENEFITS AND STOCK PLANS

The Company adopted a Stock Option Plan which was approved by the stockholders in 1987 (1987 plan). Under the 1987 plan, 51,177 shares of authorized but unissued common stock were reserved for the granting of options to officers and key employees. Options are granted at the market price of shares at the date of grant, adjusted when applicable for the effect of stock dividends, become exercisable 20% per year after the date of grant and must be exercised within 10 years of the date of grant.

To supplement the 1987 plan, the Company adopted an additional Stock Option Plan which was approved by the shareholders in 1991 (1991 plan). Under the 1991 plan, 46,233 shares of authorized but unissued common stock were reserved for future issuance. The terms, conditions, and provisions of the 1991 plan are substantially the same as those of the 1987 plan described above, except that the vesting of options is determined by the Company's board of directors at the time of grant.

Option activity is summarized as follows:

                                                                      NUMBER OF
                                                                     SHARES UNDER       OPTION PRICE
                                                                       OPTION             PER SHARE
- -----------------------------------------------------------------------------------------------------
Outstanding, December 31, 1992                                         16,660           $5.25-11.00
 Granted                                                               29,500             8.50-9.50
  Canceled                                                             (1,300)               5.25
- -----------------------------------------------------------------------------------------------------
Outstanding, December 31, 1993                                         44,860            5.25-11.00
- -----------------------------------------------------------------------------------------------------
 Granted                                                               17,500               10.25
  Canceled                                                             (2,060)            5.25-9.52
  Exercised                                                            (1,075)            5.25-8.50
- -----------------------------------------------------------------------------------------------------
Outstanding, December 31, 1994                                         59,225            5.25-11.00
- -----------------------------------------------------------------------------------------------------
 Granted                                                                5,000               15.25

  Canceled                                                             (1,665)           5.25-10.25
  Exercised                                                            (3,860)            5.25-9.52
- -----------------------------------------------------------------------------------------------------
Outstanding, December 31, 1995                                         58,700           $5.25-15.25
- -----------------------------------------------------------------------------------------------------




The following table sets forth the option price per share of vested options at December 31, 1995:

                                                       OPTION
  NUMBER OF                                             PRICE
VESTED OPTIONS                                        PER SHARE
- -----------------------------------------------------------------
      5,440                                             $ 5.25
     14,400                                               8.50
      9,900                                               9.50
      6,510                                               9.52
      3,450                                              10.25
        200                                              11.00
- -----------------------------------------------------------------
     39,900
- -----------------------------------------------------------------

At December 31, 1995, 33,775 options were available for grant.

The Company maintains an Employee Stock Ownership Plan (ESOP) which covers substantially all employees who have completed one year of service, with participants vesting in shares purchased by the ESOP based upon a graduated scale over a 7 year period. In December 1987, 27,500 shares were purchased by the ESOP Trust from $38,000 of contributions made to the ESOP by the Bank and $196,000 from the proceeds of a promissory note obtained by the ESOP Trust. The final installment on the promissory note was paid by the Company in December 1994. The Company pays all administrative expenses associated with the ESOP.

For the years 1994, and 1993, the Company expensed $30,000 and $36,000, respectively, which was paid to the ESOP trust. Of these amounts $29,000 and $32,000 were for repayment of the note payable annual installments and $1,000 and $4,000, respectively, were for interest. No contributions were made by the Company in 1995. At December 31, 1995, all 18,534 shares in the plan were allocated to plan participants.

The Bank has a 401(k) Savings Plan which covers all full time salaried employees who have completed one year of service and are at least 21 years old. Expense of the Plan in 1995, 1994 and 1993 was approximately $89,000, $91,000 and $79,000, respectively.

The 1995 Non-Employee Directors Stock Plan (the "Plan") was approved by shareholders and adopted by the Company in 1995. The Plan was established to attract, retain and compensate for the services of highly qualified individuals who are not employees of the Company or the Bank, as members of their respective boards of directors, and to enable them to increase their ownership in the Company's common stock, through automatic, non-discretionary awards of shares in lieu of cash meeting fees otherwise payable to them. The total number of shares that may be awarded pursuant to the plan shall not exceed 25,000. Shares awarded may be authorized but unissued shares, treasury shares, or shares purchased on the open market. The Plan terminates on December 31, 1999 unless terminated earlier by the board of directors or extended by the board with the approval of shareholders. During 1995, 1,315 shares were awarded and 23,685 shares were available for award at December 31, 1995.

The 1995 Non-Employee Directors Warrant Plan (the "Warrant Plan") was approved by shareholders and adopted by the Company in 1995. The Warrant Plan was established to attract, retain and compensate for the services of highly qualified individuals who are not employees of Company or the Bank, as members of their respective boards of directors, and to enable them to increase their ownership in the Company's common stock. The total number of shares that may be issued pursuant to warrants granted under the Warrant Plan shall not exceed 75,000. Shares subject to warrants granted may be authorized but unissued shares, treasury shares, shares purchased on the open market or shares issued pursuant to a rights offering or dividends. If any warrant is surrendered before exercise, or lapses without exercise, or for any other reason ceases to be exercisable, in whole or in part, the shares reserved for the unexercised portion thereof shall continue to be available for the grant of warrants hereunder. Each warrant granted vests and becomes exercisable over a three-year period, in increments of one-third on each anniversary of the grant date.

(10) COMMITMENTS

The Bank occupies five branches and other office space under noncancellable operating leases with remaining terms through 2009. A summary of future minimum rental commitments under the terms of such leases at December 31, 1995 follows (in thousands):

        YEAR                                                      AMOUNT
- --------------------------------------------------------------------------
        1996                                                   $    318
        1997                                                        319
        1998                                                        325
        1999                                                        326
        2000                                                        347
        Subsequent years                                          2,009
- --------------------------------------------------------------------------
                                                               $  3,644
- --------------------------------------------------------------------------

Rent expense amounted to approximately $321,000 for 1995 and $146,000 for 1994 and 1993, respectively.

Commitments to fund loans (including lines of credit) and outstanding letters of credit at December 31, 1995 and 1994 were approximately $14,189,000 and $193,000, and $15,568,000 and $300,000, respectively. Approximately $4,251,000 of the loan commitments at December 31, 1995 were for fixed rates of interest.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce exposure to fluctuations in interest rates. Those financial instruments include commitments to extend credit, and loans written with interest rate caps. Those instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheets. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk. Market risk represents the accounting loss that would be recognized at the reporting date if future changes in market prices make a financial instrument less valuable.

The Company writes variable rate loan contracts with interest rate caps in order to manage its interest rate exposure. Substantially, all variable rate loans are held by the Company.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. For interest rate caps, the contract or notional amounts do not represent exposure to credit loss. The Company controls its credit risk through credit approvals, limits, and monitoring procedures.

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Company.

On February 6, 1995, the Superintendent of Banks for the State of New York seized Nationar, a check-clearing and trust company, freezing all of Nationar's assets. On that date, the Bank had items in process of approximately $1 million, which are now included in other assets in the consolidated financial statements. Based on information set forth in certain publicly available documents, which by their terms are preliminary, management believes that the Bank will recover all of its items in process owed by Nationar. The foregoing event has not had any material effect on the Bank's ability to meet its liquidity needs. Management has taken all steps necessary to recover the amounts owed the Bank by Nationar.

(11) CONCENTRATIONS OF CREDIT

A substantial portion of the Company's loans are secured by real estate in Central New York State. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in this area. The Company's concentrations of credit risk are as disclosed in the schedule of loan classifications. The concentrations of credit risk in letters of credit and lines of credit outstanding parallel those loan classifications. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower. The Company's only financial instruments with off-balance sheet risk are letters of credit and committed lines of credit. These off-balance sheet items are shown in the Company's balance sheet upon funding.

(12) FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable rate loans that reprice frequently and loans due on demand with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g. one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold on the secondary market, adjusted for differences in loan characteristics. The fair values of other loans (e.g. commercial real estate and rental property mortgage loans and business loans) are estimates using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit equity. The carrying amount of accrued interest approximates its fair value.

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments (letters of credit, commitments to fund loans) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of loan origination commitments, lines of credit and standby letters of credit were estimated based on an analysis of the interest rates and fees currently charged for similar transactions. These fair values were not significantly different from the carrying amounts at December 31, 1995 and 1994, respectively.

Deposit Liabilities: The fair values disclosed for demand deposits (interest and non-interest checking, savings and club accounts, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). Fair values for fixed-rate certifications of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

These estimated fair values do not include the value of core deposit relationships which comprise a significant portion of the Company's deposit base. Management believes that the Company's core deposit relationships provide a relatively stable, low-cost funding source which has a substantial intangible value separate from the deposit balances.

Borrowings: The carrying amounts reported in the balance sheet for overnight borrowings approximate the fair values of those liabilities. The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The following is a summary of the carrying values and estimated fair values of the Company's financial assets and liabilities at December 31, 1995 and 1994, respectively (in thousands):

                                                                    1995                                1994
                                                            --------------------              ----------------------
                                                             CARRYING      FAIR                 Carrying      Fair
                                                              VALUE       VALUE                   Value       Value
- ---------------------------------------------------------------------------------------------------------------------
Financial assets:

    Cash and cash equivalents                               $   9,289       9,289               $   6,325       6,325
    Securities available for sale                               8,653       8,653                  17,276      17,276
    Securities held to maturity                                12,804      13,117                   4,595       4,479
    Federal Home Loan Bank stock                                1,303       1,303                   1,200       1,200

    Loans                                                     168,967     171,751                 163,921     158,978

Financial liabilities:
    Demand, NOW, Savings and money market accounts             77,635      77,635                  82,890      82,890
    Time certificates                                          99,474     100,696                  85,909      85,678
    Borrowings                                                 14,386      14,920                  13,984      13,142
- ----------------------------------------------------------------------------------------------------------------------

(13) PARENT COMPANY FINANCIAL INFORMATION

The following presents the condensed balance sheets of the Company (parent only) as of December 31,1995 and 1994 and its condensed statements of operations and cash flows for the years ended December 31, 1995, 1994 and 1993 (in thousands).

CONDENSED BALANCE SHEETS
                                                                                          1995       1994
- ----------------------------------------------------------------------------------------------------------------------

Assets:
  Cash                                                                             $       58           7
  Investment in subsidiary                                                             14,881      13,784
- ----------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                   $   14,939      13,791
- ----------------------------------------------------------------------------------------------------------------------

  Stockholders' equity                                                             $   14,939      13,791
- ----------------------------------------------------------------------------------------------------------------------

CONDENSED STATEMENTS OF OPERATIONS
                                                                                          1995       1994        1993
- ----------------------------------------------------------------------------------------------------------------------
Income:
  Dividends from subsidiary                                                        $      175         112          76
  Expenses                                                                                  0           0         (81)
- ----------------------------------------------------------------------------------------------------------------------
  Income (loss) before undistributed income of subsidiary                                 175         112          (5)
  Equity in undistributed income of subsidiary                                            877         871         808
- ----------------------------------------------------------------------------------------------------------------------
    Net income                                                                     $    1,052         983         803
- ----------------------------------------------------------------------------------------------------------------------


CONDENSED STATEMENTS OF CASH FLOWS

                                                                                          1995       1994        1993
- ------------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                                         $  1,052         983         803
Adjustments to reconcile net income to net
  cash provided by (used in) operating activities:
  Equity in undistributed income of subsidiary                                           (877)       (871)       (808)
  Other                                                                                     0           0           1
- ------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                                   175         112          (4)
- ------------------------------------------------------------------------------------------------------------------------

Financing activities:
  Cash dividends paid on common stock                                                    (175)       (112)          0
  Proceeds from issuance of stock pursuant to stock
option plans
  and Non-Employee Director's Stock Plan                                                   51           7           0
- ------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                                (124)       (105)          0
- ------------------------------------------------------------------------------------------------------------------------

Cash at beginning of year                                                                   7           0           4
- ------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                 $      58           7           0
- ------------------------------------------------------------------------------------------------------------------------

(14) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected quarterly financial data for the years ended December 31, 1995 and 1994 (in thousands):

                                                                   1995 QUARTER ENDED
                                                                                                               TOTAL
                                               MARCH 31         JUNE 30       SEPTEMBER 30    DECEMBER 31       YEAR
- ---------------------------------------------------------------------------------------------------------------------
Total interest income                     $      3,799           4,011            4,049           4,012        15,871
Total interest expense                          (1,944)         (2,200)          (2,242)         (2,222)       (8,608)
- ---------------------------------------------------------------------------------------------------------------------
   Net interest income                           1,855           1,811            1,807           1,790         7,263
Provision for loan losses                          (90)            (90)             (30)            (25)         (235)
- ---------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                      1,765           1,721            1,777           1,765         7,028
- ---------------------------------------------------------------------------------------------------------------------
Net loss on security transactions                  (16)              0              (83)              0           (99)
Net gain on sale of loans                            2               5                4               3            14
Other operating income                             154             147              184             187           672
Other operating expense                         (1,543)         (1,568)          (1,593)         (1,507)       (6,211)
- ---------------------------------------------------------------------------------------------------------------------
Income before income taxes                         362             305              289             448         1,404
Income tax expense                                  94              76               71             111           352
- ---------------------------------------------------------------------------------------------------------------------
   Net income                                      268             229              218             337         1,052
- ---------------------------------------------------------------------------------------------------------------------
Net income per common share               $       0.29            0.24             0.23            0.36          1.13
- ---------------------------------------------------------------------------------------------------------------------

                                                                   1994 Quarter Ended
- -------------------------------------------------------------------------------------------------------        Total
                                               March 31         June 30     September 30    December 31        Year
- ----------------------------------------------------------------------------------------------------------------------

Total interest income                     $      3,051           3,112            3,247           3,530        12,940
Total interest expense                          (1,471)         (1,504)          (1,571)         (1,803)       (6,349)
- ----------------------------------------------------------------------------------------------------------------------
   Net interest income                           1,580           1,608            1,676           1,727         6,591
Provision for loan losses                          (90)            (90)             (90)            (90)         (360)
- ----------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                      1,490           1,518            1,586           1,637         6,231
- ----------------------------------------------------------------------------------------------------------------------
Net gain on security transactions                    0               0                7               0             7
Net gain (loss) on sale of loans                    16             (27)               4              (1)           (8)
Other operating income                             124             128              133             125           510
Other operating expense                         (1,282)         (1,346)          (1,417)         (1,535)       (5,580)
- ----------------------------------------------------------------------------------------------------------------------
Income before income taxes                         348             273              313             226         1,160
Income tax expense                                  73              43               49              12           177
   Net income                             $        275             230              264             214           983
- ----------------------------------------------------------------------------------------------------------------------
Net income per common share               $       0.29            0.25             0.29            0.23          1.06
- ----------------------------------------------------------------------------------------------------------------------


Summation of the quarterly earnings per common share, due to the averaging effect of the number of shares throughout the year, does not necessarily equal the annual amount.

(15) SUBSEQUENT EVENTS (UNAUDITED)

On February 6, 1996, the Company and the Bank entered into a certain Purchase and Assumption Agreement (the "Agreement") with Cicero Bank, a New York State chartered commercial bank ("Cicero"), pursuant to which the Bank will acquire substantially all of Cicero's assets and assume substantially all of Cicero's deposit liabilities. The acquisition will be accounted for using the purchase method of accounting. The purchase price is approximately $1,500,000. The transaction, which is subject to regulatory approval and the approval of Cicero's stockholders, is expected to close in mid-1996. At December 31, 1995, Cicero's deposit liabilities were approximately $21,319,000, for which the Company will receive loans, cash and various other assets.

DIRECTORS OF CENTER BANKS
INCORPORATED
JOHN P. DRISCOLL          Chairman, President & Chief Executive Officer

CLIFFORD C. ABRAMS        Retired, President, Clifford C. Abrams, Inc.

ISRAEL BERKMAN            Retired, Examining Officer of the
                          Federal Reserve Bank of New York

DAVID E. BLACKWELL        President, Auburn
                          Steel Company, Inc.

WALTER D. COPELAND        Retired, President, Walter D. Copeland
                          Organization, Inc.

CARL W. GERST, JR.        Executive Vice President and Chief
                          Operating Officer, Anaren Microwave, Inc.

JOHN BERNARD HENRY        Professor of Pathology
                          SUNY Health Science Center at Syracuse

ANN G. HIGBEE             President of Public Relations Services,
                          Eric Mower and Associates

BRUCE H. LESLIE, PH.D.    President, Onondaga Community College

HOWARD J. MILLER          Retired, Vice President, Distribution, Crucible Service Centers

ANNE E. O'CONNOR          Corporate Secretary, Kopp Billing Agency, Inc.

RAYMOND C. TRAVER,        President, Raymond C. Traver, Jr.,
JR., MD                   M.D., P.C.

DIRECTORS' EMERITUS
B. Burdette Lee
Frederick R. Platt

OFFICERS OF CENTER BANKS
INCORPORATED
JOHN P. DRISCOLL          Chairman, President and Chief Executive Officer
J. DAVID HAMMOND          Executive Vice President
J. DANIEL MOHR            Treasurer
WILLIAM J. WELCH          Secretary
JANET D. WITTER           Assistant Secretary

OFFICERS OF SKANEATELES SAVINGS BANK
JOHN P. DRISCOLL                  Chairman, President & Chief Executive Officer
J. DAVID HAMMOND                  Executive Vice President
KAREN E. LOCKWOOD                 Vice President
JOHN A. MASON                     Vice President
J. DANIEL MOHR                    Vice President, Treasurer and Chief  Financial Officer
WILLIAM J. WELCH                  Vice President
RONALD M. DENBY                   Assistant Vice President
BETH L. BURGMASTER                Human Resources Officer
STEPHEN G. KUNZINGER              Auditor
RICHARD M. LAMBRECHT, JR.         Controller
BETH H. MEYERS                    Operations Officer
DONNA L. ROUSE                    Loan Operations Officer
JANET D. WITTER                   Secretary
CYNTHIA W. CAMERON                Community Banking Officer
DEBRA A. CHASE                    Community Banking Officer
JAMES E. DOVE                     Community Banking Officer
ROGER F. PHELPS                   Community Banking Officer

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


       Not applicable.

ITEM 10.         DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

                                                                                                    COMMON STOCK
                                                                                                 BENEFICIALLY OWNED
                                                                                                DIRECTLY OR INDIRECTLY
                                                                                  DIRECTOR     AS OF FEBRUARY 16, 1996
                                       POSITION WITH THE COMPANY AND PRINCIPAL    OF BANK      ------------------------
NAME                             AGE    OCCUPATION DURING THE PAST FIVE YEARS     SINCE(1)      AMOUNT     PERCENT(2)
- ----------------------------------------------------------------------------------------------------------------------
Clifford C. Abrams               70   Director; Retired, President and General       1983       4,821 (3)
                                      Manager of Clifford C. Abrams, Inc., an
                                      electrical contracting company.

David E. Blackwell               57   Director; President, Auburn Steel              1993        1,139
                                      Company, Inc.


Howard J. Miller                 63   Director; Retired, Vice President,             1993       1,543 (4)
                                      Distribution Crucible Service Centers.

Raymond C. Traver, Jr., M.D.     53   Director; Orthopedic Surgeon.                  1990       6,710 (5)

Israel Berkman                   67   Director; Retired, Examining Officer of     1992 (6)      1,517
                                      the Federal Reserve Bank of New York.

Ann G. Higbee                    53   Director; President of Public Relations       1993        1,862
                                      Services, Eric Mower and Associates.


Bruce H. Leslie                  47   Director; President, Onondaga                 1993         483
                                      Community College.

Anne E. O' Connor                60   Director; Corporate Secretary, Kopp           1995      92,399 (7)          9.92%
                                      Billing Agency, a medical billing agency.


Walter D. Copeland               62   Director; Retired, President, Walter D.       1994         360 (8)
                                      Copeland Organization, Inc., a real
                                      estate consulting firm.

John P. Driscoll                 56   Chairman, President and Chief Executive       1992      16,847 (9)          1.78%
                                      Officer of the Company.  President  & CEO
                                      of Steamatic of Greater Rochester,
                                      a commercial restoration and reconstruction
                                      company from 1989 to 1992. Regional
                                      President of Anchor Savings Bank, FSB
                                      from 1976 to 1989.


Carl W. Gerst, Jr.               58   Director; Executive Vice President,           1982        3,578
                                      Chief Operating Officer and Director of
                                      Anaren Microwave, Inc., a manufacturer
                                      of military electronic subsystems.


John Bernard Henry               67   Director; Professor of pathology and          1989      2,500 (10)
                                      former President of the State University
                                      of New York

                      Health Science Center at Syracuse.

(1) Includes terms as Trustee prior to the Bank's conversion from the mutual to stock form of organization on May 30, 1986.
(2)  All holdings amount to less than 1% of the issued and outstanding Common
     Stock, unless otherwise indicated.
(3)  Includes 1,575 shares held by Mr. Abrams' wife.
(4)  Includes 500 shares held by Mr. Miller's wife.
(5) Includes 4,050 shares held in trust under a defined employee contribution pension plan; and 524 shares held by Dr. Traver as custodian for his children.
(6)  Mr. Berkman is a director of the Company but not the Bank.
(7)  Shares owned by Mrs. O' Connor's husband.
(8)  Shares owned by Walter D. Copeland and Concetta M. Copeland Revocable
     Living Trust dated October 11, 1995,  Walter D. Copeland and Concetta
     M. Copeland, trustees.
(9)  Includes vested options to purchase 15,400 shares.
(10) All shares held jointly with Mr. Henry's wife, with whom Mr. Henry has shared voting and investment power.


ITEM 11.         EXECUTIVE COMPENSATION

         Since the formation of Center Banks, none of its executive officers has received any separate form of compensation from the Company. Officers receive compensation in their positions as officers of the Bank.

         The following table sets forth the compensation paid by the Bank to the Company's Chairman, President and Chief Executive Officer and to each executive officer whose aggregate annual salary and bonus exceeded $100,000 for services rendered in all capacities during the last three fiscal years.

                                                           SUMMARY COMPENSATION TABLE
                                                                                        LONG TERM
                                                   ANNUAL COMPENSATION               COMPENSATION
                                                  ---------------------------------------------------------------
                                                                                         AWARDS
                                                                    OTHER             -----------
                                                                   ANNUAL              SECURITIES      ALL OTHER
NAME AND                                                           COMPEN-             UNDERLYING       COMPEN-
PRINCIPAL POSITION             YEAR    SALARY (1)        BONUS     SATION (2)          OPTIONS (#)    SATION (3)
- -----------------------------------------------------------------------------------------------------------------
John P. Driscoll
Chairman, President & CEO      1995    $ 124,547    $ 17,406     $ 10,113                   0           $ 26,417
                               1994      110,104           0       10,784               8,000             14,627
                               1993       95,478      10,000       14,681              14,000              2,733

- --------------
(1) Includes the cost of shares allocated under the Company's Employee Stock Ownership Plan.
(2) Comprised entirely of country club dues in 1995 and 1994. Includes relocation expenses of $12,700 in 1993.
(3) Includes contributions to
    the Company's 401(k) plan totaling $6,790, premium payments on an individual flexible premium deferred variable annuity totaling $18,607 and premiums paid on term life insurance policy totaling $1,020.

         The Company did not grant any stock options to the Chairman, President and Chief Executive Officer and named executive officers in 1995. Options to purchase 5,000 shares at $15.25 per share were granted in 1995 to the executive officers as a group.

The following table sets forth information regarding In-the-Money options for the Company's Chairman, President and Chief Executive Officer and named executive officers at December 31, 1995.

                              NUMBER OF SECURITIES                       VALUE OF UNEXERCISED
                             UNDERLYING UNEXERCISED                           IN-THE-MONEY
                                   OPTIONS AT                                  OPTIONS AT
                              DECEMBER 31, 1995 (#)                        DECEMBER 31, 1995
                          --------------------------                 -------------------------------
NAME                      EXERCISABLE  UNEXERCISABLE                  EXERCISABLE      UNEXERCISABLE
- ----------------------------------------------------------------------------------------------------
John P. Driscoll            15,400           6,400                       $72,963            $24,400


COMPENSATION OF DIRECTORS

         Directors who are not executive officers of the Company receive a fee of $400 per Board meeting attended. In addition, non-officer members of committees of the Board receive a fee of $250 per committee meeting attended. Directors who are also officers of the Company receive no compensation for attendance at Board or committee meetings.

EMPLOYMENT AGREEMENTS

         The Company and the Bank have entered into an employment agreement with Mr. Driscoll effective as of January 1, 1996 which supersedes in its entirety his previous such contract. Under this agreement, Mr. Driscoll will receive a base salary for 1996 of $118,350. Thereafter Mr. Driscoll's salary shall be fixed as determined by the Board of Directors based upon an annual review of his compensation. Mr. Driscoll is also entitled to receive a bonus tied to specified target levels of the Company's earnings per share, and such other cash bonuses as the Board, in its discretion, may award.

         Under his agreement, Mr. Driscoll will receive a continuation of his salary and benefits for two years if his employment is terminated by the Company for any reason other than "cause", including a "change in control" of the Company.

         The Company and the Bank have also entered into agreements with
J. David Hammond, Executive Vice President, and William Welch, John Mason, J. Daniel Mohr and Karen Lockwood, Vice Presidents, pursuant to which they will receive a continuation of their respective salary and benefits for six months (twelve in the case of Mr. Hammond) if there occurs a "change in control" of the Company as a result of which their employment is terminated.

PERFORMANCE GRAPH

         The following table compares cumulative total shareholder returns on the Company's stock over the last five years to the Nasdaq Stock Market Index for U.S. companies and the Nasdaq Bank Index. Total return values were calculated assuming a $100 investment on December 31, 1990 and reinvestment of dividends. The following table shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the 1934 Act and shall not be deemed filed under either such act.


                                TOTAL RETURN
   DATE         CENTER BANKS        NASDAQ US          NASDAQ BANK
- ------------------------------------------------------------------
      1990               100              100                  100
      1991               108              161                  164
      1992               154              187                  239
      1993               154              215                  272
      1994               189              210                  271
      1995               245              296                  404

ITEM 12.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                       PRINCIPAL HOLDERS OF COMMON STOCK

         The following table (with notes thereto) sets forth information as of the Record Date with respect to ownership of Common Stock by any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who is known to the Company to be the beneficial owner of more than 5% of Common Stock and with respect to ownership of Common Stock by all directors and executive officers of the Company as a group (such information being based on information filed by or on behalf of the beneficial holder concerned).

NAME AND ADDRESS                               AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                          BENEFICIAL OWNERSHIP(1)               CLASS
- ------------------------------------------------------------------------------------------
Francis R. O'Connor                                 92,399 (2)                     9.92
511 E. Fayette Street
P.O. Box 2367
Syracuse, NY 13220

Jeffrey L. Gendell                                  88,200 (3)                     9.47
Tontine Partners, L.P.
31 West 52nd Street, 17th Floor
New York, New York 10019

Dimensional Fund Advisors                           64,400 (4)                     6.91
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

All current directors and executive
officers as a group (15 persons)                   146,038 (5)                     15.26

- ---------------
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("1934 Act"), a person is deemed to be the beneficial owner for purposes of this table of any shares of Center Banks common stock (a) over which he or she has or shares voting or investment power, or (b) of which he or she has the right to acquire beneficial ownership at any time within 60 days from February 16, 1996. For purposes of the 1934 Act, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. All shares shown in the table above have sole voting and investment power, except as otherwise indicated. This table includes shares of common stock subject to outstanding options granted pursuant to the Company's Stock Option Plans. As of February 16, 1996, executive officers as a group held vested options to purchase 24,950 shares. See "Compensation of Executive Officers."

(2)   Mr. O' Connor's wife is a director of the Company.

(3) As reported by Jeffrey L. Gendell and Tontine Partners, L.P., a Delaware Limited Partnership ("Tontine") in a statement as of September 28, 1995 on Schedule 13D under the Exchange Act. Of the 88,200 shares reported above, Mr. Gendell reported sole dispositive powers as to 35,000 shares and both Mr. Gendell and Tontine reported shared voting and dispositive powers as to 53,200 shares.

(4) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 64,400 shares of Center Banks Inc. common stock as of December 31, 1995, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(5)   Includes 92,399 shares owned by Mrs. O'Connor's husband.


ITEM 13.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None.