Form 10-K, Exhibit 13
period 1996-12-31
CENTER BANKS INC
filed 1997-03-31
CIK 829282

                                   Exhibit 13

                          ANNUAL REPORT TO SHAREHOLDERS

                                   Exhibit 13

       Annual Report to Shareholders for the year ended December 31, 1996

Item 5. Market For The Registrant's Common Stock And Related Security Holder Matters

The common stock of Center Banks Incorporated trades on the NASDAQ National Market System under the ticker symbol "CTBK".

The following table shows the range of high and low closing stock prices for each quarter of 1996 and 1995:

                                  1996                               1995
Quarter                     High         Low                   High         Low
-------
Fourth                      15.25       13.75                  15.25       14.00
Third                       14.75       13.50                  15.25       13.63
Second                      14.00       13.13                  14.25       12.38
First                       16.75       13.75                  14.00       10.75


Cash dividends totaling $.28 and $.19 per share were declared in 1996 and 1995, respectively.

On February 18,1997, there were 950,006 shares of Common Stock issued and outstanding, held of record by 587 shareholders.

Item 6.           Selected Financial Data


                                                                            December 31,
                                                   1996            1995             1994            1993             1992
==========================================================================================================================
                                                                           (In Thousands)
Balance Sheet Data:
Total assets                                  $ 242,182         210,647          201,841         174,558          169,142
Net loans                                       204,830         168,967          163,921         140,224          110,145
Securities                                       16,902          21,457           21,871          24,329           43,651
Federal funds sold                                3,800           3,400            1,200               0            3,200
Deposits, including escrow                      205,029         179,119          170,696         149,173          152,331
Borrowings                                       18,181          14,386           13,984          11,120            4,045
Stockholders' equity                             16,230          14,939           13,791          13,286           12,236
---------------------------------------------------------------------------------------------------------------------------



                                                                      Years ended December 31,
                                                   1996            1995             1994            1993             1992
------------------------------------------------------------------------------------------------------------------------------
                                                           (Dollars in Thousands, Except Per Share Data)
Operations Data:

Total interest income                        $   17,162          15,871           12,940          11,844           13,121
Total interest expense                            9,111           8,608            6,349           5,988            7,749
------------------------------------------------------------------------------------------------------------------------------
Net interest income                               8,051           7,263            6,591           5,856            5,372

Provision for loan losses                           175             235              360             600              455
Other operating income                            1,116             587              509             907              610
Other operating expenses                          7,418           6,211            5,580           5,373            5,224
------------------------------------------------------------------------------------------------------------------------------
Net income                                   $    1,481           1,052              983             803              348
------------------------------------------------------------------------------------------------------------------------------

Per share data:

Net income                                   $     1.57            1.13             1.06             .87              .38
Dividends declared                                  .28             .19              .12               0                0
Book value                                        17.12           16.05            14.90           14.37            13.23
------------------------------------------------------------------------------------------------------------------------------

Selected other data:

Earning asset yield                               8.01%           8.07%            7.31%           7.28%            7.80%
Cost of funds                                     4.63%           4.71%            3.90%           3.99%            4.90%
Interest rate spread                              3.38%           3.36%            3.41%           3.29%            2.90%
Net interest margin                               3.76%           3.69%            3.72%           3.60%            3.19%
Full service banking offices                          8               7                5               3                3
------------------------------------------------------------------------------------------------------------------------------


Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

                               FINANCIAL CONDITION

General
-------
Center Banks Incorporated (the "Company") is a bank holding company, with Skaneateles Savings Bank (the "Bank") being its sole subsidiary. The financial condition and operating results of the Company are largely dependent on the Bank, its primary investment.

On July 1, 1996, the Bank acquired substantially all of the assets and assumed the deposit liabilities of Cicero Bank ("Cicero"). Total assets acquired were $19.1 million, consisting of loans ($14.0 million), cash ($4.0 million) and other assets ($1.1 million). Total deposit liabilities assumed were $19.1 million, consisting of time accounts ($9.9 million), money market accounts ($2.3 million) and savings and demand accounts ($6.9 million). The excess of the purchase price over the fair value of assets acquired ("goodwill") amounted to $494,000 and is included in other assets. Goodwill is being amortized over the expected useful life of seven years on a straight line basis.

Total assets were $242.1 million at December 31, 1996, compared with $210.6 million at December 31, 1995, an increase of $31.5 million or 15.0%. Excluding assets acquired from Cicero, total assets increased $12.4 million or 5.9%.


                                 1992          1993          1994         1995          1996
                             ---------------------------------------------------------------
Total assets (millions)          $169          $175          $202         $211          $242

Loans
-----
Net loans were $204.8 million at December 31, 1996, an increase of $35.8 million or 21.2% from December 31, 1995. Loan growth was $21.8 million or 12.9% excluding loans acquired from Cicero. Loan originations for 1996 totaled $54.2 million, an increase of 154% from 1995's originations of $21.3 million.

Residential mortgage originations were $30.4 million in 1996, an increase of 141% from 1995's originations. This represented 56.1% of 1996's total loan originations, down from 59.2% in 1995. Approximately $15.2 million or 50.0% of the residential loans originated in 1996 were for fixed rates of interest, compared with $12.0 million and 63.8%, respectively, in 1995. Fixed rate mortgages with terms of 15 years or less are originated for portfolio as long as they fit the Bank's established asset/liability mix, while fixed rate mortgages with terms greater than 15 years are sold on the secondary market to control the Bank's interest rate risk. During 1996 the Bank sold approximately $4.8 million of fixed rate residential loans, compared with $2.0 million in 1995. The Bank retains servicing on all sold loans. In addition to fixed rate loans, the Bank offers adjustable rate loans with rates that adjust annually (1 year ARM), or once every three years (3 year ARM). Originations of 1 year and 3 year ARM's totaled $2.2 million or 7.2% of residential mortgage originations in 1996, compared with $2.6 million or 13.8% in 1995. The Bank also offers a 5/1 ARM. The 5/1 ARM is a loan with a fixed rate of interest for the first five years. On the loan's fifth anniversary, the rate converts to the current rate for a 1 year ARM, and adjusts annually over the remaining term of the loan. Originations of 5/1 ARM's totaled $7.2 million or 23.7% of residential loan originations in 1996, compared with $4.2 million or 22.4% in 1995. Adjustable rate loans are generally retained for portfolio.

A large portion of the residential mortgages originated in 1996 and 1995 was referred to the Bank by third-party brokers in areas contiguous to the Bank's designated lending area. Brokers were used to supplement the Bank's own direct originations in order to meet mortgage lending goals. Increasing competition in mortgage lending, however, has squeezed margins and profitability. As a result, the Bank has shifted its lending focus, placing more emphasis on consumer and commercial loans. In the third quarter of 1996, the Bank effectively suspended the use of mortgage brokers, focusing instead on its designated lending area for residential mortgages. It is expected that future mortgage production will decrease as a result.

                                 1992          1993          1994         1995          1996
                             ---------------------------------------------------------------
Total loans (millions)           $110          $140          $164         $169          $205

Consumer loan originations were $10.5 million or 19.4% of total loan originations in 1996, compared with $4.7 million or 22.2% in 1995. Although the relative level of originations is down from last year due to stronger growth in the other loan categories, the actual origination volume of consumer loans increased 122%, due primarily to a larger branch network and more focused marketing efforts. The Bank opened two new in-supermarket branches in the second quarter of 1995 and added another branch from Cicero in 1996. These three new branches contributed significantly to consumer loan production in 1996, accounting for approximately 41% of total originations. The Bank's marketing strategy changed in 1996 from general media advertising to targeted mailings to current and potential customers promoting specific products. In January 1997, a marketing software package was purchased which allows the Bank to identify all relationships with its customers on an individual or household level. This software is expected to further enhance the effectiveness of the direct mail marketing program.

To further increase consumer loan production, the Bank implemented an indirect lending program in the third quarter of 1996, through which it receives consumer loan applications from Bank-approved automobile and recreational vehicle dealerships on behalf of their customers to finance their purchases. This program is expected to be an integral part of the Bank's consumer loan origination efforts in 1997 and beyond. These applications are subject to the Bank's normal consumer loan underwriting criteria.

Commercial loan and mortgage originations were $13.3 million or 24.5% of total loan originations in 1996, up from $4.0 or 18.6% in 1995. Compared with 1995, total new commercial loan and mortgage volume increased 235%. The increase resulted largely from a strengthening of the Bank's business development activities, including an active calling program, a new indirect leasing program and a greater presence by the Bank in local trade and business shows.

Other Assets
-------------
Other assets were $1.3 million at December 31, 1996, down 36.4% from December 31, 1995. The balance at December 31, 1995 included $1.1 million which was reclassified from cash and due from banks, representing balances owed the Bank by Nationar, which was in liquidation. During 1996, the Bank received 100% of the amount owed. On July 1, 1996 the Bank recorded an intangible asset of $494,000 representing goodwill relating to the Cicero transaction.

Deposits
--------
Deposit growth was the primary source of funds for the Bank in 1996. Total deposits, including escrow, were $205.0 million at December 31, 1996, an increase of $25.9 million or 14.5% from the end of 1995. Excluding deposits assumed from Cicero, deposits increased $6.9 million or 3.9% in 1996. The Bank changed its strategy for deposit growth in 1996, placing more emphasis on savings and checking accounts, which carry lower rates of interest than time accounts and tend to be less sensitive to changes in interest rates. In February 1996, the Bank developed seven new checking account products, each targeted to specific demographic groups and supported by an active direct mail marketing campaign. As a result, the Bank's total checking account balances increased $7.8 million or 33.4% in 1996, while its savings account balances were up $2.9 million or 8.9%. Both gains were exclusive of accounts assumed from Cicero. More than 7,700 new checking accounts were opened in 1996 as a result of this program, representing a 133% increase in the number of accounts compared with the end of 1995. The direct mail marketing program will be a key part of the Bank's deposit growth strategy for the foreseeable future. In addition to the lower interest cost of these deposits, the accounts generate fee income which will provide a stable source of revenue regardless of fluctuations in interest rates. Also, the increase in checking account customers provides a significant opportunity to cross sell other deposit and loan products.


                                 1992           1993          1994          1995         1996
                             ----------------------------------------------------------------
Total Deposits (millions)        $151           $147          $169          $177         $203

                                  ASSET QUALITY

Nonperforming assets are comprised of nonaccrual loans and other real estate owned. Management's policy is to place a loan on nonaccrual status with respect to interest income recognition when collection of the interest is doubtful. Generally, this occurs when principal or interest payments are ninety days or more past due, although interest accruals may continue for certain loans that are adequately secured. The classification of a loan as nonaccruing does not necessarily indicate that the principal and interest ultimately will be uncollectable. The Bank's historical experience suggests that a portion of assets so classified will eventually be recovered. All nonperforming loans are in various stages of workout, settlement or foreclosure.

Nonperforming assets totaled $3.9 million, or 1.6% of total assets at December 31, 1996, compared with $2.5 million, or 1.2% of total assets at December 31, 1995. Included in nonperforming assets at December 31, 1996 were nonaccrual loans of $3.2 million or 1.5% of gross loans, compared with $2.1 million or 1.2% at December 31, 1995. Nonaccrual loans acquired in the Cicero transaction accounted for approximately 56% of the increase in 1996. Excluding the loans acquired form Cicero, the Bank's nonperforming loans would have been $2.5 million or 1.3% of gross loans at December 31, 1996.

The allowance for loan losses was $2.1 million at December 31, 1996 compared with $2.7 million at December 31, 1995. The Bank absorbed Cicero's allowance for loan losses of $447,000 on July 1, 1996, which equaled 75% of Cicero's nonperforming loans at the acquisition date. The ratio of the allowance to nonperforming loans was 67% at December 31, 1996, compared with 125% at the end of 1995. Loan loss provisions totaled $175,000 in 1996, compared with $235,000 in 1995. Charge-offs, net of recoveries, amounted to $1.3 million in 1996, compared with $608,000 in 1995. The increase is attributable to the Bank charging off $863,000 on one commercial loan. This loan was originated in 1988 and has been a collection problem for a number of years.

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

The Bank utilizes a risk rating system in its credit quality estimation process. This system involves an ongoing review of business loans and commercial real estate loans that culminates in loans being assigned a risk rating based upon various credit criteria. If the review indicates a sufficient level of risk, an allowance is established proportionate to the perceived risk for each loan. Loans not having an individually established allowance are aggregated by the type of loan and an allowance is estimated based upon aging statistics, past experience and economic factors.

Generally, all commercial mortgage loans and commercial loans in a delinquent payment status (90 days or more delinquent) are considered impaired. The Bank estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Residential mortgage loans, consumer loans, home equity lines of credit and education loans are evaluated collectively since they are homogenous and generally carry smaller individual balances.

As with any financial institution, poor economic conditions, high interest rates, high unemployment and other matters outside of the Bank's control may lead to increased losses in the loan portfolio. Management has various controls in place designed in an effort to limit losses, such as: 1) a comprehensive "watch list" of possible loan problems, 2) a fully documented policy concerning loan administration (loan file documentation, disclosures, approvals, etc.) and
3) a loan review department to audit for adherence to established Bank controls and to review the quality and anticipated collectibility of the portfolio. The loan review department reports monthly to the Executive Committee of the board of directors, which in turn, reports to the full board of directors. The power to authorize charge-offs rests solely with the board of directors.

Management believes the allowance for loan losses as of December 31, 1996 was adequate based upon the quality of the loan portfolio at that date. Future additions to the allowance will be based, among other factors, on changes in economic conditions and financial stress of the Company's borrowers.

                           ASSET/LIABILITY MANAGEMENT

The goal of asset/liability management is to reduce the volatility of net interest income during periods of changing market interest rates (interest rate risk). The Company uses three methods to measure its interest rate risk: i) gap;
ii) duration; and iii) simulation analysis. Gap analysis measures the difference between assets and liabilities which reprice and/or mature within a given time frame, typically the cumulative one-year horizon. An asset-sensitive gap position could lead to an increase in net interest income in a rising rate environment, and a decrease in net interest income in a falling rate environment, as assets reprice or mature quicker than liabilities. Conversely, a liability-sensitive gap position could lead to a decrease in net interest income in a rising rate environment and an increase in net interest income in a falling rate environment. Duration analysis measures the weighted average time to receive (pay) all cash flows (principal and interest) on a financial instrument. The shorter the duration of a financial instrument, the quicker its cash flows are received (paid). Simulation analysis measures the impact on net interest income and market value of equity of hypothetical changes in interest rates. Through simulation analysis, management can also estimate the impact on net interest income of different investing and funding strategies.

In February 1996, the Bank purchased an interest rate floor with a notional amount of $18 million, to hedge a portion of its prime-based loan portfolio. Under the agreement, which expires in February 1999, the Bank will receive payments on a quarterly basis if the prime rate drops below 8.25% (the "strike rate"). Payments are equal to the amount by which the prime rate falls below the strike rate multiplied by the notional amount of the floor. The fee paid for the floor is included in other assets and is being amortized to interest income using the interest method over the life of the floor.

The Company's cumulative 1 year ratio of rate sensitive assets to rate sensitive liabilities (1 year gap) was .98 at December 31, 1996. The duration of interest-bearing assets and liabilities was 2.19 years and 1.58 years, respectively. These measurements indicate a slightly liability-sensitive position.

                              STOCKHOLDER'S EQUITY

At December 31, 1996, the Company's stockholders' equity totaled $16.2 million, an increase of $1.3 million from $14.9 million at December 31, 1995. This increase is the result of (i) net income of $1.5 million, (ii) proceeds of $164,000 from issuance of stock under stock plans, (iii) cash dividends of $264,000, and (iv) a $90,000 decrease in the fair value of securities, net of taxes.

The Company's and Bank's leverage capital ratio was 6.46% at December 31, 1996 compared with 7.00% at December 31, 1995. Total capital to risk-adjusted assets was 11.23% and 12.68%, respectively, at December 31, 1996 and 1995. The drop in the capital ratios resulted from the Company's rate of asset growth exceeding that of equity. Both capital measurements exceed the regulatory requirements of 5.00% and 10.00%, respectively, to be classified as a well-capitalized institution.

                         LIQUIDITY AND CAPITAL RESOURCES

The purpose of liquidity management is to assure sufficient cash flow to meet all of the Company's financial requirements and to be able to capitalize on opportunities for increasing income. Liquidity is mainly provided by cash, securities available for sale, principal and interest collections on loans and mortgage-backed securities deposits and borrowing facilities from correspondent banks. The Bank has overnight line of credit facilities with the Federal Home Loan Bank of New York ("FHLB") totaling $21.1 million which can be used to meet the Bank's daily cash needs. In addition, the Bank can borrow additional amounts on a term basis from the FHLB.

The Company's liquidity position is monitored daily, and the Asset/Liability Committee is responsible for setting general guidelines to ensure maintenance of prudent levels of liquidity. At the end of 1996, the Bank's approved commitments to extend credit amounted to $16.1 million. Further information on commitments is in note (10) of Notes to Consolidated Financial Statements. The Company's liquidity is considered adequate to meet all of its cash flow requirements.

                                 1992          1993          1994         1995          1996
                             --------------------------------------------------------------------
Net Income (thousands)           $348          $803          $983        $1,052        $1,481


                              RESULTS OF OPERATIONS

Year Ended December 31, 1996
Compared to Year Ended December 31, 1995

General
-------
The Company's and Bank's earnings are largely dependent upon net interest income, and are also affected by its provision for loan losses, other operating income and expenses, and taxes.

Net income was $1,481,000 or $1.57 per share in 1996, compared with $1,052,000 or $1.13 per share in 1995. A $788,000 increase in net interest income and a $529,000 increase in other operating income was partially offset by a $1.2 million increase in other expenses. Income taxes decreased $259,000.

Net Interest Income
-------------------
Net interest income is affected by the difference between the yield earned on interest earning assets and the rates paid on deposits and borrowings. The relative amounts of interest earning assets, deposits, and borrowings also impact net interest income levels.

Net interest income was $8.1 million in 1996, an increase of $788,000 or 10.8% from 1995. Interest income increased $1.3 million or 8.1% in 1996 due to a $17.7 million increase in average interest earning assets, partially offset by a .06% decrease in the yield on those assets. Loans acquired from Cicero, consisting primarily of consumer and commercial loans, accounted for approximately $7.0 million of the increase in average balances. The rest of the increase in average interest earning assets resulted from new loan originations during the year.

Asset yields are generally down in 1996 due to a slightly lower interest rate environment compared with 1995, as well as to competitive pressures in the Bank's local lending area. Yields on other loans are heavily influenced by home equity lines of credit and commercial loans which generally carry a variable rate of interest tied to the Bank's prime rate. The rate on commercial loans adjusts whenever the prime rate changes. Home equity adjustments take effect between 15 and 45 days after a change in the prime rate. The Bank's prime rate, which is directly impacted by movements in short term rates by the Federal Reserve, averaged 8.27% in 1996, compared with 8.83% in 1995.

                            1992           1993           1994           1995           1996
                       ---------------------------------------------------------------------------
Net Interest Margin        3.19%          3.60%          3.72%          3.69%          3.76%


-------------------------------------------------------------------------------
Analysis of Net Interest Income
The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest income from interest-earning assets and the resulting average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets;
(vi) net yield on interest-earning assets; and (vii) ratio of interest-earning assets to interest-bearing liabilities. No tax equivalent adjustments were made.
-------------------------------------------------------------------------------

                                                                  Years ended December 31,
                                                1996                               1995                             1994
                                  -------------------------------------------------------------------------------------------------
                                    Average                   Yield/   Average                 Yield/    Average            Yield/
                                    Balance   Interest        Rate     Balance   Interest      Rate      Balance  Interest   Rate
                                  -------------------------------------------------------------------------------------------------
                                                                   (Dollars In Thousands)
Interest-earning assets:
  Mortgage loans                    $152,455     12,156       7.97%    141,802     11,252       7.94%    125,159    9,037   7.22%
  Other loans                         36,053      3,346       9.28%     27,702      2,816      10.17%     28,484    2,463   8.65%
-----------------------------------------------------------------------------------------------------------------------------------
Total loans                          188,508     15,502       8.22%    169,504     14,068       8.30%    153,643   11,500   7.49%
-----------------------------------------------------------------------------------------------------------------------------------
  Securities                          22,166      1,461       6.59%     24,459      1,643       6.72%     22,824    1,411   6.18%
  Federal funds sold                   3,591        199       5.54%      2,619        160       6.11%        544       29   5.33%
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets        214,265     17,162       8.01%    196,582     15,871       8.07%    177,011   12,940   7.31%
-----------------------------------------------------------------------------------------------------------------------------------
Non-interest earning assets           12,998          0                 10,176          0                  6,163        0
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                        $227,263     17,162                206,758     15,871                183,174   12,940
-----------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Deposits:
     Savings and club accounts      $ 36,576      1,040       2.84%     33,133        937       2.83%     37,045      960   2.59%
     Time certificates               104,023      5,908       5.68%     97,596      5,598       5.74%     70,395    3,405   4.84%
     Money market accounts            21,919        730       3.33%     23,000        765       3.33%     27,652      770   2.79%
     Now and escrow accounts          18,007        392       2.18%     14,575        329       2.26%     12,708      299   2.35%
-----------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing deposits    180,525      8,070       4.47%    168,304      7,629       4.53%    147,800    5,434   3.68%
-----------------------------------------------------------------------------------------------------------------------------------
  Borrowings                          16,054      1,041       6.48%     14,618        979       6.70%     14,828      915   6.17%
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                        196,579      9,111       4.63%    182,922      8,608       4.71%    162,628    6,349   3.90%
Non-interest-bearing deposits         12,310          0                  8,470          0                  6,176        0
Non-interest-bearing liabilities       2,665          0                    835          0                    846        0
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                    211,554      9,111                192,227      8,608                169,650    6,349
Stockholders' equity                  15,709          0                 14,531          0                 13,524        0
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity              $227,263      9,111                206,758      8,608                183,174    6,349
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income/
  interest rate spread                            8,051       3.38%                 7,263      3.36%                6,591   3.41%
-----------------------------------------------------------------------------------------------------------------------------------
Net interest-earning assets/
  net yield on interest-earning
  assets                            $ 17,686                  3.76%    13,660                  3.69%      14,383            3.72%


---------------------------------------------------------------------------------------------------------------------------
Ratio of interest-earning assets
  to interest-bearing liabilities                         1.09                           1.07                         1.09
---------------------------------------------------------------------------------------------------------------------------

Interest expense increased $503,000 or 5.8% in 1996 due to a $13.7 million increase in average interest-bearing liabilities partially offset by a .08% decrease in the cost of funds. Deposits assumed from Cicero Bank accounted for approximately $9.5 million of the increase in average interest-bearing deposits. Of this amount, approximately $4.9 million were time accounts. The Bank's deposit mix changed in 1996 as a function of the Bank's strategy to emphasize and promote savings and checking accounts. While time deposits as a percentage of total deposits (including escrow) increased from 44% in 1993 to 55% in 1995, they dropped to 52% of total deposits in 1996. The corresponding increase in lower costing transaction accounts (savings, demand and NOW accounts) contributed to the decrease in the cost of funds, along with the effects of a slightly lower interest rate environment in 1996.

Market interest rates alone do not dictate the rates the Company pays for its funds, although they are an important factor. Other factors that impact the Company's cost of funds include liquidity needs, the desired mix of deposits and borrowings, local market competition and asset growth objectives.

The Company's net interest margin, which is computed by dividing net interest income by average interest earning assets, increased to 3.76% in 1996, compared with 3.69% in 1995.

Other Operating Income
----------------------
Other operating income includes gain or loss from sale of loans and securities, and service charges and other income. other operating income in 1996 was $1.1 million, compared with $587,000 in 1995, an increase of $529,000 or 90.1%. Much of the increase is attributable to higher service charges on deposits, which increased $361,000 or 95.5% in 1996. This is a direct result of the growth in the Company's savings and checking accounts.

Other Operating Expenses
------------------------
Other operating expenses were $7.4 million in 1996, compared with $6.2 million in 1995, an increase of $1.2 million or 19.4%.

Salaries and employee benefits expense was $3.2 million in 1996, compared with $2.7 million in 1995, an increase of $545,000 or 20.2%. Salaries and benefits of employees hired from Cicero accounted for approximately 35% of the increase, with the remainder of the increase resulting primarily from salary adjustments and incentive bonuses.

Correspondent bank fees were $250,000 in 1996, compared with $147,000 in 1995, an increase of $103,000 or 70.1%. The increase resulted primarily from fees associated with servicing the Company's larger deposit base.

Postage and delivery expense was $517,000 in 1996, compared with $181,000 in 1995, an increase of $336,000 or 185.6%. The cost of the Bank's direct mail marketing program for its checking account products is the primary reason for the increase. As was noted previously, this program contributed to significant growth in the Company's lower costing checking and savings accounts, and to a sharp increase in fee income.

Deposit insurance was $7,000 in 1996, compared with $197,000 in 1995, a decrease of $190,000 or 96.4%. The Bank's cost of FDIC insurance dropped from $.04 per $100 of insured deposits to the statutory minimum rate of $2,000 per year in 1996.

Real estate owned expense was $2,000 in 1996, compared with $273,000 in 1995, a decrease of $271,000 or 99.3%. In 1995, the Company wrote down a number of properties to their fair value less estimated selling costs. The types of foreclosed properties owned by the Company in 1996 presented a significantly lower risk of loss to the Company than in 1995.

Other expenses were $1.3 million in 1996, compared with $1.0 million in 1995, an increase of $337,000 or 33.6%. One-time expenses in 1996 amounted to approximately $127,000 or 37.7% of the increase in other expenses. Amortization of goodwill from the Cicero transaction added approximately $29,000 of expense in 1996. Other increases in this category were directly related to the growth in the size of the Company in 1996.

The Company's operating expense ratio to average assets was 3.26% in 1996, compared with 3.00% in 1995. Management of the Company considers the containment of operating expenses to be a high priority and has begun a review of all expenses in an effort to reduce expenditures.

Income Taxes
------------
Statement of Financial Accounting Standards No. 109 was adopted by the Company in 1992. The statement requires that a valuation allowance be provided when it is more likely than not that some portion of deferred tax assets will not be realized. The Company recognized no immediate financial statement effect from adopting Statement No. 109 because a valuation allowance was provided on the deferred tax asset. The Company generated sufficient earnings in 1996 to eliminate the December 31, 1995 valuation allowance of $572,000, which contributed to an effective rate lower than the expected statutory Federal and State combined rates of 40%. The Company recorded income tax expense of $93,000 in 1996, compared with $352,000 in 1995.

Year Ended December 31, 1995
Compared to Year Ended December 31, 1994

General
-------
Net income was $1,052,000 or $1.13 per share in 1995, compared with $983,000 or $1.06 per share in 1994. A $672,000 increase in net interest income and a $125,000 decrease in provision for loan losses was partially offset by a $631,000 increase in other expenses. Income taxes increased $175,000.

Net Interest Income
-------------------
Net interest income was $7.3 million in 1995, an increase of $672,000 or 10.2% from $6.6 million in 1994. Interest income increased $2.9 million or 22.7% in 1995 due to a $19.6 million increase in average interest earning assets and a
 .76% increase in the yield on those assets. Residential mortgages accounted for much of the growth in earning assets during 1995. Yields were up for all categories of interest earning assets in 1995, due to the higher level of interest rates that resulted from a series of rate hikes during 1994 and early 1995 by the Federal Reserve (the "Fed"). The yield on mortgage loans increased
 .72% in 1995, and the yield on other loans increased 1.52%. The Bank's prime rate averaged 8.83% in 1995, compared with 7.04% in 1994.


Interest expense increased $2.3 million or 35.6% in 1995 due to a $20.2 million increase in average interest-bearing liabilities and a .81% increase in the cost of funds. Average interest-bearing deposits increased $20.5 million or 13.9% due in large part to the assumption of $16.1 million of interest-bearing deposits acquired from First National Bank of Rochester in December 1994. The Company's cost of funds trended downward beginning in the latter part of 1995 and continuing into 1996 due in large part to the lower interest rate environment compared with most of 1995.

The Company's net interest margin was 3.69% in 1995, compared with 3.72% in 1994.

Provision for loan losses
-------------------------
The provision for loan losses was $235,000 in 1995, compared with $360,000 in 1994. The lower provision is the result of an improvement in the credit quality of the Company's loan portfolio, as discussed previously.

Other Operating Income
----------------------
Other operating income in 1995 was $587,000, compared with $509,000 in 1994, an increase of $78,000 or 15.3%. Excluding security transactions, operating income increased $184,000 or 36.7%.

Net loss on securities transactions was $99,000 in 1995, compared with a $7,000 gain in 1994. The loss in 1995 is due entirely to the write off of the Bank's investment in Nationar.

Service charges increased $151,000 or 66.5% in 1995 due primarily to the increase in the Company's deposit base in 1995.

Other Operating Expenses
------------------------
Other operating expenses were $6.2 million in 1995, compared with $5.6 million in 1994, an increase of $631,000 or 11.3%.

Salaries and employee benefits expense was $2.7 million in 1995, compared with $2.3 million in 1994, an increase of $416,000 or 18.2%. The increase is directly attributable to the addition of four new branch offices between November 1994 and April 1995, as well as normal merit increases.

Building, occupancy and equipment expense was $1.0 million in 1995, compared with $715,000 in 1994, an increase of $376,000 or 52.6%. Rent expense and depreciation increased by a total of $319,000 in 1995 due to the addition of four new branches and to a full year of depreciation on computer hardware and communications systems purchased in 1994.

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

Income Taxes
-------------
A $464,000 reduction in the valuation allowance for deferred tax assets in 1995 contributed to an effective rate lower than the expected statutory Federal and state combined rates of 40%.

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

                      RECENTLY ISSUED ACCOUNTING STANDARDS

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 122, Accounting for Mortgage Servicing Rights, as of January 1, 1996 on a prospective basis. SFAS No. 122 requires the Company to recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired, and also requires that capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. The adoption of SFAS No. 122 did not have a material impact on the Company's financial condition or results of operations because its level of sales of mortgages where servicing is retained is not significant.

On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation by electing to continue accounting for stock options under the provisions of Accounting Principles Board Opinion No. 25 and provide pro forma net income and earnings per share disclosures.

In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is based on consistent application of a "financial components approach" that focuses on control. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In December 1996, FASB deferred for one year the effective date of SFAS No. 125 as it relates to transfers of financial assets and secured borrowings and collateral. Management does not believe that the adoption of SFAS No. 125 will have a material impact on its financial condition or results of operations.

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

Item 8.           Financial Statements And Supplementary Data

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Center Banks Incorporated:

We have audited the accompanying consolidated balance sheets of Center Banks Incorporated and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Banks Incorporated and subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/S/ KPMG PEAT MARWICK LLP

Syracuse, New York
January 10, 1997


                            CENTER BANKS INCORPORATED
                           CONSOLIDATED BALANCE SHEETS

                                                           December 31,
ASSETS                                                  1996             1995
-------------------------------------------------------------------------------
                                             (In Thousands, Except Share Data)

Cash and due from banks                            $    5,726            5,889
Federal funds sold                                      3,800            3,400
Securities available for sale, at fair value            6,009            8,653
Securities held to maturity, fair value of
  $11,138 in 1996 and $13,117 in 1995                  10,893           12,804
Federal Home Loan Bank stock, at cost                   1,410            1,303
Mortgage loans receivable                             161,379          143,677
Other loans receivable                                 45,266           27,888
-------------------------------------------------------------------------------
                                                      206,645          171,565
   Net deferred costs                                     299               69
   Allowance for loan losses                           (2,114)          (2,667)
-------------------------------------------------------------------------------
       Loans receivable, net                          204,830          168,967
Premises and equipment, net                             6,195            5,885
Real estate owned, net                                    717              397
Accrued interest receivable                             1,271            1,255
Other assets                                            1,331            2,094
-------------------------------------------------------------------------------
                                                   $  242,182          210,647
-------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Interest bearing deposits                       $  188,424          167,182
   Demand deposits                                     14,861            9,927
-------------------------------------------------------------------------------
       Total deposits                                 203,285          177,109
   Advance payments by borrowers
      for property taxes and insurance                  1,744            2,010
   Borrowings                                          18,181           14,386
   Other liabilities                                    2,742            2,203
-------------------------------------------------------------------------------
            Total liabilities                         225,952          195,708
-------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, par value $.01
      per share, authorized
      500,000 shares, none issued                          0                 0
   Common stock, par value $.01 per share,
      authorized 2,500,000 shares, 948,092
      and 1,033,619 shares issued in 1996 and
      1995, respectively                                   9                10
   Additional paid-in capital                          8,978             9,526
   Retained earnings                                   7,300             6,083
   Net unrealized gain (loss) on securities,
    net of taxes                                         (57)               33
   Treasury stock, at cost (102,700 shares in 1995)        0              (713)
-------------------------------------------------------------------------------
            Total stockholders' equity                16,230            14,939
-------------------------------------------------------------------------------
                                                    $242,182           210,647
-------------------------------------------------------------------------------


                            CENTER BANKS INCORPORATED
                        CONSOLIDATED STATEMENTS OF INCOME

                                                     Years ended December 31,
                                                   1996        1995        1994
----------------------------------------------------------------------------------
                                              (In Thousands, Except Share Data)
Interest income:
  Mortgage loans                                  $ 12,156     11,252       9,037
  Other loans                                        3,346      2,816       2,463
  Securities                                         1,461      1,643       1,411
  Federal funds sold                                   199        160          29
----------------------------------------------------------------------------------
            Total interest income                   17,162     15,871      12,940
----------------------------------------------------------------------------------
Interest expense:
  Deposits                                           8,070      7,629       5,434
  Borrowings                                         1,041        979         915
----------------------------------------------------------------------------------
            Total interest expense                   9,111      8,608       6,349
----------------------------------------------------------------------------------
            Net interest income                      8,051      7,263       6,591
Provision for loan losses                              175        235         360
----------------------------------------------------------------------------------
            Net interest income after provision
               for loan losses                       7,876      7,028       6,231
----------------------------------------------------------------------------------
Other operating income:
   Net gain (loss) on security transactions             77        (99)          7
   Net gain (loss) on sale of loans                     34         14          (8)
   Service charges                                     739        378         227
   Other                                               266        294         283
----------------------------------------------------------------------------------
            Total other operating income             1,116        587         509
----------------------------------------------------------------------------------
                                                     8,992      7,615       6,740
----------------------------------------------------------------------------------
Other operating expenses:
   Salaries and employee benefits                    3,247      2,702       2,286
   Building, occupancy and equipment                 1,205      1,091         715
   Data processing                                     372        292         318
   Correspondent bank fees                             250        147         155
   Advertising and promotions                          262        152         151
   Postage and delivery                                517        181         135
   Stationary and supplies                             216        174         137
   Deposit insurance                                     7        197         391
   Real estate owned, net                                2        273         324
   Other                                             1,340      1,002         968
----------------------------------------------------------------------------------
            Total other operating expenses           7,418      6,211       5,580
----------------------------------------------------------------------------------
            Income before income tax expense         1,574      1,404       1,160
Income tax expense                                      93        352         177
----------------------------------------------------------------------------------
            Net income                            $  1,481      1,052         983
----------------------------------------------------------------------------------
            Net income per common share           $   1.57       1.13        1.06
----------------------------------------------------------------------------------
Weighted average shares outstanding                942,074    927,633     925,092
----------------------------------------------------------------------------------


                            CENTER BANKS INCORPORATED
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 1996, 1995 and 1994
                                                                                       Net
                                                                                   unrealized
                                                           Additional              holding gain
                                                   Common   paid-in-    Retained   (loss) on   Treasury    Loan to
                                                    stock    capital    earnings   securities   stock       ESOP   Total
--------------------------------------------------------------------------------------------------------------------------
                                                  (In Thousands, Except Share and per Share Data)
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                    $    10      9,468      4,335        215       (713)       (29)    13,286

Net income                                            0          0        983          0          0          0        983

ESOP loan payment                                     0          0          0          0          0         29         29

Sale of 1,075 shares under option                     0          7          0          0          0          0          7

Cash dividend declared on
 Common stock ($.12 per share)                        0          0       (112)         0          0          0       (112)

Change in net unrealized holding gain
 on securities available for sale, net of
 tax effect of $303                                   0          0          0       (402)         0          0       (402)
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                         10      9,475      5,206       (187)      (713)         0     13,791
--------------------------------------------------------------------------------------------------------------------------

Net income                                            0          0      1,052          0          0          0      1,052

Sale of 3,860 shares under option                     0         32          0          0          0          0         32

Issuance of 1,315 shares of stock
 under 1995 Non-employee Director's
 Stock Plan                                           0         19          0          0          0          0         19

Cash dividend declared on
 Common stock ($.19 per share)                        0          0       (175)         0          0          0       (175)

Change in net unrealized holding
 gain on securities, net of
 tax effect of $163                                   0          0          0        220          0          0        220
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                         10      9,526      6,083         33       (713)         0     14,939
--------------------------------------------------------------------------------------------------------------------------

Net income                                            0          0      1,481          0          0          0      1,481

Sale of 13,850 shares under option                    0        117          0          0          0          0        117

Issuance of 3,323 shares of stock
 under 1995 Non-employee Director's
 Stock Plan                                           0         47          0          0          0          0         47

Cash dividend declared on
 Common stock ($.28 per share)                        0          0       (264)         0          0          0       (264)

Retirement of 102,700 shares of
 treasury stock                                      (1)      (712)         0          0        713          0          0


Change in net unrealized holding
 gain on securities, net of
 tax effect of $60                          0           0            0         (90)           0           0         (90)

------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996            $   9     $ 8,978        7,300         (57)           0           0      16,230
------------------------------------------------------------------------------------------------------------------------------------


                            CENTER BANKS INCORPORATED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Years ended December 31,
                                                                      1996             1995              1994
------------------------------------------------------------------------------------------------------------------
                                                                                         (In Thousands)
Operating activities
Net Income                                                        $  1,481               1,052               983
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Provision for loan losses                                            175                 235               360
  Provision for losses on real estate owned                              0                 240               185
  Depreciation and amortization                                        628                 557               383
  Mortgage loans originated for sale                                (4,454)             (2,565)           (2,764)
  Proceeds from sale of mortgage loans originated for sale           4,861               2,060             2,989
  Net (gain) loss on security transactions                             (77)                 99                (7)
  Net increase in interest receivable                                  (16)                (94)             (204)
  Net increase (decrease) in other liabilities                         549              (1,253)            1,426
  Receipt of balance due from Nationar                               1,057                   0                 0
  Other, net                                                          (105)               (607)             (196)
------------------------------------------------------------------------------------------------------------------
        Total adjustments                                            2,618              (1,328)            2,172
------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities          4,099                (276)            3,155
Investing activities
  Proceeds from maturities of securities available for sale          3,004               6,020             1,030
  Proceeds from sale of securities available for sale                2,462                   0             3,053
  Proceeds from maturities of securities held to maturity            6,175               4,526               831
  Purchase of securities held to maturity                           (5,135)             (7,981)           (1,960)
  Purchase of securities available for sale                         (3,096)             (2,978)           (3,538)
  Principal collected on asset-backed securities                     1,110               1,244             2,240
  Purchase of Federal Home Loan Bank stock                            (107)               (103)             (191)
  Net increase in loans made to customers                          (22,698)             (5,017)          (24,195)
  Net cash received from acquired bank                               4,024                   0                 0
  Proceeds from sale of real estate owned                              196                 714               495
  Purchase of property and equipment, net                             (298)               (829)           (1,251)
------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                      (14,363)             (4,404)          (23,486)
Financing activities
  Net cash received for deposits of acquired branch                      0                   0            16,434
  Net increase (decrease) in time certificates                      (1,913)             13,565             8,711
  Net increase (decrease) in other deposits                          8,719              (5,142)           (3,622)
  Increase in overnight borrowings                                     865                 422               129
  Increase in long-term borrowings                                   4,000               1,000            10,000
  Repayment of long-term borrowings                                 (1,070)             (1,020)           (7,265)
  Proceeds from issuance of stock pursuant to stock plans              164                  51                 7
  Dividends paid                                                      (264)               (175)             (112)
------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                    10,501               8,701            24,282
------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                              237               4,021             3,951
Reclassification of balance due from Nationar to other assets            0              (1,057)                0
Cash and cash equivalents at beginning of period                     9,289               6,325             2,374
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                        $  9,526               9,289             6,325
------------------------------------------------------------------------------------------------------------------
Interest paid                                                     $  9,116               8,607             6,315
------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                 $     92                 269               468
------------------------------------------------------------------------------------------------------------------
Supplemental schedule of noncash investing activities:






Transfer of securities from available for sale to held to maturity    $     0      8,334          0
Transfer of securities from held to maturity to available for sale          0      2,471          0
Mortgage loans foreclosed and transferred to real estate owned            515        358        131
---------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1996, 1995 and 1994

(1) Summary of Significant Accounting Policies

Business
Center Banks Incorporated (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956. The results of the Company are largely dependent upon the results of Skaneateles Savings Bank (the "Bank"), its sole subsidiary. Skaneateles Savings Bank is a full service retail bank.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain prior year amounts have been reclassified to conform to current year classifications. A description of the significant accounting policies is presented below. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

(a) Basis of Presentation
The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions are eliminated in consolidation.

(b) Securities
The Company classifies its debt securities as either available-for-sale or held-to-maturity, as the Company does not hold any securities considered to be trading. Equity securities are classified as available-for-sale. Held-to-maturity securities are those debt securities that the Company has the ability and intent to hold until maturity. All other securities not included as held-to-maturity are classified as available-for-sale.


Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized gains or losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity until realized. The unrealized gains or losses included in the separate component of equity for securities transferred from available-for-sale to held-for-maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis with settlement occurring shortly thereafter. Realized gains and losses on securities sold are derived using the specific identification method for determining the cost of securities sold.

(c) Loans Receivable
Loans receivable are reported at the principal amount outstanding, net of deferred fees and costs and an allowance for loan losses. Accrual of interest on a loan, including impaired loans, is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition precludes accrual. Generally, interest income is not recognized on loans which are delinquent over 90 days, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

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

The Company estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans in a delinquent payment status (90 days or more delinquent) are considered impaired. Residential mortgage loans, consumer loans, home equity lines of credit and education loans are evaluated collectively since they are homogenous and generally carry smaller individual balances. Impairment losses are included as a component of the allowance for loan losses. Troubled debt restructurings involving a modification of terms are recorded at fair value as of the date of the transaction. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management judgment and the related factors discussed above.

(e) Premises and Equipment
Land is carried at cost and buildings and improvements, furniture and equipment, and leasehold improvements are carried at cost less allowances for depreciation and amortization. Depreciation and amortization are provided over the estimated service lives of the respective assets or lease terms on the straight-line method.

(f) Real Estate Owned
Real estate acquired in settlement of loans is carried at the lower of the impaired loan balance at the date of acquisition or fair value of the property received. Write-downs from cost to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. Subsequent write-downs to fair value, net of disposal costs, are charged to other operating expenses.

(g) Other Assets
On July 1, 1996, the Bank acquired substantially all the assets and assumed the deposit liabilities of Cicero Bank. The fair value of total assets acquired was $19.1 million, consisting of loans ($14.0 million), cash ($4.0 million) and other assets ($1.1 million). Total deposit liabilities assumed were $19.1 million. The excess of the purchase price over the fair value of assets acquired ("goodwill") amounted to $494,000 and is included in other assets. Goodwill is being amortized over the expected useful life of seven years on a straight line basis. The amortization periods will be monitored to determine if events and circumstances require the estimated useful lives to be reduced. Periodically, the Company reviews the goodwill for events or changes in circumstances that may indicate the carrying amount of the goodwill is impaired.

(h) Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Per Common Share Data
Per common share data is computed based upon the weighted average number of shares outstanding. Common stock equivalents are not included since dilution is less than 3%.

(j) Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from banks and federal funds sold.

(k) Stock-Based Compensation
Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows the Company to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(l) Off-Balance Sheet Instruments
The Company entered into an interest rate floor in 1996 as part of its interest rate risk management strategy. Interest rate floors are used to hedge exposure to falling interest rates and are accounted for using the accrual method. Fees related to interest rate floors are amortized using the interest method over the life of the floor. Income and expense are recorded in the same category as that of the related balance sheet item.

(2) Securities

Securities available for sale at December 31 are summarized as follows (in thousands):


                                                                             1996
                                                         ----------------------------------------------
                                                                       Gross         Gross
                                                         Amortized   unrealized    unrealized   Fair
                                                            cost       gains         losses     value
-------------------------------------------------------------------------------------------------------

    U.S. government and Federal agency obligations         $4,996         31           0       5,027
    Asset-backed securities                                   989          0          (7)        982
-------------------------------------------------------------------------------------------------------
                                                           $5,985         31          (7)      6,009
-------------------------------------------------------------------------------------------------------



                                                                                1995
                                                        ----------------------------------------------------------
                                                                      Gross        Gross
                                                        Amortized   unrealized   unrealized     Fair
                                                           cost       gains        losses     value
---------------------------------------------------------------------------------------------------------------------------
    U.S. government and Federal agency obligations         $5,980        126          0       6,106
    Mortgage-backed securities-FHLMC                        2,471         77         (1)      2,547

---------------------------------------------------------------------------------------------------------------------------
                                                           $8,451        203         (1)      8,653
---------------------------------------------------------------------------------------------------------------------------


Securities held to maturity at December 31 are summarized as follows (in thousands):


                                                                                1996
                                                        ----------------------------------------------------------
                                                                        Gross      Gross
                                                         Carrying     unrealized  unrealized    Fair
                                                          value         gains      losses      value
---------------------------------------------------------------------------------------------------------------------------
  U.S. government and Federal agency obligations           $4,992         15          0       5,007
    Mortgage-backed securities:
       FNMA                                                   145          3          0         148
       FHLMC                                                3,674        175          0       3,849
  Obligations of states and political subdivisions          1,782         53         (2)      1,833
  Corporate bonds, notes and debentures                       300          1          0         301
---------------------------------------------------------------------------------------------------------------------------
                                                          $10,893        247         (2)     11,138
---------------------------------------------------------------------------------------------------------------------------

                                                                                1995
                                                        ----------------------------------------------------------
                                                                         Gross       Gross
                                                         Carrying     unrealized   unrealized     Fair
                                                          value         gains        losses      value
---------------------------------------------------------------------------------------------------------------------------

  U.S. government and Federal agency obligations           $6,026         51          0         6,077
    Mortgage-backed securities:
       FNMA                                                   170          4          0           174
       FHLMC                                                4,493        192          0         4,685
  Obligations of states and political subdivisions          1,714         66         (3)        1,777
  Corporate bonds, notes and debentures                       401          3          0           404
---------------------------------------------------------------------------------------------------------------------------
                                                          $12,804        316         (3)       13,117
---------------------------------------------------------------------------------------------------------------------------

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

In November 1995, the Financial Accounting Standards Board (FASB) published "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (Guide). Concurrent with the initial adoption of the Guide, but no later than December 31, 1995, the Company was permitted to reassess the appropriateness of the classifications of all securities held at the time and implement reclassifications without calling into question the Company's intent to hold other debt securities to maturity in the future. Effective November 1995, the Company transferred securities with an amortized cost of $2,471,000, having fair values of $2,517,000 from the held-to-maturity portfolio to the available-for-sale category. The $46,000 net unrealized gain on the securities was excluded from earnings and recorded in the separate component of stockholders' equity, net of related taxes, at the time of transfer. As required by the Guide, financial statements prior to adoption were not restated.

Gross realized gains on the sale of securities were approximately $77,000 and $7,000 in 1996 and 1994, respectively. Losses of $99,000 were recognized in 1995 due to other than temporary impairment of the Bank's equity investment in Nationar.

The contractual maturity distribution of securities at December 31, 1996 is as follows (in thousands):


                                                        Within     One to      Five to     After ten
                                                       one year  five years    ten years     years      Total
-------------------------------------------------------------------------------------------------------------
Securities available for sale:
  U.S. government and Federal agency obligations       $2,988       2,008           0           0       4,996
  Asset-backed securities                                   0           0         989           0         989
-------------------------------------------------------------------------------------------------------------
                                                       $2,988       2,008         989           0       5,985
-------------------------------------------------------------------------------------------------------------
Fair value                                             $3,004       2,023         982           0       6,009
-------------------------------------------------------------------------------------------------------------
Weighted average yield of securities                     6.60%       6.51%       6.20%          0        6.51%
-------------------------------------------------------------------------------------------------------------
Securities held to maturity:
  U.S. government and Federal agency obligations         $998       3,994           0           0       4,992
  Mortgage-backed securities:
     FNMA                                                   0           0           0         145         145
     FHLMC                                                  0           0         311       3,363       3,674
  Obligations of states and political subdivisions         75          25         433       1,249       1,782
  Corporate bonds, notes and debentures                   100         100         100           0         300
-------------------------------------------------------------------------------------------------------------
                                                       $1,173       4,119         844       4,757      10,893
-------------------------------------------------------------------------------------------------------------
Fair value                                             $1,174       4,135         891       4,938      11,138
-------------------------------------------------------------------------------------------------------------
Weighted average yield of securities                     5.77%       6.25%       7.62%       7.19%       6.71%
-------------------------------------------------------------------------------------------------------------

Securities carried at $6,838,000 at December 31, 1996 were pledged for borrowings and other purposes required by law.

Accrued interest receivable on securities was $191,000 and $262,000 at December 31, 1996 and 1995, respectively.

(3) Loans Receivable, Net

Major categories of loans receivable at December 31, are summarized as follows (in thousands):


                                                     1996                1995
------------------------------------------------------------------------------
Loans secured by first mortgages on real estate:
  Residential                                     $129,651             116,320
  Commercial                                        31,728              27,357
------------------------------------------------------------------------------
                                                   161,379             143,677
------------------------------------------------------------------------------
Other loans:
  Business                                          18,861              10,631
  Guaranteed student                                   882                 858
  Home equity and improvement                       17,599              14,578
  Other consumer                                     7,924               1,821
------------------------------------------------------------------------------
                                                    45,266              27,888
------------------------------------------------------------------------------
                                                   206,645             171,565
  Net deferred costs                                   299                  69
  Allowance for loan losses                         (2,114)             (2,667)
------------------------------------------------------------------------------
                                                  $204,830             168,967
------------------------------------------------------------------------------

Changes in the allowance for loan losses for the years ended December 31 were as follows (in thousands):


                                            1996              1995               1994
-------------------------------------------------------------------------------------

Balance at January 1                      $2,667             3,040             2,938
Provision charged to operations              175               235               360
Recoveries                                   126               124               108
Loans charged off                         (1,301)             (732)             (366)
Allowance of acquired bank                   447                 0                 0
-------------------------------------------------------------------------------------
Balance at December 31                    $2,114             2,667             3,040
-------------------------------------------------------------------------------------

The principal balances of loans not accruing interest amounted to approximately $3,171,000 and $2,138,000 at December 31, 1996 and 1995, respectively. The effect of non-accrual loans on interest income for 1996, 1995 and 1994 was approximately $283,000, $155,000 and $172,000, respectively.

Impaired loans, which included troubled debt restructured loans, were $1,929,000 and $4,004,000 at December 31, 1996 and 1995, respectively. Included in these amounts are $832,000 and $2,688,000 of impaired loans for which the related allowance for loan losses is $216,000 and $884,000, respectively. In addition, included in the total impaired loans at December 31, 1996 and 1995 are $1,097,000 and $1,316,000 of impaired loans for which no allowance is recorded due to the adequacy of collateral values in accordance with SFAS 114. The average recorded investment in impaired loans during 1996 and 1995 was approximately $2,923,000 and $3,859,000, respectively. The amount of interest income recognized on impaired loans in 1996 and 1995 was approximately $166,000 and $281,000, respectively. The Bank is not committed to lend additional funds to these borrowers.

Accrued interest receivable on loans was $1,080,000 and $993,000 at December 31, 1996 and 1995, respectively.

The Bank serviced loans for others aggregating approximately $23,820,000, $21,796,000 and $20,848,000 at December 31, 1996, 1995 and 1994, respectively.

From time to time, the Bank entered into loan transactions with the Company's directors and officers (related parties). Such transactions were made on substantially the same terms as those prevailing at the same time for comparable loans to other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. An analysis of related party loan activity follows:


                                                       1996               1995
--------------------------------------------------------------------------------
Balance at January 1                                  $1,123              1,217
Increases                                                117                  3
Decreases                                                (68)               (97)
--------------------------------------------------------------------------------
Balance at December 31                                $1,172              1,123
--------------------------------------------------------------------------------

(4) Premises and Equipment

A summary of premises and equipment at December 31 is as follows (in thousands):



                                                              1996         1995
--------------------------------------------------------------------------------

Land                                                       $   532           432
Buildings and improvements                                   5,144         4,611
Furniture and equipment                                      3,153         2,902
Leasehold improvements                                       1,602         1,592
--------------------------------------------------------------------------------
                                                            10,431         9,537
Less accumulated depreciation and amortization               4,236         3,652
--------------------------------------------------------------------------------
                                                           $ 6,195         5,885
--------------------------------------------------------------------------------

Depreciation and amortization of premises and equipment included in building, occupancy and equipment expense amounted to $584,000, $557,000 and $383,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(5) Deposits

Deposits at December 31 are summarized as follows (in thousands):


                                                         1996              1995
--------------------------------------------------------------------------------

Savings and club accounts                            $ 38,690             33,016
Time certificates                                     107,429             99,474
Money market accounts                                  21,991             21,448
NOW accounts                                           20,314             13,244
Demand accounts                                        14,861              9,927
--------------------------------------------------------------------------------
                                                     $203,285            177,109
--------------------------------------------------------------------------------

At December 31, 1996 and 1995, the aggregate amounts of time deposits in denominations of $100,000 or more were approximately $13,065,000 and $9,074,000, respectively.

The following table presents the amount of certificate accounts at December 31, 1996 which mature during the periods indicated (in thousands):


                                                  Maturing
------------------------------------------------------------------------------------------------
   Within                                                                After
 One Year      Two Years    Three Years    Four Years    Five Years    Five Years       Total
------------ -------------- ------------- ------------- ------------- ------------- --------------
$     68,254    11,803         8,531         10,203        3,333         5,305         107,429
------------ -------------- ------------- ------------- ------------- ------------- --------------

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):


                                                1996          1995          1994
--------------------------------------------------------------------------------

Savings and club accounts                     $1,040           937           960
Time certificates                              5,908         5,598         3,405
Money market accounts                            730           765           770
NOW and escrow accounts                          392           329           299
--------------------------------------------------------------------------------
                                              $8,070         7,629         5,434
--------------------------------------------------------------------------------

(6) Borrowings

Borrowings at December 31 are summarized as follows (in thousands):


                                                      1996                     1995
                                              --------------------    --------------------
                                                Amount       Rate      Amount        Rate
------------------------------------------------------------------------------------------

Securities sold under repurchase agreements     $2,516         4.48%   1,651         4.47%

Advances from the FHLB of New York,                  0         0       1,000         7.13

 due 1997                                        2,000     6.15-7.79   2,000     6.15-7.79

 due 1998                                        7,000     5.45-6.15   6,000     5.45-5.60

 due 1999                                        3,000         6.63        0         0

 due 2002                                        2,000        10.51    2,000        10.51

Municipal securities sold with put options       1,665         6.32    1,735         6.48
------------------------------------------------------------------------------------------
                                               $18,181                14,386
------------------------------------------------------------------------------------------

The Bank enters into repurchase agreements with commercial demand deposit customers under which balances greater than $25,000 earn interest at a rate of 90% of the weekly average auction yield of the 90 day U.S. Treasury Bill. These transactions are recorded as borrowings. At December 31, 1996, the Bank pledged U.S. Treasury Notes totaling $3,983,000 as collateral for the repurchase agreements.

At December 31, 1996, Federal Home Loan Bank of New York (the "FHLB") advances are collateralized by the investment in stock of the FHLB of $1,410,000 and residential mortgage loans with a carrying value approximating $15,950,000. These advances carry fixed rates of interest.

In 1985, the Bank sold certain municipal securities to a Municipal Investment Trust Fund which have a par value at December 31, 1996 of $1,665,000. The trust has put options which require the Bank to repurchase the securities at par value on annual repurchase dates and on fourteen days' notice if any debt obligation is deemed to be taxable or in default. The put options are collateralized by approximately $1,846,000 of municipal and corporate bonds and U.S. Treasury Notes of approximately $988,000. This transaction has been recorded as a borrowing. The borrowing is reduced with proceeds from the maturity or call of the municipal securities, which have maturity dates ranging from November 1998 to November 2017.

The Bank maintains two lines of credit with the FHLB of New York. Borrowings under the lines bear interest at .125% above the federal funds rate. The total amount available under the lines was $21,064,000 at December 31, 1996. The amount of each line is equal to 5% of the Bank's total assets and is set each year at March 31, the renewal date of the lines.

(7) Income Taxes

Total income taxes for the year ended December 31 were allocated as follows (in thousands):


                                                    1996      1995        1994
--------------------------------------------------------------------------------

Income from operations                             $  93        352        177
Stockholders' equity, for change in unrealized
 gain (loss) on securities                           (60)       163       (303)
--------------------------------------------------------------------------------
                                                   $  33        515       (126)
--------------------------------------------------------------------------------

Actual income taxes applicable to operations differ from expected taxes, computed by applying the Federal corporate tax rate of 34% to income before income taxes as follows (in thousands):


                                                           1996       1995       1994
-------------------------------------------------------------------------------------

Expected tax expense                                      $ 535        477        394
Non-deductible expenses                                       0        101          0
State income taxes, net of Federal benefit                   42         99          8
Change in valuation allowance for deferred tax assets      (572)      (464)      (277)
Other                                                        88        139         52
-------------------------------------------------------------------------------------
Income tax expense                                        $  93        352        177
-------------------------------------------------------------------------------------

The components of income tax expense (benefit) applicable to operations are as follows (in thousands):


                                                                           1996       1995       1994
-----------------------------------------------------------------------------------------------------
Current:
  Federal                                                                 $  72        406        233
  State                                                                      14        150         12
-----------------------------------------------------------------------------------------------------
                                                                             86        556        245
-----------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                                   179       (204)       (68)
  State                                                                    (172)         0          0
-----------------------------------------------------------------------------------------------------
                                                                              7       (204)       (68)
-----------------------------------------------------------------------------------------------------
                                                                          $  93        352        177
-----------------------------------------------------------------------------------------------------
Deferred tax expense (exclusive of the change in valuation allowance)     $ 579        260        209
Change in valuation allowance                                              (572)      (464)      (277)
-----------------------------------------------------------------------------------------------------
                                                                          $   7       (204)       (68)
-----------------------------------------------------------------------------------------------------



The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands).


                                                                          1996        1995
------------------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses                                                $844      1,065
  Unrealized loss on securities available for sale                           38          0
  Alternative minimum tax credit carryforwards                              143        137
  Unrealized gain on securities available for sale for tax  purposes         10        105
  Other                                                                     144         90
------------------------------------------------------------------------------------------
Total gross deferred tax assets                                           1,179      1,397
  Less valuation allowance                                                    0       (572)
------------------------------------------------------------------------------------------
Net deferred tax assets                                                   1,179        825
------------------------------------------------------------------------------------------

Deferred tax liabilities:
  Increase in tax bad debt reserve over base year                           380        146
  Unrealized gain on securities available for sale                            0         22
  Accumulated depreciation                                                  162        117
  Other                                                                     176        132
------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                        718        417
------------------------------------------------------------------------------------------
Net deferred tax asset                                                     $461        408
------------------------------------------------------------------------------------------

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities and the level of historical taxable income. The Company generated sufficient earnings in 1996 to fully recognize the deferred tax assets.

The Company has an alternative minimum tax credit carryforward of approximately $143,000 at December 31, 1996, which may be carried forward indefinitely. Additionally, the Company has a New York State mortgage tax credit carryforward of approximately $122,000 which is available to reduce future state income taxes.

Included in retained earnings at December 31, 1996 is approximately $987,000 representing aggregate provisions for loan losses taken under the Internal Revenue Code. Use of these reserves to pay dividends in excess of earnings and profits or to redeem stock, or the failure of the institution to qualify as a bank for Federal income tax purposes, would result in taxable income. However, it is not contemplated that the reserves will be used in a manner that will create tax liabilities.

(8) Stockholders' Equity and Regulatory Matters

The Company's principal source of funds to pay dividends on the Company's common stock is dividends received from the Bank. In any calendar year, approval of the Superintendent of Banks of the State of New York is required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years. Under the regulations, the Bank has approximately $3,078,000 available for payment of dividends to the Company at December 31, 1996.

FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1996, the Bank was required to maintain a minimum leverage ratio of Tier I capital to average assets of 4%, and minimum ratios of Tier I capital and total capital to risk weighted assets of 4% and 8%, respectively.

Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately-capitalized, under-capitalized, significantly under-capitalized and critically under-capitalized. Generally, an institution is considered well-capitalized if it has a Tier I (core) capital ratio of at least 5% (based on average assets), a Tier I risk based capital ratio of at least 6%, and a total risk based capital ratio of at least10%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weighting and other factors.

Management believes that as of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since the notification that management believes have changed the Bank's capital classification.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, compared with the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:


                                                                                                For Classification
                                          Actual                   Minimum Adequacy             As Well-Capitalized
                            -----------------------------   -----------------------------    ------------------------
                                 Amount         Ratio           Amount         Ratio            Amount         Ratio
                            -----------------------------   -----------------------------    ------------------------
         1996
------------------------
Leverage (Tier I) Capital     $15,610           6.46%           9,664           4.00%          12,080           5.00%


Risk-based Capital:
  Tier I                       15,610           9.98%           6,257           4.00%           9,386           6.00%
  Total                        17,574          11.23%          12,514           8.00%          15,643          10.00%


         1995
------------------------
Leverage (Tier I) Capital      14,725           7.00%           8,413           4.00%          10,516           5.00%


Risk-based Capital:
  Tier I                       14,725          11.41%           5,160           4.00%           7,740           6.00%
  Total                        16,338          12.68%          10,321           8.00%          12,901          10.00%


The Company's capital amounts and ratios as of December 31, 1996 and 1995 were not materially different than those of the Bank.

(9) Employee Benefits and Stock Plans

The Company adopted a Stock Option Plan which was approved by the stockholders in 1987 (the "1987 Plan"). Under the 1987 Plan, 51,177 shares of authorized but unissued common stock were reserved for the granting of options to officers and key employees. Options are granted at the market price of shares at the date of grant, adjusted when applicable for the effect of stock dividends, become exercisable 20% per year after the date of grant and must be exercised within 10 years of the date of grant. This plan expired in May 1996.

To supplement the 1987 Plan, the Company adopted an additional Stock Option Plan which was approved by the shareholders in 1991 (the "1991 Plan"). Under the 1991 Plan, 46,233 shares of authorized but unissued common stock were reserved for future issuance. The terms, conditions, and provisions of the 1991 Plan are substantially the same as those of the 1987 Plan described above, except that the vesting of options is determined by the Company's board of directors at the time of grant. At December 31, 1996, there were 19,108 options available for grant.

The fair value of the stock options granted was arrived at using the Black Scholes option-pricing model. The results and the assumptions used for the options granted during 1996 and 1995 are summarized as follows:


                                     1996       1995
-----------------------------------------------------
Weighted-average fair value     $    3.57       4.42
Expected dividend yield              2.55%      1.40%
Risk free interest rate              6.10%      5.38%
Expected life (years)                5          5
Volatility ratio                    25.42%     26.37%

The Company applies APB Opinion No. 25 in accounting for its option plans, and accordingly, no compensation cost has been recognized for stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value of its stock options at the grant date under SFAS 123, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated below:



                            1996          1995
----------------------------------------------
Net income:
As reported             $   1,481        1,052
Pro forma                   1,431        1,035

Earnings per share:
As reported             $   1.57         1.13
Pro forma                   1.52         1.12

The full impact of calculating compensation cost for stock options under SFAS No. 123 is reflected in the pro forma net income amounts because options are generally granted based upon past service.

Stock options activity during the periods indicated is summarized as follows:

                                        Number of
                                      Shares Under          Wtd Avg
                                         Option         Exercise Price
----------------------------------------------------------------------
Outstanding, December 31, 1993           44,860           $    8.36
  Granted                                17,500               10.25
  Exercised                              (1,075)               6.38
  Forfeited                              (2,060)               7.66
----------------------------------------------------------------------
Outstanding, December 31, 1994           59,225                8.98
----------------------------------------------------------------------
  Granted                                 5,000               15.25
  Exercised                              (3,860)               8.27
  Forfeited                              (1,665)               8.20
----------------------------------------------------------------------
Outstanding, December 31, 1995           58,700                9.56
----------------------------------------------------------------------
  Granted                                14,667               13.75
  Exercised                             (13,850)               8.48
----------------------------------------------------------------------
Outstanding, December 31, 1996           59,517           $   10.86
----------------------------------------------------------------------


The range of exercise prices and weighted average remaining contractual life of outstanding options at December 31, 1996 is summarized as follows:


              Number of
               Shares         Exercise Price     Wtd Avg      Wtd Avg Contractual
             Under Option         Range        Exercise Price     Life (Years)
---------------------------------------------------------------------------------
                3,100          $    5.25       $    5.25          3.95
               36,750          8.50 - 11.00         9.59          7.15
               19,667         13.75 - 15.25        14.13          9.16
---------------------------------------------------------------------------------
               59,517                          $   10.86          7.65
---------------------------------------------------------------------------------


At December 31, 1996, 30,500 options were exercisable, and the weighted-average exercise price of those options was $9.10.

The Company maintains an Employee Stock Ownership Plan (the "ESOP") which covers substantially all employees who have completed one year of service, with participants vesting in shares purchased by the ESOP based upon a graduated scale over a 7 year period. In December 1987, 27,500 shares were purchased by the ESOP Trust from $38,000 of contributions made to the ESOP by the Bank and $196,000 from the proceeds of a promissory note obtained by the ESOP Trust. The Company pays all administrative expenses associated with the ESOP.

In 1994, the Company expensed $30,000 which was paid to the ESOP trust. Of this amount, $29,000 was for repayment of the note payable annual installment and $1,000 was for interest. No contributions were made by the Company in 1996 and 1995. At December 31, 1996, all shares in the plan were allocated to plan participants.

The Bank has a 401(k) Savings Plan which covers all full time salaried employees who have completed one year of service and are at least 21 years old. Expense of the Plan in 1996, 1995 and 1994 was approximately $109,000, $89,000 and $91,000, respectively.

The 1995 Non-Employee Directors Stock Plan (the "Plan") was approved by shareholders and adopted by the Company in 1995. The Plan was established to attract, retain and compensate for the services of highly qualified individuals who are not employees of the Company or the Bank, as members of their respective boards of directors, and to enable them to increase their ownership in the Company's common stock through automatic, non-discretionary awards of shares in lieu of cash meeting fees otherwise payable to them. The total number of shares that may be awarded pursuant to the plan shall not exceed 25,000. Shares awarded may be authorized-but-unissued shares, treasury shares or shares purchased on the open market. The Plan terminates on December 31, 1999 unless terminated earlier by the board of directors or extended by the board with the approval of shareholders. During 1996 and 1995, 3,323 and 1,315 shares were awarded, respectively. At December 31, 1996, 20,362 shares were available for award. The cost of shares issued in lieu of cash payments under the Plan was $45,000 and $32,000 in 1996 and 1995, respectively.

The 1995 Non-Employee Directors Warrant Plan (the "Warrant Plan") was established to attract, retain and compensate for the services of highly qualified individuals who are not employees of Company or the Bank, as members of their respective boards of directors, and to enable them to increase their ownership in the Company's common stock. The total number of shares that may be issued pursuant to warrants granted under the Warrant Plan shall not exceed 75,000. Shares subject to warrants granted may be authorized-but-unissued shares, treasury shares, shares purchased on the open market or shares issued pursuant to a rights offering or dividends. If any warrant is surrendered before exercise, or lapses without exercise, or for any other reason ceases to be exercisable, in whole or in part, the shares reserved for the unexercised portion thereof shall continue to be available for the grant of warrants hereunder. Each warrant that is granted vests and becomes exercisable over a three-year period in increments of one-third on each anniversary of the grant date. There have been no warrants issued under this plan.

(10) Commitments

The Bank occupies five branches and other office space under noncancellable operating leases with remaining terms through 2009. A summary of future minimum rental commitments under the terms of such leases at December 31, 1996 follows (in thousands):


Year                       Amount
---------------------------------

 1997                     $  319
 1998                        325
 1999                        326
 2000                        347
 2001                        310
Subsequent years           1,700
---------------------------------
                          $3,327
---------------------------------




Rent expense amounted to approximately $371,000, $321,000, and $146,000 for 1996, 1995 and 1994, respectively.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce exposure to fluctuations in interest rates. Those financial instruments include commitments to extend credit and an interest rate floor. Those instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheets. Credit risk represents the accounting loss that would be recognized at the reporting date if obligated counterparties failed completely to perform as contracted. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk. Market risk represents the risk that future changes in market prices make a financial instrument less valuable.

Commitments to fund loans (including lines of credit) and outstanding letters of credit at December 31, 1996 and 1995 were approximately $16,082,000 and $279,000, and $14,189,000 and $193,000, respectively. Approximately $2,542,000 of the loan commitments at December 31, 1996 were for fixed rates of interest.

The Bank has an interest rate floor outstanding on $18,000,000 of prime-based loans at December 31, 1996. Interest rate floors require the payment of a fee for the right to receive interest payments on the contract notional amount when a floating rate (typically prime) falls below a strike rate. The original term of the floor was three years with an expiration date of February 1999. Under the agreement, the Bank will receive payments on a quarterly basis if the prime rate drops below 8.25% (the strike rate). Payments are equal to the amount by which the prime rate falls below the strike rate multiplied by the notional amount of the floor. The impact on net interest income is the excess of the strike rate over the floating rate less the periodic amortization of the fee paid.

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

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses, and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

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

Loans receivable: For variable rate loans that reprice frequently and loans due on demand with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (i.e. one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold on the secondary market, adjusted for differences in loan characteristics. The fair values of other loans (i.e. commercial real estate, rental property mortgage loans and business loans) are estimates using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments (letters of credit, commitments to fund loans and an interest rate floor contract) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of loan origination commitments, lines of credit and standby letters of credit were estimated based on an analysis of the interest rates, fees currently charged and market quotes, if available, for similar transactions. These fair values were not significantly different from the carrying amounts, which were not material, at December 31, 1996 and 1995, respectively.

Deposit Liabilities: The fair values disclosed for demand deposits (interest and non-interest checking, savings accounts, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). Fair values for fixed-rate time certificates are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of the time deposits.

These estimated fair values do not include the value of core deposit relationships which comprise a significant portion of the Company's deposit base. Management believes that the Company's core deposit relationships provide a relatively stable, low-cost funding source which has a substantial intangible value separate from the deposit balances.

Borrowings: The carrying amounts reported in the balance sheet for overnight borrowings approximate the fair values of those liabilities . The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The following is a summary of the carrying values and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995, respectively (in thousands):


                                                                1996                   1995
                                                      ---------------------   ---------------------
                                                       Carrying      Fair      Carrying       Fair
                                                         Value      Value        Value        Value
---------------------------------------------------------------------------------------------------
Financial assets:
     Cash and cash equivalents                            9,526       9,526       9,289       9,289
     Securities available for sale                        6,009       6,009       8,653       8,653
     Securities held to maturity                         10,893      11,138      12,804      13,117
     Federal Home Loan Bank stock                         1,410       1,410       1,303       1,303
     Loans                                              204,830     206,785     168,967     171,751

Financial liabilities:
     Demand, NOW, Savings and money market accounts      95,856      95,856      77,635      77,635
     Time certificates                                  107,429     108,123      99,474     100,696
     Borrowings                                          18,181      18,524      14,386      14,920
     Advance payments by borrowers for property
        taxes and insurance                               1,744       1,744       2,010       2,010


Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(13) Parent Company Financial Information

The following presents the condensed balance sheets of the Company (parent only) as of December 31,1996 and 1995 and its condensed statements of operations and cash flows for the years ended December 31, 1996, 1995 and 1994 (in thousands).

Condensed Balance Sheets


                                                                           1996          1995
--------------------------------------------------------------------------------------------------------
Assets:
  Cash                                                                   $    109           58
  Investment in subsidiary                                                 16,121       14,881
--------------------------------------------------------------------------------------------------------
    Total Assets                                                         $ 16,230       14,939
--------------------------------------------------------------------------------------------------------
  Stockholders' equity                                                   $ 16,230       14,939
--------------------------------------------------------------------------------------------------------

Condensed Statements of Operations

                                                                             1996         1995      1994
--------------------------------------------------------------------------------------------------------
Income:
  Dividends from subsidiary                                              $    151          175       112
  Equity in undistributed income of subsidiary                              1,330          877       871
--------------------------------------------------------------------------------------------------------
    Net income                                                           $  1,481        1,052       983
--------------------------------------------------------------------------------------------------------
Condensed Statements of Cash Flows
                                                                             1996         1995      1994
--------------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                             $  1,481        1,052       983
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Equity in undistributed income of subsidiary                             (1,330)        (877)     (871)
--------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                 151          175       112
--------------------------------------------------------------------------------------------------------
Financing activities:
  Cash dividends paid on common stock                                        (264)        (175)     (112)
  Proceeds from issuance of stock pursuant to stock option plans and
  Non-Employee Director's Stock Plan                                          164           51         7
--------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                    (100)        (124)     (105)
--------------------------------------------------------------------------------------------------------
Cash at beginning of year                                                      58            7         0
--------------------------------------------------------------------------------------------------------
Cash at end of year                                                           109           58         7
--------------------------------------------------------------------------------------------------------


(14) Selected Quarterly Financial Data (Unaudited)

The following table sets forth selected quarterly financial data for the years ended December 31, 1996 and 1995 (in thousands):



                                                    1996 Quarter Ended
------------------------------------------------------------------------------------    Total
                                      March 31    June 30  September 30  December 31    Year
---------------------------------------------------------------------------------------------

Total interest income                     $3,972      4,045      4,552      4,593      17,162
Total interest expense                     2,173      2,170      2,367      2,401       9,111
---------------------------------------------------------------------------------------------
   Net interest income                     1,799      1,875      2,185      2,192       8,051
Provision for loan losses                     25         25         50         75         175
---------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                1,774      1,850      2,135      2,117       7,876
---------------------------------------------------------------------------------------------
Net gain on security transactions             77          0          0          0          77
Net gain on sale of loans                      7         11          6         10          34
Other operating income                       181        220        271        333       1,005
Other operating expense                    1,620      1,803      1,982      2,013       7,418
---------------------------------------------------------------------------------------------
Income before income taxes                   419        278        430        447       1,574
Income tax expense                            24         16         25         28          93
---------------------------------------------------------------------------------------------
   Net income                             $  395        262        405        419       1,481
---------------------------------------------------------------------------------------------
Net income per common share               $ 0.42       0.28       0.43       0.44        1.57
---------------------------------------------------------------------------------------------


                                                    1995 Quarter Ended
------------------------------------------------------------------------------------    Total
                                      March 31    June 30  September 30  December 31    Year
---------------------------------------------------------------------------------------------

Total interest income                     $3,799      4,011      4,049      4,012      15,871
Total interest expense                     1,944      2,200      2,242      2,222       8,608
---------------------------------------------------------------------------------------------
   Net interest income                     1,855      1,811      1,807      1,790       7,263
Provision for loan losses                     90         90         30         25         235
---------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                1,765      1,721      1,777      1,765       7,028
---------------------------------------------------------------------------------------------
Net loss on security transactions            (16)         0        (83)         0         (99)
Net gain on sale of loans                      2          5          4          3          14
Other operating income                       154        147        184        187         672
Other operating expense                    1,543      1,568      1,593      1,507       6,211
---------------------------------------------------------------------------------------------
Income before income taxes                   362        305        289        448       1,404
Income tax expense                            94         76         71        111         352
---------------------------------------------------------------------------------------------
   Net income                             $  268        229        218        337       1,052
---------------------------------------------------------------------------------------------
Net income per common share               $ 0.29       0.24       0.23       0.36        1.13
---------------------------------------------------------------------------------------------

Summation of the quarterly earnings per common share does not necessarily equal the annual amount due to the averaging effect of the number of shares throughout the year.

DIRECTORS OF CENTER BANKS
INCORPORATED

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

Walter D. Copeland         Retired, President, Walter D. Copeland
                           Organization, Inc.

Carl W. Gerst, Jr.         Executive Vice President and Chief
                           Operating Officer, Anaren Microwave, Inc.

John Bernard Henry         Professor of Pathology
                           SUNY Health Science Center at Syracuse

Ann G. Higbee              President of Public Relations Services,
                           Eric Mower and Associates

Bruce H. Leslie, Ph.D.     Chancellor, Connecticut Community-
                           Technical Colleges

Howard J. Miller           Retired, Vice President, Distribution,
                           Crucible Service Centers

Anne E. O'Connor           Corporate Secretary, Kopp Billing Agency, Inc.

Raymond C. Traver,         President, Raymond C. Traver, Jr.,
Jr., MD                    M.D., P.C.

Directors Emeritus
B. Burdette Lee
Frederick R. Platt


OFFICERS OF CENTER BANKS
INCORPORATED

John P. Driscoll           Chairman, President and Chief Executive Officer

J. David Hammond           Executive Vice President and Secretary

J. Daniel Mohr             Treasurer

William J. Welch           Assistant Secretary and Assistant
                           Treasurer

OFFICERS OF SKANEATELES SAVINGS BANK

John P. Driscoll           Chairman, President and Chief Executive Officer

J. David Hammond           Executive Vice President and Secretary

Karen E. Lockwood          Vice President

John A. Mason              Vice President

J. Daniel Mohr             Vice President, Treasurer and Chief Financial Officer

William J. Welch           Vice President, Assistant Secretary and Assistant
                           Treasurer

Calvin L. Corriders        Syracuse Urban Business Development Officer

John C. Daly               Commercial Loan Officer

James E. Dove              Branch Administrator

James J. Frawley           Commercial Loan Officer

Donald G. Kaczmarek        Commercial Loan Officer

Stephen G. Kunzinger       Auditor

Richard M. Lambrecht, Jr.  Controller

Beth H. Meyers             Operations Officer

Donna L. Rouse             Loan Operations Officer

Joan M. Rozycko            Community Banking Officer

Item 9. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

        Not applicable.

Item 10.          Directors And Executive Officers Of The Registrant


                                                                                                            Common Stock
                                                                                                         Beneficially Owned
                                                                                                       Directly or Indirectly
                                                                                         Director      as of February 18, 1997
                                          Position with the Company and Principal        of Bank     ----------------------------
Name                             Age       Occupation During the Past Five Years         Since(1)       Amount      Percent(2)
---------------------------------------------------------------------------------------------------------------------------------

Israel Berkman                   68    Director; Retired, Examining Officer of the        1992(3)        1,842
                                       Federal Reserve Bank of New York.

Ann G. Higbee                    54    Director; President of Public Relations            1993           3,497
                                       Services, Eric Mower and Associates.

Anne E. O'Connor                 61    Director; Corporate Secretary, Kopp Billing        1995          92,399(4)      9.73
                                       Agency, a medical billing agency.

Walter D. Copeland               63    Director; Retired, President, Walter D.            1994             667(5)
                                       Copeland Organization, Inc., a real estate
                                       consulting firm.

John P. Driscoll                 57    Chairman, President and Chief Executive            1992          18,345(6)      1.89
                                       Officer of the Company.  President  & CEO of
                                       Steamatic of Greater Rochester, a commercial
                                       restoration and reconstruction company
                                       from 1989 to 1992.

Carl W. Gerst, Jr.               59    Director; Executive Vice President,                1982           3,852
                                       Chief Operating Officer and Director of
                                       Anaren Microwave, Inc., a manufacturer
                                       of military electronic subsystems.

John Bernard Henry               68    Director; Professor of pathology and former        1989           2,500(7)
                                       President of the State University of New York
                                       Health Science Center at Syracuse.

Clifford C. Abrams               71   Director; Retired, President and General            1983           4,983(8)
                                      Manager of Clifford C. Abrams, Inc., an
                                      electrical contracting company.

David E. Blackwell               58   Director; President, Auburn Steel                   1993           1,336
                                      Company, Inc.

Howard J. Miller                 64   Director; Retired, Vice President, Distribution     1993           2,046(9)
                                      Crucible Service Centers.

Raymond C. Traver, Jr., M.D.     54   Director; Orthopedic Surgeon.                       1990           7,278(10)


----------
(1) Includes terms as Trustee prior to the Bank's conversion from a mutual to stock form of organization on May 30, 1986.
(2) All indicated holdings amount to less than 1% of the issued and outstanding Common Stock, unless otherwise indicated.
(3) Mr. Berkman is a director of the Company, but not the Bank.
(4) Shares owned by Mrs. O'Connor's husband.
(5) Shares owned by Walter D. Copeland and Concetta M. Copeland Revocable Living Trust dated October 11, 1995, Walter D. Copeland and Concetta M. Copeland, trustees.
(6) Includes vested options to purchase 16,400 shares.
(7) All shares held jointly with Mr. Henry's wife, with whom Mr. Henry has shared voting and investment power.
(8) Includes 1,575 shares held by Mr. Abrams' wife.
(9) Includes 500 shares held by Mr. Miller's wife.
(10)Includes 4,050 shares held in trust under a defined employee contribution pension plan; and 524 shares held by Dr. Traver as custodian for his children.

Item 11.          Executive Compensation

         Since the formation of Center Banks, none of its executive officers have received any separate form of compensation from the Company. Officers receive compensation in their positions as officers of the Bank.

         The following table sets forth the compensation paid by the Bank to the Company's Chairman, President and Chief Executive Officer and to each executive officer whose aggregate annual salary and bonus exceeded $100,000 for services rendered in all capacities during the last three fiscal years.


                           SUMMARY COMPENSATION TABLE

                                                                                              Long Term
                                                       Annual Compensation                  Compensation
                                       --------------------------------------------------------------------
                                                                                               Awards
                                                                               Other       ----------------
                                                                               Annual        Securities         All Other
Name and                                                                      Compen-        Underlying          Compen-
Principal Position              Year    Salary ($) (1)      Bonus ($)        sation ($)      Options (#)       sation ($)
-------------------------------------------------------------------------------------------------------------------------------


John P. Driscoll                1996        142,899            30,670(2)       17,936(3)       4,667            16,375(4)
Chairman, President & CEO       1995        124,547            17,406          10,113            0              26,417
                                1994        110,104              0             10,784          8,000            14,627

J. David Hammond                1996         92,777             9,170(2)         0             1,500             1,492(5)
Executive Vice President        1995         22,332              0               0             5,000               0
 & Secretary

(1) Includes the cost of shares allocated under the Company's Employee Stock Ownership Plan. Mr. Hammond joined the Company in September 1995.
(2) Bonuses were paid in January 1997.
(3) Comprised entirely of country club dues.
(4) Includes contributions to the Company's 401(k) plan totaling $8,228, premium payments on an individual flexible premium deferred variable annuity totaling $7,127 and premiums paid on term life insurance policy totaling $1,020.
(5) Comprised entirely of contributions to the Company's 401(k) plan.


                              OPTION GRANTS IN 1996

         The following table sets forth stock options granted to the Company's Chairman, President and Chief Executive Officer and named executive officers during 1996.


                                         Option Grants in 1996
                                                                                                            Grant Date
                                           Individual Grants                                                  Value
---------------------------------------------------------------------------------------------------------------------------
                          Number of            % of Total
                          Securities            Options                                                       Grant
                          Underlying           Granted to           Exercise                                   Date
                           Options             Employees              Price            Expiration            Present
Name                   Granted (#) (1)          in 1996           Per Share ($)           Date            Value ($) (2)
---------------------------------------------------------------------------------------------------------------------------

John P. Driscoll            4,667                 31.8                13.75            April 2006             16,661
J. David Hammond            1,500                 10.2                13.75            April 2006              5,355

(1) Options were granted on April 16, 1996 under the Company's Long Term Incentive and Capital Accumulation Plan, and are exercisable 20% per year after date of grant.
(2) The Black-Scholes option pricing model was used to calculate the grant date present value. Significant assumptions are as follows:
              -expected stock price volatility                 25.42%
              -risk-free rate of return                         6.10%
              -expected dividend yield                          2.55%
              -Expected time of exercise                      5 years


       AGGREGATED OPTION EXERCISES IN 1996 AND 1996 YEAR END OPTION VALUES

         The following table sets forth information with respect to the Chief Executive Officer and named executive officers, concerning exercises of stock options during 1996 and the number and value of unexercised options held at December 31, 1996.


                                                               Number of Securities               Value of Unexercised
                                                              Underlying Unexercised                  In-the-Money
                                                                    Options at                         Options at
                           Shares                              December 31, 1996 (#)            December 31, 1996 ($) (2)
                          Acquired          Value         --------------------------------  ----------------------------------
         Name          on Exercise (#) Realized ($) (1)     Exercisable    Unexercisable       Exercisable     Unexercisable
------------------------------------------------------------------------------------------------------------------------------

John P. Driscoll             600            3,900             16,400           9,467             111,600          40,468
J. David Hammond              0               0                1,000           5,500               1,000           7,750

(1) Market value of underlying securities at exercise, minus the exercise price.
(2) Market value of underlying securities at 1996 year end, minus the exercise price.

Compensation of Directors

         Directors who are not executive officers of the Company receive a fee of $400 per Board meeting attended. In addition, non-officer members of committees of the Board receive a fee of $250 per committee meeting attended. Directors who are also officers of the Company receive no compensation for attendance at Board or committee meetings.

         The 1995 Non-Employee Directors Warrant Plan (the "Warrant Plan") was established to attract, retain and compensate for the services of highly qualified individuals who are not employees of Company or the Bank, as members of their respective boards of directors, and to enable them to increase their ownership in the Company's common stock. Under the Warrant Plan, those outside directors receive warrants (or options) to purchase shares of Common Stock only if the Company achieves specified performance levels. The total number of shares that may be issued pursuant to warrants granted under the Warrant Plan shall not exceed 75,000. Each warrant that is granted vests and becomes exercisable over a three-year period in increments of one-third on each anniversary of the grant date. To date, there have been no warrants issued under this plan.

Employment Agreements

        Mr. Driscoll has an employment agreement with the Company and the Bank which provides for an annual adjustment in Mr. Driscoll's salary as determined by the Board of Directors based upon an annual review of his compensation. The Board of Directors has set Mr. Driscoll's base salary for 1997 at $131,350. Mr. Driscoll is also entitled to receive cash bonuses as the Board, in its discretion, may award.

        Under his agreement, Mr. Driscoll will receive a continuation of his salary and benefits for two years if his employment is terminated by the Company for any reason other than "cause", including a "change in control" of the Company.

         The Company and the Bank also entered into agreements with J. David Hammond, Executive Vice President, and William Welch, John Mason, J. Daniel Mohr and Karen Lockwood, Vice Presidents, pursuant to which they will receive a continuation of their respective salaries and benefits for six months (twelve in the case of Mr. Hammond) if a "change in control" of the Company occurs and their employment is terminated as a result.

         The named executive officers, like all eligible employees of the Bank, are entitled to receive a bonus tied to specified target levels of the Company's earnings per share, as well as to individual and departmental goals.

Performance Graph

         The following graph compares cumulative total shareholder returns on the Company's stock over the last five years to the Nasdaq Stock Market Index for U.S. companies and the Nasdaq Bank Index. Total return values were calculated assuming a $100 investment on December 31, 1991 and reinvestment of all dividends. The following graph shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the 1934 Act, and shall not be deemed filed under either such act.


                               Total Return
           ------------------------------------------------------
   Date         Center Banks         NASDAQ US       NASDAQ Bank
-----------------------------------------------------------------
      1991               100               100               100
      1992               142               116               146
      1993               142               134               166
      1994               174               131               165
      1995               226               185               246
      1996               266               227               326


Item 12.          Security Ownership Of Certain Beneficial Owners And Management

                        PRINCIPAL HOLDERS OF COMMON STOCK

         The following table (with notes thereto) sets forth information as of the Record Date with respect to ownership of Common Stock by any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) who is known to the Company to be the beneficial owner of more than 5% of Common Stock and with respect to ownership of Common Stock by all directors and executive officers of the Company as a group (such information being based on information filed by or on behalf of the beneficial holder concerned).



Name and Address                                     Amount and Nature of                  Percent of
of Beneficial Owner                                Beneficial Ownership (1)                   Class
--------------------------------------------------------------------------------------------------------

Francis R. O'Connor                                       92,399 (2)                          9.73
511 E. Fayette Street
P.O. Box 2367
Syracuse, NY 13220

Jeffrey L. Gendell                                        88,200 (3)                          9.28
Tontine Partners, L.P.
31 West 52nd Street, 17th Floor
New York, NY 10019

Dimensional Fund Advisors                                 77,000 (4)                          8.11
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

All current directors and executive
officers as a group (15 persons)                         153,085 (5)                          15.76

----------
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("1934 Act"), a person is deemed to be the beneficial owner for purposes of this table of any shares of Center Banks Common Stock (a) over which he or she has or shares voting or investment power, or (b) of which he or she has the right to acquire beneficial ownership at any time within 60 days from February 18, 1997. For purposes of the 1934 Act, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares. All shares shown in the table above have sole voting and investment power, except as otherwise indicated. This table includes shares of Common Stock subject to outstanding options granted pursuant to the Company's Stock Option Plans. As of February 18, 1997, executive officers as a group held vested options to purchase 21,350 shares. See "Compensation of Executive Officers."

(2) Mr. O'Connor's wife is a director of the Company.

(3) As reported by Jeffrey L. Gendell and Tontine Financial Partners, L.P., a Delaware limited partnership ("Tontine"), in a statement as of September 28, 1995 on Schedule 13D under the Exchange Act. Of the 88,200 shares reported above, Mr. Gendell reported sole dispositive powers as to 35,000 shares, and both Mr. Gendell and Tontine reported shared voting and dispositive powers as to 53,200 shares.

(4) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 77,000 shares of Center Banks Inc. Common Stock as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

     Sole Voting Power:                44,300  shares*
     Shared Voting Power:                   0
     Sole Dispositive Power:           77,000
     Shared Dispositive Power:              0

    * Persons who are officers of Dimensional Fund Advisors Inc. also serve as officers of DFA Investment Dimensions Group Inc., (the "Fund") and the DFA Investment Trust Company (the "Trust"), each an open-end management investment company registered under the Investment Company Act of 1940. In their capacity as officers of the Fund and the Trust, these persons vote 22,800 additional shares which are owned by the Fund and 9,900 shares which are owned by the trust (both included in Sole Dispositive Power above).

(5) Includes 92,399 shares owned by Mrs. O'Connor's husband.

Item 13.          Certain Relationships and Related Transactions

Indebtedness of Management

         Skaneateles may make loans to directors and any executive officers of the Company to the extent permitted by banking law. Any extensions of credit, whether past or future, to directors or executive officers of the Company are made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.