Form 10-K, Exhibit 13
period 1997-12-31
SKANEATELES BANCORP INC
filed 1998-03-30
CIK 829282

                                   Exhibit 13

                          ANNUAL REPORT TO SHAREHOLDERS

                                   Exhibit 13

       Annual Report to Shareholders for the year ended December 31, 1997

Item 5. Market For The Registrant's Common Stock And Related Stockholder Matters

The common stock of Skaneateles Bancorp, Inc. trades on the NASDAQ National Market System under the ticker symbol "SKAN".

The following table shows the range of high and low closing stock prices for each quarter of 1997 and 1996:

                                      1997                               1996
                                      ----                               ----
Quarter                         High         Low                   High         Low
-------                         ----         ---                   ----         ---
Fourth                        $22.13       18.00                  11.17        9.17
Third                          19.67       13.59                   9.33        8.75
Second                         14.00       12.25                   9.83        9.00
First                          13.33       10.67                  10.17        9.17


Cash dividends totaling $.27 and $.19 per share were declared in 1997 and 1996, respectively.

On February 20,1998, there were 1,439,084 shares of Common Stock issued and outstanding, held of record by 603 shareholders.

Item 6.           Selected Financial Data

                                                                                December 31,
                                                       1997             1996            1995             1994             1993
-------------------------------------------------------------------------------------------------------------------------------
                                                                               (In Thousands)
Balance Sheet Data:
Total assets                                      $ 256,101          242,182         210,647          201,841          174,558
Net loans                                           212,462          204,830         168,967          163,921          140,224
Securities                                           16,121           16,902          21,457           21,871           24,329
Federal funds sold                                    6,700            3,800           3,400            1,200                0
Deposits, including escrow                          218,018          205,029         179,119          170,696          149,173
Borrowings                                           18,057           18,181          14,386           13,984           11,120
Stockholders' equity                                 17,671           16,230          14,939           13,791           13,286
-------------------------------------------------------------------------------------------------------------------------------

                                                                          Years ended December 31,
                                                       1997             1996            1995             1994             1993
-------------------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in Thousands, Except Per Share Data)
Operations Data:

Total interest income                            $   18,965           17,162          15,871           12,940           11,844
Total interest expense                                9,435            9,111           8,608            6,349            5,988
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                   9,530            8,051           7,263            6,591            5,856
Provision for loan losses                               500              175             235              360              600
Other operating income                                1,849            1,116             587              509              907
Other operating expenses                              8,308            7,418           6,211            5,580            5,373
-------------------------------------------------------------------------------------------------------------------------------
Net income                                       $    1,662            1,481           1,052              983              803
-------------------------------------------------------------------------------------------------------------------------------

Share data:

Net income - basic                               $     1.16             1.05             .76              .71              .58
Net income - diluted                                   1.13             1.03             .74              .70              .58
Dividends declared                                      .27              .19             .13              .08                0
Book value                                            12.31            11.41           10.70             9.93             9.58
Shares outstanding                                1,435,992        1,422,138       1,396,379        1,388,616        1,387,004
-------------------------------------------------------------------------------------------------------------------------------

Selected other data:

Tier I Capital (to average assets)                    6.91%            6.46%           7.09%            7.16%            7.69%
Total Capital (to risk weighted assets)              11.31%           11.23%          12.68%           12.17%           12.56%
Nonperforming assets to total assets                  1.90%            1.61%           1.20%            2.10%            2.63%
Net loans charged off to average loans                0.03%            0.62%           0.36%            0.17%            0.41%
Loan loss allowance to nonperforming loans              65%              67%            125%              94%             106%
Earning asset yield                                   8.17%            8.01%           8.07%            7.31%            7.28%
Cost of interest bearing liabilities                  4.51%            4.63%           4.71%            3.90%            3.99%
Interest rate spread                                  3.66%            3.38%           3.36%            3.41%            3.29%
Net interest margin                                   4.11%            3.76%           3.69%            3.72%            3.60%
Full service banking offices                              9                8               7                5                3
-------------------------------------------------------------------------------------------------------------------------------

Note: All share data has been retroactively adjusted to reflect the three-for-two stock split.

Item 7. Management's Discussion and Analysis Of Financial Condition And Results Of Operations



FINANCIAL CONDITION

General
-------

Skaneateles Bancorp, Inc. (the "Company") is a bank holding company, with Skaneateles Savings Bank (the "Bank") being its sole subsidiary. The financial condition and operating results of the Company are largely dependent on the Bank, its primary investment.

Certain statements in this discussion are forward-looking. These may be identified by the use of forward-looking words or phrases, such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." These forward-looking statements are based on the Company's current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such statements. To comply with the terms of the safe harbor, the Company notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Among the risks and uncertainties that may affect the operations, performance and results of the business of the Company and the Bank are prevailing market rates of interest for both loans and deposits, loan prepayments by, and the financial health of, the Bank's borrowers, general economic conditions in the Bank's designated lending area, and competition from banks and other financial institutions with greater resources operating in the Bank's marketplace.

Total assets were $256.1 million at December 31, 1997, compared with $242.2 million at December 31, 1996, an increase of $13.9 million, or 5.7%. Net loans increased $7.6 million and cash and federal funds sold increased $6.8 million in 1997.

                                              1993        1994        1995        1996         1997
                                              ----        ----        ----        ----         ----
Total Assets (Millions of Dollars)       $     175         202         211         242           256


Loans
-----

Net loans were $212.5 million at December 31, 1997, an increase of $7.6 million, or 3.7% from December 31, 1996. Loan originations for 1997 totaled $50 million, a decrease of 7.7% from 1996's originations of $54.2 million. Substantial increases in both consumer and commercial loan originations were offset by a decrease in residential lending.

                                              1993        1994        1995         1996        1997
                                              ----        ----        ----         ----        ----
Net Loans (Millions of Dollars)          $     140         164         169          205         212


Residential mortgage originations were $9.7 million in 1997, a decrease of 68.3% from 1996's originations. Residential mortgages represented 19.3% of 1997's total loan originations, down from 56.1% in 1996. As a result of increasing competition in mortgage lending, which squeezed margins and profitability, the Bank shifted its lending focus late in 1996, placing more emphasis on consumer and commercial loans. To that end, the Bank effectively suspended the use of mortgage brokers, who had been used to supplement the Bank's direct originations, especially outside of the Bank's designated lending area. Accordingly, as expected, residential mortgage originations dropped significantly in 1997.

Approximately $7.9 million, or 81.4% of the residential loans originated in 1997 were for fixed rates of interest, compared with $15.2 million and 50%, respectively, in 1996. Prior to January, 1998, fixed rate mortgages with terms of 15 years or less were originated for portfolio. Beginning in January, 1998, the Bank began selling all conforming fixed rate mortgages at the time of origination due to the relatively low interest rate environment and the resulting increased interest rate risk associated with long term fixed rate assets.

Consumer loan originations were $20.8 million, or 41.6% of total loan originations in 1997, compared with $10.5 million, or 19.4% in 1996. The Bank has seen a substantial increase in deposit customers through its Checking Account Marketing Program ("CHAMP"). Cross-sales of consumer loan products to these new customers was a significant factor behind the loan growth in 1997. The CHAMP program is a long-term marketing program, and cross-selling to new customers obtained through the program is expected to be an important component of consumer loan growth in future years.

Also contributing to the increase in consumer loan originations is the Bank's indirect lending program, begun in January, 1997, along with its dealer floor plan program. Through the indirect program, the Bank receives consumer loan applications from Bank-approved automobile, boat and recreational vehicle dealerships on behalf of their customers to finance their purchases. These applications are subject to the Bank's normal consumer loan underwriting criteria. Indirect consumer loans accounted for approximately 33.5% of the Bank's total consumer loan originations in 1997.

Commercial loan and mortgage originations were $19.6 million, or 39.1% of total loan originations in 1997, up from $13.3 million, or 24.5% in 1996. The increase resulted largely from the Bank's dealer floor plan program begun in January, 1997. Through the program, the Bank provides lines of credit to local boat, automobile, and recreational vehicle dealers to finance inventory purchases. At December 31, 1997, total outstanding balances on dealer floor plans was $4.7 million.

Deposits
--------

Deposit growth was the primary source of funds for the Bank in 1997. Total deposits, including escrow, were $218 million at December 31, 1997, an increase of $13 million, or 6.3% from the end of 1996. The Bank experienced an increase of $6.1 million in December 1997 alone, at least half of which were short-term increases in personal and commercial demand accounts which were withdrawn in January 1998.

                                              1993        1994        1995         1996        1997
                                              ----        ----        ----         ----        ----
Deposits (Millions of Dollars)           $     147         169         177          203         216


The Bank's strategy for deposit growth is focused on savings and checking accounts, which carry lower rates of interest than time accounts and tend to be less sensitive to changes in interest rates. The Bank offers seven checking account products, each targeted to specific demographic groups and supported by an active direct mail marketing campaign (CHAMP). Total checking account balances increased $9.5 million, or 27.1% in 1997, on top of a $7.8 million or 33.4% increase in 1996 (excluding accounts acquired from Cicero Bank). The Bank opened more than 6,400 new checking accounts in 1997 as a result of the CHAMP program.

Savings account balances increased $3.8 million, or 9.7% in 1997, compared with an increase of $2.9 million or 8.9% in 1996 (excluding accounts acquired from Cicero Bank). The gains resulted primarily from cross-sales to new checking account customers.

The CHAMP program will be a key part of the Bank's deposit growth strategy for the foreseeable future. In addition to the lower interest cost of these deposits, the accounts generate fee income which will provide a stable source of revenue regardless of fluctuations in interest rates. Also, the increase in checking account customers provides a significant opportunity to cross-sell other deposit and loan products.

Time certificates of deposit totaled $105.1 million at December 31, 1997, compared with $107.4 million at the end of 1996. The Bank generally kept its rates on time certificates at or slightly above the average rates in its market area during 1997. The Bank expects to continue this practice in 1998. Premium rates may be offered from time to time for specific branch promotions or in the event loan demand so justifies.



ASSET QUALITY

Nonperforming assets are comprised of nonaccrual loans and other real estate owned (REO). Management's policy is to place a loan on nonaccrual status with respect to interest income recognition when collection of the interest is doubtful. Generally, this occurs when principal or interest payments are ninety days or more past due, although interest accruals may continue for certain loans that are adequately secured. The classification of a loan as nonaccruing does not necessarily indicate that the principal and interest ultimately will be uncollectible. The Bank's historical experience suggests that a portion of assets so classified will eventually be recovered. All nonperforming loans are in various stages of workout, settlement or foreclosure.

Nonperforming assets totaled $4.9 million, or 1.9% of total assets at December 31, 1997, compared with $3.9 million, or 1.6% of total assets at December 31, 1996. Included in nonperforming assets at December 31, 1997 were nonaccrual loans of $3.9 million, or 1.8% of gross loans, compared with $3.2 million, or 1.5% of gross loans at December 31, 1996.

The allowance for loan losses was $2.6 million at December 31, 1997 compared with $2.1 million at December 31, 1996. The ratio of the allowance to nonperforming loans was 65% at December 31, 1997, compared with 67% at the end of 1996. Loan loss provisions totaled $500,000 in 1997, compared with $175,000 in 1996. The loan loss provision was increased to reflect the higher credit risk inherent in consumer and commercial lending. Charge-offs, net of recoveries amounted to $54,000 in 1997, compared with $1.2 million in 1996. The Bank charged off $863,000 on one commercial loan in 1996. In 1997, the Bank accepted approximately $400,000 in full settlement of this debt, of which $311,000 was recorded as a recovery to the allowance for loan losses.

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

Generally, all commercial mortgage loans and commercial loans in a delinquent payment status (90 days or more delinquent) are considered impaired. The Bank estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Residential mortgage loans, consumer loans, home equity lines of credit and education loans, respectively, are evaluated collectively since they are homogenous and generally carry smaller individual balances.

As with any financial institution, poor economic conditions, high interest rates, high unemployment and other matters outside of the Bank's control may lead to increased losses in the loan portfolio. Management has various controls in place designed in an effort to limit losses, such as 1) a comprehensive "watch list" of possible loan problems, 2) a fully documented policy concerning loan administration (loan file documentation, disclosures, approvals, etc.) and
3) a loan review function to audit for adherence to established Bank controls and to review the quality and anticipated collectibility of the portfolio. Loan review reports are presented monthly to the Executive Committee of the board of directors, which in turn, reports to the full board of directors. The power to authorize charge-offs rests solely with the board of directors.

Management believes the allowance for loan losses as of December 31, 1997 was adequate based upon the quality of the loan portfolio at that date. Future additions to the allowance will be based, among other factors, on changes in economic conditions and financial stress of the Company's borrowers.



ASSET/LIABILITY MANAGEMENT

The goal of asset/liability management is to reduce the volatility of net interest income during periods of changing market interest rates (interest rate risk). The Company uses three methods to measure its interest rate risk: 1) gap,
2) income simulation, and 3) market value of equity analysis. Gap analysis measures the difference between assets and liabilities which reprice and/or mature within a given time frame, typically the cumulative one-year horizon. An asset-sensitive gap position could lead to an increase in net interest income in a rising rate environment, and a decrease in net interest income in a falling rate environment, as assets reprice or mature quicker than liabilities. Conversely, a liability-sensitive gap position could lead to a decrease in net interest income in a rising rate environment and an increase in net interest income in a falling rate environment. Income simulation measures the potential impact on net interest income of hypothetical changes in interest rates. Market value of equity analysis measures the potential impact on stockholders' equity of hypothetical changes in interest rates.

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

The Company's cumulative one-year ratio of rate sensitive assets to rate sensitive liabilities (one-year gap) was 1.04 at December 31, 1997.



STOCKHOLDERS' EQUITY

Stockholders' equity totaled $17.7 million at December 31, 1997, compared with $16.2 million at December 31, 1996. The change is the result of 1) net income of $1.7 million, 2) proceeds of $142,000 from issuance of stock under stock plans,
3) cash dividends of $381,000, and 4) a $22,000 increase in the fair value of securities, net of taxes.

The Company's and Bank's Tier I capital to average assets ratio was 6.91% at December 31, 1997 compared with 6.46% at December 31, 1996. Total capital to risk-weighted assets was 11.31% and 11.23%, respectively, at December 31, 1997 and 1996. Both capital measurements exceed the regulatory requirements of 5% and 10%, respectively, to be classified as a well-capitalized institution.



LIQUIDITY AND CAPITAL RESOURCES

The purpose of liquidity management is to assure sufficient cash flow to meet all of the Company's financial requirements and to be able to capitalize on opportunities for increasing income. Liquidity is mainly provided by cash, securities available for sale, principal and interest collections on loans and mortgage-backed securities, deposits and borrowing facilities from correspondent banks. The Bank has overnight line of credit facilities with the Federal Home Loan Bank of New York ("FHLB") totaling $24 million which can be used to meet the Bank's daily cash needs. In addition, the Bank can borrow additional amounts on a term basis from the FHLB.

The Company's liquidity position is monitored daily, and the Asset/Liability Committee is responsible for setting general guidelines to ensure maintenance of prudent levels of liquidity. At the end of 1997, the Bank's approved commitments to extend credit amounted to $20.5 million. Further information on commitments is in note 10 of Notes to Consolidated Financial Statements. The Company's liquidity is considered adequate to meet all of its cash flow requirements.



RESULTS OF OPERATIONS

Year Ended December 31, 1997
Compared to Year Ended December 31, 1996


General
-------

The Company's and Bank's earnings are largely dependent upon net interest income, and are also affected by its provision for loan losses, other operating income and expenses, and taxes. All earnings per share information reflects a three-for-two stock split on November 28, 1997, and is calculated assuming dilution pursuant to Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

Net income was $1.66 million, or $1.13 per diluted share in 1997, compared with $1.48 million, or $1.03 per diluted share in 1996. A $1.48 million increase in net interest income and a $733,000 increase in other operating income was partially offset by a $325,000 increase in loan loss provisions and a $890,000 increase in other expenses. Income taxes increased $816,000.

                                              1993        1994        1995         1996        1997
                                              ----        ----        ----         ----        ----
Net Income (Thousands of Dollars)         $    803         983       1,052        1,481       1,662


Net Interest Income
-------------------

Net interest income is affected by the difference between the yield earned on interest earning assets and the rates paid on deposits and borrowings. The relative amounts of interest earning assets, deposits, and borrowings also impact net interest income levels.

Net interest income was $9.53 million in 1997, an increase of $1.48 million, or 18.4% from 1996. Interest income increased $1.8 million, or 10.5% in 1997 due to a $17.8 million increase in average interest earning assets and a 16 basis point increase in the yield on those assets. Total average loans increased $21.5 million, or 11.4% while securities and federal funds sold decreased $3.7 million, or 14.4%.

The yield on loans was 8.36% in 1997, compared with 8.22% in 1996. The increase was due mainly to a $16.8 million, or 46.6% increase in the average balance of other loans (consumer and commercial), which yielded 9.22% in 1997.

Interest rates were, on average, little changed between 1997 and 1996. The Bank's prime rate, which is directly impacted by movements in short term rates by the Federal Reserve, averaged 8.44% in 1997, compared with 8.27% in 1996. Treasury yields on maturities of 5 years or less increased on average less than 20 basis points, while yields were down slightly on longer maturities.

Interest expense increased $324,000 or 3.6% in 1997 due to a $12.7 million increase in average interest-bearing liabilities partially offset by a 12 basis point decrease in the cost of funds. The Bank's deposit mix continued to change in 1997 due to the Bank's strategy of emphasizing and promoting savings and checking accounts. Average transaction accounts (savings, demand and NOW accounts) as a percentage of total average deposits (including escrow) were 38.9% in 1997, compared with 34.7% in 1996. The average cost of transaction accounts was 2.02% in 1997, while the average cost of time deposits was 5.53%.

Market interest rates alone do not dictate the rates the Bank pays for its funds, although they are an important factor. Other factors that impact the Bank's cost of funds include liquidity needs, the desired mix of deposits and borrowings, local market competition and asset growth objectives.

The net interest margin, which is computed by dividing net interest income by average interest earning assets, increased to 4.11% in 1997, compared with 3.76% in 1996.


                                              1993        1994        1995         1996        1997
                                              ----        ----        ----         ----        ----
Net Interest Margin                          3.60%       3.72%       3.69%        3.76%       4.11%


The Company's net interest margin is expected to come under pressure in 1998 due to the flattening of the Treasury market yield curve. Like any financial institution, the Bank experiences some level of prepayments in its loan portfolio each year, particularly in its mortgage portfolio. However, the historically low level of long-term rates will likely result in an increase in prepayments due to loan refinancings in 1998, which could result in lower yields to the Bank on the amount of loans refinanced.

Analysis of Net Interest Income
The following table sets forth, for the periods indicated, information regarding
(1) the total dollar amount of interest income from interest-earning assets and the resulting average yields; (2) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (3) net interest income; (4) interest rate spread; (5) net interest-earning assets; (6) net yield on interest-earning assets; and (7) ratio of interest-earning assets to interest-bearing liabilities. Nonaccruing loans, which are immaterial, have been included in interest-earning assets. No tax equivalent adjustments were made.

                                                                  Years ended December 31,
                                              1997                           1996                          1995
                                  ------------------------------ -----------------------------  ---------------------------
                                    Average              Yield/              Average    Yield/            Average   Yield/
                                    Balance   Interest    Rate    Balance    Interest   Rate     Balance  Interest   Rate
                                  ------------------------------ -----------------------------  ---------------------------
                                                                   (Dollars In Thousands)
Interest-earning assets:
  Mortgage loans                   $  157,177   12,681    8.07%      152,455   12,156   7.97%     141,802   11,252   7.94%
  Other loans                          52,836    4,872    9.22%       36,053    3,346   9.28%      27,702    2,816  10.17%
-------------------------------------------------------------------------------------- ---------------------------- -------
Total loans                           210,013   17,553    8.36%      188,508   15,502   8.22%     169,504   14,068   8.30%
-------------------------------------------------------------------------------------- ---------------------------- -------
  Securities                           18,537    1,198    6.46%       22,166    1,461   6.59%      24,459    1,643   6.72%
  Federal funds sold                    3,524      214    6.07%        3,591      199   5.54%       2,619      160   6.11%
-------------------------------------------------------------------------------------- ---------------------------- -------
Total interest-earning assets         232,074   18,965    8.17%      214,265   17,162   8.01%     196,582   15,871   8.07%
---------------------------------------------------------------------------------------------------------------------------
Non-interest earning assets            13,417        0                12,998        0              10,176        0
---------------------------------------------------------------------------------------------------------------------------
Total assets                       $  245,491   18,965               227,263   17,162             206,758   15,871
===========================================================================================================================

Interest-bearing liabilities:
  Deposits:
     Savings and club accounts     $   41,004    1,169    2.85%       36,576    1,040   2.84%      33,133      937   2.83%
     Time certificates                104,447    5,774    5.53%      104,023    5,908   5.68%      97,596    5,598   5.74%
     Money market accounts             22,551      821    3.64%       21,919      730   3.33%      23,000      765   3.33%
     Now and escrow accounts           22,911      480    2.10%       18,007      392   2.18%      14,575      329   2.26%
---------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing deposits     190,913    8,244    4.32%      180,525    8,070   4.47%     168,304    7,629   4.53%
---------------------------------------------------------------------------------------------------------------------------
  Borrowings                           18,406    1,191    6.47%       16,054    1,041   6.48%      14,618      979   6.70%
---------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities    209,319    9,435    4.51%      196,579    9,111   4.63%     182,922    8,608   4.71%
Non-interest-bearing deposits          16,892        0                12,310        0               8,470        0
Non-interest-bearing liabilities        2,067        0                 2,665        0                 835        0
---------------------------------------------------------------------------------------------------------------------------
Total liabilities                     228,278    9,435               211,554    9,111             192,227    8,608
Stockholders' equity                   17,213        0                15,709        0              14,531        0
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity             $  245,491    9,435               227,263    9,111             206,758    8,608
===========================================================================================================================
Net interest income/
  interest rate spread                           9,530    3.66%                 8,051   3.38%                7,263   3.36%
===========================================================================================================================
Net interest-earning assets/net
  yield on interest-earning assets $   22,755             4.11%       17,686            3.76%      13,660            3.69%
===========================================================================================================================
Ratio of interest-earning assets
  to interest-bearing liabilities                         1.11                          1.09                         1.07
===========================================================================================================================


Other Operating Income
----------------------

Other operating income includes gain or loss from sale of loans and securities, and service charges and other income. Other operating income in 1997 was $1.8 million, compared with $1.1 million in 1996, an increase of $733,000 or 65.7%. Much of the increase is attributable to higher service charges on deposits, which increased $655,000 or 88.6% in 1997.This is a direct result of the growth in the Company's checking accounts.


Other Operating Expenses
------------------------

Other operating expenses were $8.3 million in 1997, compared with $7.4 million in 1996, an increase of $890,000 or 12%. The increase in expenses was primarily growth related.

Salaries and employee benefits expense was $3.7 million in 1997, compared with $3.2 million in 1996, an increase of $408,000 or 12.6%. Most of the increase is attributable to a full year of salary expense in 1997 for employees of the Cicero Bank branch that was acquired on July 1, 1996, and the hiring of 6 new full-time equivalent employees to staff the new North Medical branch, which opened in September, 1997. The remainder of the increase resulted primarily from salary adjustments and incentive bonuses.

Building, occupancy and equipment expense increased $73,000 or 6.1% due primarily to a full year of depreciation and maintenance in 1997 on the branch acquired from Cicero Bank and to four months of expense on the North Medical branch.

Data processing and correspondent bank fees increased a combined $238,000 or 38.3% in 1997 due primarily to transaction processing costs on the Bank's larger deposit base.

Deposit insurance was $24,000 in 1997, compared with $7,000 in 1996. The Bank is classified as a well-capitalized institution by the Federal Deposit Insurance Corporation (FDIC), and as such paid the statutory minimum of $2,000 in 1997. In addition, the Bank paid a $22,000 Financing Corporation (FICO) assessment in 1997 which was applicable to all insured institutions as of January 1, 1997, in accordance with the Deposit Insurance Act of 1996.

Real estate owned expense was $83,000 in 1997, compared with $2,000 in 1996. The Bank recorded a provision totaling $50,000 in the fourth quarter of 1997 on certain commercial properties. The Bank is more actively marketing its real estate owned, and for this reason expects that additional losses may be incurred in 1998 in order to facilitate a quicker disposal of the properties.

The Company's efficiency ratio was 71.5% in 1997, down from 81% in 1996. The efficiency ratio is equal to total operating expenses (net of real estate owned expense and amortization of intangibles) divided by net interest income plus other operating income. The improvement in the efficiency ratio was driven by growth in net interest income and other operating income exceeding the increase in operating expenses.



Income Taxes
------------

Statement of Financial Accounting Standards No. 109 was adopted by the Company in 1992. The statement requires that a valuation allowance be provided when it is more likely than not that some portion of deferred tax assets will not be realized. The Company recognized no immediate financial statement effect from adopting Statement No. 109 because a valuation allowance was provided on the deferred tax asset. The Company generated sufficient earnings from 1994 through 1996 to enable it to reduce the valuation allowance through credits to the income tax provision in 1996, which resulted in an effective tax rate less than the statutory rates for 1996. The Company recorded income tax expense of $909,000 in 1997, compared with $93,000 in 1996. The Company's effective tax rate is projected to be approximately 35% in 1998.



Year Ended December 31, 1996
Compared to Year Ended December 31, 1995

General
-------

Net income was $1.48 million, or $1.03 per diluted share in 1996, compared with $1.05 million or $.74 per diluted share in 1995. A $788,000 increase in net interest income and a $529,000 increase in other operating income was partially offset by a $1.2 million increase in other expenses. Income taxes decreased $259,000.

Net Interest Income
-------------------

Net interest income was $8.1 million in 1996, an increase of $788,000, or 10.8% from 1995. Interest income increased $1.3 million, or 8.1% in 1996 due to a $17.7 million increase in average interest earning assets, partially offset by a 6 basis point decrease in the yield on those assets. Loans acquired from Cicero Bank, consisting primarily of consumer and commercial loans, accounted for approximately $7 million of the increase in average balances. The rest of the increase in average interest earning assets resulted from new loan originations during the year.

Asset yields were generally down in 1996 due to a slightly lower interest rate environment compared with 1995, as well as to competitive pressures in the Bank's local lending area. Yields on other loans are heavily influenced by home equity lines of credit and commercial loans which generally carry a variable rate of interest tied to the Bank's prime rate. The rate on commercial loans adjusts whenever the prime rate changes. Home equity adjustments take effect between 15 and 45 days after a change in the prime rate. The Bank's prime rate averaged 8.27% in 1996, compared with 8.83% in 1995.

Interest expense increased $503,000 or 5.8% in 1996 due to a $13.7 million increase in average interest-bearing liabilities partially offset by an 8 basis point decrease in the cost of funds. Deposits assumed from Cicero Bank accounted for approximately $9.5 million of the increase in average interest-bearing deposits. Of this amount, approximately $4.9 million were time accounts. Average transaction accounts (savings, demand and NOW accounts) as a percentage of total average deposits (including escrow) were 34.7% in 1996 compared with 31.8% in 1995. The average cost of transaction accounts was 2.16% in 1996, while the average cost of time deposits was 5.66%.

The net interest margin increased to 3.76% in 1996, compared with 3.69% in 1995.



Other Operating Income
----------------------

Other operating income in 1996 was $1.1 million, compared with $587,000 in 1995, an increase of $529,000, or 90.1%. Much of the increase is attributable to higher service charges on deposits, which increased $361,000, or 95.5% in 1996. This is a direct result of the growth in the Company's savings and checking accounts.



Other Operating Expenses
------------------------

Other operating expenses were $7.4 million in 1996, compared with $6.2 million in 1995, an increase of $1.2 million, or 19.4%.

Salaries and employee benefits expense was $3.2 million in 1996, compared with $2.7 million in 1995, an increase of $545,000, or 20.2%. Salaries and benefits of employees hired from Cicero Bank accounted for approximately 35% of the increase, with the remainder of the increase resulting primarily from salary adjustments and incentive bonuses.

Correspondent bank fees were $250,000 in 1996, compared with $147,000 in 1995, an increase of $103,000, or 70.1%. The increase resulted primarily from fees associated with servicing the Company's larger deposit base.

Postage and delivery expense was $517,000 in 1996, compared with $181,000 in 1995, an increase of $336,000, or 185.6%. The cost of the Bank's direct mail marketing program for its checking account products is the primary reason for the increase. As was noted previously, this program contributed to significant growth in the Company's lower costing checking and savings accounts, and to a sharp increase in fee income.

Deposit insurance was $7,000 in 1996, compared with $197,000 in 1995, a decrease of $190,000, or 96.4%. The Bank's cost of FDIC insurance dropped from $.04 per $100 of insured deposits to the statutory minimum rate of $2,000 per year in 1996.

Real estate owned expense was $2,000 in 1996, compared with $273,000 in 1995, a decrease of $271,000, or 99.3%. In 1995, the Company wrote down a number of properties to their fair value less estimated selling costs. The types of foreclosed properties owned by the Company in 1996 presented a significantly lower risk of loss to the Company than in 1995.

Other expenses were $1.3 million in 1996, compared with $1.0 million in 1995, an increase of $337,000, or 33.6%. One-time expenses in 1996 amounted to approximately $127,000, or 37.7% of the increase in other expenses. Amortization of goodwill from the Cicero Bank acquisition added approximately $29,000 of expense in 1996. Other increases in this category were directly related to the growth in the size of the Company in 1996.

The Company's efficiency ratio was 81% in 1996, compared with 74.4% in 1995.



Income Taxes
------------

A $572,000 reduction in the valuation allowance for deferred tax assets in 1996 contributed to an effective rate lower than the expected statutory Federal and State combined rates of 40%.



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



RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," except for those transactions governed by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 127 deferred for one year the effective date of SFAS No. 125 as it relates to transfers of financial assets and secured borrowing and collateral. The adoption of SFAS No. 125, as amended by SFAS No. 127, did not have a material effect on the Company's 1997 consolidated financial statements.

On December 31, 1997, the Company adopted the provisions of Statement No. 128, "Earnings Per Share." The statement establishes standards for computing and presenting earnings per share (EPS) for entities with publicly held common stock and common stock equivalents. All prior period EPS amounts included in the consolidated financial statements and in the Company's 1997 Annual Report have been restated to conform with the provisions of Statement No. 128.

In June 1997, the FASB issued Statement No. 130 entitled "Reporting Comprehensive Income." The statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources. Statement 130, which is effective for fiscal years beginning after December 15, 1997, requires reclassification of financial statements for earlier periods provided for comparative purposes. The Company has not yet determined the impact of Statement 130 on its financial statements.

In June 1997, the FASB also issued Statement No. 131 entitled "Disclosures about Segments of an Enterprise and Related Information." The statement requires publicly-held companies to report financial and other information about operating segments. A reconciliation of segment financial information to amounts reported in the financial statements would be provided. Statement 131 is effective for financial statements for periods beginning after December 15, 1997 and comparative information for earlier years is to be restated. At the present time, the effect of adopting the statement, if any, has not been determined.

YEAR 2000 ISSUE

The Year 2000 issue stems from date coding practices in both software and hardware. Specifically, hardware and software developers have often used two-digit numbers rather than four-digit numbers to represent years. This was done in a conscious effort to provide cost-effective and efficient business solutions, given resource constraints and requirements in the past. Consequently, when the year turns to 2000, the software may calculate the date as 1900 because the century has not been defined.

Management has initiated an enterprise-wide program to prepare the Company's computer systems and applications for the year 2000. The Company expects to incur internal staffing costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the year 2000. The Company is expending significant resources to assure that its computer systems are reprogrammed in time to effectively deal with transactions in the year 2000 and beyond. We expect to spend as much as $900,000 in order to get the Bank's systems ready for processing in the year 2000. Much of this outlay will be for new computer equipment and a new core data processing system, which will be capitalized and amortized over three years. The core system being considered is a state-of-the-art, in-house, client/server-based system. In addition to being Year 2000 ready, the new processing system will result in immediate cost savings compared with our existing outsourced legacy system. The Company does not expect the amounts required to be expensed over the next two years to have a material effect on its financial position or results of operations. Cost savings from the new system are expected to completely offset the entire $900,000 expenditure within 5 years. The amount expensed in 1997 was immaterial.

The Year 2000 problem creates risk for the Company from both unforeseen problems in its own computer systems and from problems in the computer systems of third parties with whom the Company deals on financial transactions. Failures of the Company's and/or third parties' computer systems could have a material adverse impact on the Company's ability to conduct its business.

The Company expects its Year 2000 date conversion project to be completed on a timely basis. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.



STATEMENT OF MANAGEMENT RESPONSIBILITY

Management of Skaneateles Bancorp, Inc. is responsible for the accuracy and content of the financial information in this Annual Report. In order to meet this responsibility, the consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

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

The Examining Committee of the Board of Directors reviews the activities of the internal audit function and meets regularly with representatives of KPMG Peat Marwick LLP, independent auditors. KPMG Peat Marwick LLP has been appointed, upon recommendation of the Board of Directors, to conduct an independent audit and to express an opinion as to the fairness of the presentation of the consolidated financial statements of Skaneateles Bancorp, Inc., in conformance with generally accepted accounting principles.

Item 8.           Financial Statements And Supplementary Data

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Skaneateles Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Skaneateles Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skaneateles Bancorp, Inc. and subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

/S/ KPMG PEAT MARWICK LLP

Syracuse, New York
January 12, 1998


                                                CONSOLIDATED BALANCE SHEETS

                                                                                 December 31,
ASSETS                                                                    1997                  1996
-----------------------------------------------------------------------------------------------------
                                                                   (In Thousands, Except Share Data)
Cash and due from banks                                           $      9,658
                                                                                               5,726
Federal funds sold                                                       6,700
                                                                                               3,800
Securities available-for-sale, at fair value                             8,416
                                                                                               6,009
Securities held-to-maturity, fair value of
  $7,935 in 1997 and $11,138 in 1996                                     7,705                10,893

Federal Home Loan Bank stock, at cost                                    1,561                 1,410

Loans, net of deferred costs                                           215,022               206,944

Allowance for loan losses                                              (2,560)               (2,114)
-----------------------------------------------------------------------------------------------------
       Net loans                                                       212,462               204,830

Premises and equipment, net                                              6,155                 6,195

Real estate owned, net                                                     951                   717

Accrued interest receivable                                              1,372                 1,271

Other assets                                                             1,121                 1,331
-----------------------------------------------------------------------------------------------------
                                                                   $   256,101               242,182
-----------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Interest bearing deposits                                       $   196,213               188,424

   Demand deposits                                                      20,236                14,861
-----------------------------------------------------------------------------------------------------
       Total deposits                                                  216,449               203,285

   Advance payments by borrowers for property
      taxes and insurance                                                1,569                 1,744

   Borrowings                                                           18,057                18,181

   Other liabilities                                                     2,355                 2,742
-----------------------------------------------------------------------------------------------------
            Total liabilities                                          238,430               225,952
-----------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, par value $.01 per share, authorized
      500,000 shares, none issued                                            0                     0
   Common stock, par value $.01 per share, authorized

    2,500,000 shares, 1,435,992 and 1,422,138
    shares issued in 1997 and 1996, respectively                            14                     9
   Additional paid-in capital                                            9,119                 8,978
   Retained earnings                                                     8,573                 7,300
   Net unrealized loss on securities, net of taxes                         (35)                  (57)
-------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                  17,671                16,230
-------------------------------------------------------------------------------------------------------
                                                                   $   256,101               242,182
-------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                            CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Years ended December 31,
                                                                                1997               1996               1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                (In Thousands, Except Share Data)
Interest income:
  Mortgage loans                                                           $  12,681             12,156             11,252
  Other loans                                                                  4,872              3,346              2,816
  Securities                                                                   1,198              1,461              1,643
  Federal funds sold                                                             214                199                160
---------------------------------------------------------------------------------------------------------------------------
            Total interest income                                             18,965             17,162             15,871
---------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Deposits                                                                     8,244              8,070              7,629
  Borrowings                                                                   1,191              1,041                979
---------------------------------------------------------------------------------------------------------------------------
            Total interest expense                                             9,435              9,111              8,608
---------------------------------------------------------------------------------------------------------------------------
            Net interest income                                                9,530              8,051              7,263
Provision for loan losses                                                        500                175                235
---------------------------------------------------------------------------------------------------------------------------
            Net interest income after provision
               for loan losses                                                 9,030              7,876              7,028
---------------------------------------------------------------------------------------------------------------------------
Other operating income:
   Net gain (loss) on security transactions                                        0                 77               (99)
   Net gain on sale of loans                                                      81                 34                 14
   Service charges                                                             1,394                739                378
   Other                                                                         374                266                294
---------------------------------------------------------------------------------------------------------------------------
            Total other operating income                                       1,849
                                                                                                  1,116                587
---------------------------------------------------------------------------------------------------------------------------
                                                                              10,879              8,992              7,615
---------------------------------------------------------------------------------------------------------------------------
Other operating expenses:
   Salaries and employee benefits                                              3,655              3,247              2,702
   Building, occupancy and equipment                                           1,278              1,205              1,091
   Data processing                                                               433                372                292
   Correspondent bank fees                                                       427                250                147
   Advertising and promotions                                                    225                262                152
   Postage and delivery                                                          546                517                181
   Stationery and supplies                                                       206                216                174
   Deposit insurance                                                              24                  7                197


   Real estate owned, net                                                         83                  2                273
   Other                                                                       1,431              1,340              1,002
---------------------------------------------------------------------------------------------------------------------------
            Total other operating expenses                                     8,308              7,418              6,211
---------------------------------------------------------------------------------------------------------------------------
            Income before income tax expense                                   2,571              1,574              1,404
Income tax expense                                                               909                 93                352
---------------------------------------------------------------------------------------------------------------------------
            Net income                                                    $    1,662              1,481              1,052
===========================================================================================================================

Net income per common share - basic                                      $      1.16               1.05               0.76
Net income per common share - diluted                                           1.13               1.03               0.74
===========================================================================================================================

See accompanying notes to consolidated financial statements.

                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1997, 1996 and 1995
(Dollars In Thousands, Except Share and Per-Share Data)

                                                                                       Net
                                                          Additional               unrealized
                                                 Common     paid-in-    Retained  gain (loss) on   Treasury
                                                  stock     capital     earnings   securities     stock        Total
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                   $       10       9,475       5,206          (187)      (713)     13,791

Net income                                              0           0       1,052             0          0       1,052

Sale of 5,790 shares under option                       0          32           0             0          0          32

Issuance of 1,973 shares of stock under
 1995 Non-employee Director's Stock Plan                0          19           0             0          0          19

Cash dividend declared on
 Common stock ($.13 per share)                          0           0        (175)            0          0        (175)

Change in net unrealized
 gain on securities, net of
 tax effect of $163                                     0           0           0           220          0         220
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                   $       10       9,526       6,083            33       (713)     14,939
=======================================================================================================================

Net income                                              0           0       1,481             0          0       1,481

Sale of 20,775 shares under option                      0         117           0             0          0         117

Issuance of 4,985 shares of stock under
 1995 Non-employee Director's Stock Plan                0          47           0             0          0          47

Cash dividend declared on
 Common stock ($.19 per share)                          0           0        (264)            0          0        (264)

Retirement of 154,050 shares of treasury               (1)       (712)          0             0        713           0

Change in net unrealized
 gain on securities, net of
 tax effect of $60                                      0           0           0           (90)         0         (90)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                   $        9       8,978       7,300           (57)         0      16,230
=======================================================================================================================

Net income                                              0           0       1,662             0          0       1,662



Sale of 7,350 shares under option                       1          46           0             0          0          47

Issuance of 3,473 shares of stock under
 1995 Non-employee Director's Stock Plan                0          47           0             0          0          47

Issuance of 2,688 shares of stock under
 Dividend Reinvestment Plan                             0          36           0             0          0          36

Issuance of 728 shares of stock under
 1997 Employee Stock Purchase Plan                      0          12           0             0          0          12

Cash dividend declared on
 Common stock ($.27 per share)                          0           0        (381)            0          0        (381)

3-for-2 stock split                                     4           0          (4)            0          0           0

Cash paid for fractional shares on stock split          0           0          (4)            0          0          (4)

Change in net unrealized
 gain on securities, net of
 tax effect of $14                                      0           0           0            22          0          22
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                   $       14       9,119       8,573           (35)         0      17,671
=======================================================================================================================

See accompanying notes to consolidated financial statements.



                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years ended December 31,
                                                                                1997               1996               1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                                (In Thousands)
Operating activities
Net Income                                                                 $   1,662              1,481              1,052
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Provision for loan losses                                                      500                175                235
  Provision for losses on real estate owned                                       50                  0                240
  Depreciation and amortization                                                  692                628                557
  Mortgage loans originated for sale                                          (3,363)            (4,454)            (2,565)
  Proceeds from sale of mortgage loans originated for sale                     4,090              4,861              2,060
  Net (gain) loss on security transactions                                         0                (77)                99
  Net increase in interest receivable                                           (101)               (16)               (94)
  Net increase (decrease) in other liabilities                                  (387)               549             (1,253)
  Receipt of balance due from Nationar                                             0              1,057                  0
  Other, net                                                                    (132)              (105)              (607)
---------------------------------------------------------------------------------------------------------------------------
        Total adjustments                                                      1,349              2,618             (1,328)
---------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities                    3,011              4,099               (276)
Investing activities
  Proceeds from maturities of securities available for sale                    3,000              3,004              6,020
  Proceeds from sale of securities available for sale                              0              2,462                  0
  Proceeds from maturities of securities held to maturity                      2,490              6,175              4,526
  Purchase of securities held to maturity                                          0             (5,135)            (7,981)
  Purchase of securities available for sale                                   (5,756)            (3,096)            (2,978)
  Principal collected on asset-backed securities                               1,113              1,110              1,244
  Purchase of Federal Home Loan Bank stock                                      (151)              (107)              (103)
  Net increase in loans made to customers                                     (9,063)           (22,698)            (5,017)
  Net cash received from acquired bank                                             0              4,024                  0
  Proceeds from sale of real estate owned                                        164                196                714
  Purchase of property and equipment, net                                       (602)              (298)              (829)
---------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                 (8,805)           (14,363)            (4,404)
Financing activities
  Net increase (decrease) in time certificates                                (2,357)            (1,913)            13,565
  Net increase (decrease) in other deposits                                   15,346              8,719             (5,142)
  Increase (decrease) in overnight borrowings                                   (312)               865                422
  Increase in long-term borrowings                                             2,500              4,000              1,000
  Repayment of long-term borrowings                                           (2,312)            (1,070)            (1,020)
  Proceeds from issuance of stock pursuant to stock plans                        142                164                 51
  Dividends paid                                                                (381)              (264)              (175)
---------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                              12,626             10,501              8,701
---------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                      6,832                237              4,021
Reclassification of balance due from Nationar to other assets                      0                  0             (1,057)
Cash and cash equivalents at beginning of period                               9,526              9,289              6,325
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                  $ 16,358              9,526              9,289
===========================================================================================================================
Interest paid                                                               $  9,433              9,116              8,607
===========================================================================================================================
Income taxes paid                                                           $  1,075                 92                269
                                                                            ===============================================


===========================================================================================================================
Supplemental schedule of noncash investing activities:
   Transfer of securities from available for sale to held to maturity       $      0                  0              8,334
   Transfer of securities from held to maturity to available for sale              0                  0              2,471
   Mortgage loans foreclosed and transferred to real estate owned                452                515                358
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Years ended December 31, 1997, 1996 and 1995

(1) Summary of Significant Accounting Policies

Business
Skaneateles Bancorp, Inc. (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956. The results of the Company are largely dependent upon the results of Skaneateles Savings Bank (the "Bank"), its sole subsidiary. Skaneateles Savings Bank is a full service retail bank.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain prior year amounts have been reclassified to conform to current year classifications. A description of the significant accounting policies is presented below. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

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


Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized gains or losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity until realized. The unrealized gains or losses included in the separate component of equity for securities transferred from available-for-sale to held-to-maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

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

(c) Loans
Loans are reported at the principal amount outstanding, net of deferred fees and costs. Accrual of interest on a loan, including impaired loans, is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition precludes accrual. Generally, interest income is not recognized on loans which are delinquent over 90 days, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

Net loan fees and costs are deferredas an adjustment of loan principal and amortized over the life of the related loan as an adjustment of yield using the interest method.

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

(f) Real Estate Owned
Real estate acquired in settlement of loans is carried at the lower of the impaired loan balance at the date of acquisition or fair value less selling expenses of the property received. Write-downs from cost to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. Subsequent write-downs to fair value, net of disposal costs, or the establishment of allowances are charged to other operating expenses.

(g) Other Assets
On July 1, 1996, the Bank acquired substantially all the assets and assumed the deposit liabilities of Cicero Bank. The excess of the purchase price over the fair value of assets acquired ("goodwill") amounted to $494,000 and is included in other assets. Goodwill is being amortized over the expected useful life of seven years on a straight line basis. The amortization period is monitored to determine if events and circumstances require the estimated useful life to be reduced. Periodically, the Company reviews the goodwill for events or changes in circumstances that may indicate the carrying amount of the goodwill is impaired.

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

(i) Per Common Share Data
On December 31, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." The statement supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share," and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock. It requires dual presentation of "Basic EPS" and "Diluted EPS" on the face of the income statement for all entities with complex capital structures. All prior period EPS data has been restated to conform to the provisions of this statement.

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share includes the maximum dilutive effect of stock issuable upon conversion of stock options and warrants.

In October, 1997, the Company declared a three-for-two stock split, effected by means of a stock dividend paid November 28, 1997. All share and per share data included in the consolidated financial statements and in the related notes thereto have been retroactively adjusted to reflect the stock split.

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

(l) Off-Balance Sheet Instruments
The Company entered into an interest rate floor in 1996 as part of its interest rate risk management strategy. Interest rate floors are used to hedge exposure to falling interest rates and are accounted for at amortized cost. Fees related to interest rate floors are amortized using the interest method over the life of the floor. Income and expense are recorded in the same category as that of the related balance sheet item.

(2) Securities

Securities available for sale at December 31 are summarized as follows (in thousands):

                                                                           1997
                                                     ----------------------------------------------------
                                                                     Gross          Gross
                                                      Amortized    unrealized     unrealized     Fair
                                                        cost         gains        losses        value
---------------------------------------------------------------------------------------------------------

    U.S. government and federal agency obligations    $6,013            13              0          6,026

    Mortgage-backed securities-FNMA                      733            19              0            752

    Asset-backed securities                            1,630            10             (2)         1,638
--------------------------------------------------------------------------------------------------------

                                                      $8,376            42             (2)         8,416
========================================================================================================


                                                                           1996
                                                     ----------------------------------------------------
                                                                     Gross          Gross
                                                      Amortized    unrealized     unrealized     Fair
                                                        cost         gains        losses        value
--------------------------------------------------------------------------------------------------------

    U.S. government and Federal agency obligations    $4,996            31              0          5,027

    Mortgage-backed securities-FHLMC                     989             0             (7)           982
--------------------------------------------------------------------------------------------------------
                                                      $5,985            31             (7)         6,009
========================================================================================================

Securities held to maturity at December 31 are summarized as follows (in thousands):


                                                                            1997
                                                    -----------------------------------------------------
                                                                      Gross         Gross
                                                    Carrying        unrealized    unrealized        Fair
                                                      value            gains         losses        value
---------------------------------------------------------------------------------------------------------

  U.S. government and Federal agency obligations      $3,007            10              0          3,017

    Mortgage-backed securities:
       FNMA                                              130             4              0            134

       FHLMC                                           2,998           168              0          3,166

  Obligations of states and political subdivisions     1,470            48              0          1,518

  Corporate bonds, notes and debentures                  100             0              0            100
--------------------------------------------------------------------------------------------------------
                                                      $7,705           230              0          7,935
========================================================================================================


                                                                            1996
                                                    -----------------------------------------------------
                                                                      Gross         Gross
                                                    Carrying        unrealized    unrealized        Fair
                                                      value            gains         losses        value
--------------------------------------------------------------------------------------------------------

  U.S. government and Federal agency obligations      $4,992            15              0          5,007

    Mortgage-backed securities:
       FNMA                                              145             3              0            148

       FHLMC                                           3,674           175              0          3,849

  Obligations of states and political subdivisions     1,782            53             (2)         1,833

  Corporate bonds, notes and debentures                  300             1              0            301
--------------------------------------------------------------------------------------------------------
                                                      $10,893          247             (2)        11,138
========================================================================================================

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

There were no realized gains or losses in 1997. Gross realized gains on the sale of securities were approximately $77,000 in 1996. Losses of $99,000 were recognized in 1995 due to other than temporary impairment of the Bank's equity investment in Nationar.

The contractual maturity distribution of securities at December 31, 1997 is as follows (in thousands):


                                                          Within         One to           Five to      After ten
                                                         one year      five years        ten years       years         Total
----------------------------------------------------------------------------------------------------------------------------
Securities available for sale:
  U.S. government and Federal agency obligations          $3,005          3,008              0              0          6,013

  Mortgage-backed securities:

     FNMA                                                      0              0              0            733            733

  Asset-backed securities                                      0            643            987              0          1,630
----------------------------------------------------------------------------------------------------------------------------
                                                          $3,005          3,651            987            733          8,376
============================================================================================================================
Fair value                                                $3,011          3,655            997            753          8,416
============================================================================================================================
Weighted average yield of securities                        6.19%          5.87%          6.55%          6.43%          6.11%
============================================================================================================================

Securities held to maturity:
  U.S. government and Federal agency obligations          $2,010            997              0              0          3,007

  Mortgage-backed securities:

     FNMA                                                      0              0              0            130            130

     FHLMC                                                     0              0            233          2,765          2,998
  Obligations of states and political subdivisions            65             15            435            955          1,470
  Corporate bonds, notes and debentures                      100              0              0              0            100
----------------------------------------------------------------------------------------------------------------------------
                                                          $2,175          1,012            668          3,850          7,705
============================================================================================================================
Fair value                                                $2,180          1,019            714          4,022          7,935
============================================================================================================================
Weighted average yield of securities                        6.09%          6.11%          7.09%          7.41%          6.83%
============================================================================================================================

Securities carried at $6,381,000 at December 31, 1997 were pledged for borrowings and other purposes required by law.

Accrued interest receivable on securities was $177,000 and $191,000 at December 31, 1997 and 1996, respectively.

(3) Loans

Major categories of loans at December 31, are summarized as follows (in thousands):


                                                           1997           1996
--------------------------------------------------------------------------------
Loans secured by first mortgages on real estate:

  Residential                                           $119,350         129,651

  Commercial                                              33,962          31,728
--------------------------------------------------------------------------------

                                                         153,312         161,379
--------------------------------------------------------------------------------
Other loans:
  Business                                                22,995          18,861

  Guaranteed student                                       1,059             882

  Home equity and improvement                             20,624          17,599

  Other consumer                                          16,565           7,924



                                                          61,243          45,266
--------------------------------------------------------------------------------

                                                         214,555         206,645
  Net deferred costs                                         467             299
--------------------------------------------------------------------------------
                                                       $ 215,022         206,944
================================================================================

Changes in the allowance for loan losses for the years ended December 31 were as follows (in thousands):


                                          1997            1996            1995
------------------------------------------------------------------------------

Balance at January 1                   $ 2,114           2,667           3,040

Provision charged to operations            500             175             235

Recoveries                                 519             126             124

Loans charged off                         (573)         (1,301)           (732)

Allowance of acquired bank                   0             447               0
------------------------------------------------------------------------------
Balance at December 31                 $ 2,560           2,114           2,667
================================================================================

The principal balances of loans not accruing interest amounted to approximately $3,917,000 and $3,171,000 at December 31, 1997 and 1996, respectively. The effect of non-accrual loans on interest income for 1997, 1996 and 1995 was approximately $274,000, $283,000 and $155,000, respectively.

Impaired loans, which included troubled debt restructured loans, were $2,079,000 and $1,929,000 at December 31, 1997 and 1996, respectively. Included in these amounts are $1,911,000 and $832,000 of impaired loans for which the related allowance for loan losses is $219,000 and $216,000, respectively. In addition, included in the total impaired loans at December 31, 1997 and 1996 are $168,000 and $1,097,000 of impaired loans for which no allowance is recorded due to the adequacy of collateral values in accordance with SFAS 114. The average recorded investment in impaired loans during 1997, 1996 and 1995 was approximately $1,480,000, $2,923,000, and $3,859,000, respectively. The amount of interest income recognized on impaired loans in 1997, 1996 and 1995 was approximately $84,000, $166,000, and $281,000, respectively. The Bank is not committed to lend additional funds to these borrowers.

Accrued interest receivable on loans was $1,194,000 and $1,080,000 at December 31, 1997 and 1996, respectively.

The Bank serviced loans for others aggregating approximately $25,487,000, $23,820,000 and $21,796,000 at December 31, 1997, 1996 and 1995, respectively.

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


                                                      1997                 1996
--------------------------------------------------------------------------------
Balance at January 1                               $ 1,172                1,123

Increases                                              113                  117

Decreases                                             (268)                 (68)
--------------------------------------------------------------------------------

Balance at December 31                             $ 1,017                1,172
================================================================================

4) Premises and Equipment

A summary of premises and equipment at December 31 is as follows (in thousands):


                                                             1997           1996
--------------------------------------------------------------------------------

Land                                                      $   532            532

Buildings and improvements                                  5,146          5,144

Furniture and equipment                                     3,539          3,153


Leasehold improvements                                      1,796          1,602
--------------------------------------------------------------------------------

                                                           11,013         10,431
Less accumulated depreciation and amortization              4,858          4,236
--------------------------------------------------------------------------------
                                                          $ 6,155          6,195
================================================================================


Depreciation and amortization of premises and equipment included in building, occupancy and equipment expense amounted to $632,000, $584,000 and $557,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

(5) Deposits

Deposits at December 31 are summarized as follows (in thousands):

                                                        1997                1996
--------------------------------------------------------------------------------

Savings and club accounts                           $ 42,451              38,690

Time certificates                                    105,072             107,429

Money market accounts                                 24,234              21,991

NOW accounts                                          24,456              20,314

Demand accounts                                       20,236              14,861
--------------------------------------------------------------------------------
                                                    $216,449             203,285
================================================================================

At December 31, 1997 and 1996, the aggregate amounts of time deposits in denominations of $100,000 or more were approximately $13,427,000 and $13,065,000, respectively.


The following table presents the amount of certificate accounts at December 31, 1997 which mature during the periods indicated (in thousands):


                                                    Maturing
              --------------------------------------------------------------------------------------
                     Within                                                                After
                   One Year     Two Years    Three Years    Four Years     Five Years    Five Years       Total
-----------------------------------------------------------------------------------------------------------------
                    $61,699      17,555         11,840         3,712          8,436         1,830        105,072
=================================================================================================================

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):


                                            1997            1996            1995
--------------------------------------------------------------------------------

Savings and club accounts                 $1,169           1,040             937
Time certificates                          5,774           5,908           5,598
Money market accounts                        821             730             765
NOW and escrow accounts                      480             392             329
--------------------------------------------------------------------------------
                                          $8,244           8,070           7,629
================================================================================

(6) Borrowings

Borrowings at December 31 are summarized as follows (in thousands):


                                                                1997                             1996
                                                    ----------------------------     -------------------------
                                                    Amount                  Rate       Amount            Rate
--------------------------------------------------------------------------------------------------------------

Securities sold under repurchase agreements        $ 2,204                 4.76%       2,516             4.48%

Advances from the FHLB of New York,
 due 1997                                            2,000                                          6.15-7.79
                                                                                                            0
 due 1998                                            7,000            5.45-6.45        7,000        5.45-6.15

 due 1999                                            3,000                 6.63        3,000             6.63

 due 2000                                            2,000            6.26-6.31                             0
                                                                                           0
 due 2002                                            2,000                10.51        2,000            10.51

 due 2007                                              486                 7.08                             0
                                                                                           0
Municipal securities sold with put options           1,367                 6.25        1,665             6.32


                                                   $18,057                            18,181
=============================================================================================================

The Bank enters into repurchase agreements with commercial demand deposit customers under which balances greater than $25,000 earn interest at a rate of 90% of the weekly average auction yield of the 90 day U.S. Treasury Bill. These transactions are recorded as borrowings. At December 31, 1997, the Bank pledged U.S. Treasury Notes totaling $3,500,000 as collateral for the repurchase agreements.

At December 31, 1997, Federal Home Loan Bank of New York (the "FHLB") advances are collateralized by the investment in stock of the FHLB of $1,561,000 and residential mortgage loans with a carrying value approximating $15,935,000. These advances carry fixed rates of interest.

In 1985, the Bank sold certain municipal securities to a Municipal Investment Trust Fund which have a par value at December 31, 1997 of $1,367,000. The trust has put options which require the Bank to repurchase the securities at par value on annual repurchase dates and on fourteen days' notice if any debt obligation is deemed to be taxable or in default. The put options are collateralized by approximately $1,351,000 of municipal bonds and U.S. Treasury Notes of approximately $995,000. This transaction has been recorded as a borrowing. The borrowing is reduced with proceeds from the maturity or call of the municipal securities, which have maturity dates ranging from November 1998 to November 2017.

The Bank maintains two lines of credit with the FHLB of New York. Borrowings under the lines bear interest at .125% above the federal funds rate. The total amount available under the lines was $24,223,000 at December 31, 1997. The amount of each line is equal to 5% of the Bank's total assets and is set each year at March 31, the renewal date of the lines.

(7) Income Taxes

Total income taxes for the year ended December 31 were allocated as follows (in thousands):


                                                      1997        1996         1995
-----------------------------------------------------------------------------------

Income from operations                                $909          93          352

Stockholders' equity, for change in unrealized
 gain (loss) on securities                              14         (60)         163
-----------------------------------------------------------------------------------

                                                      $923          33          515
===================================================================================

Actual income taxes applicable to operations differ from expected taxes, computed by applying the Federal corporate tax rate of 34% to income before income taxes as follows (in thousands):

                                                              1997          1996          1995
----------------------------------------------------------------------------------------------

Expected tax expense                                         $ 874           535           477

Non-deductible expenses                                          0             0           101

State income taxes, net of Federal benefit                     105            42            99

Change in valuation allowance for deferred tax assets            0          (572)         (464)

Other                                                          (70)           88           139
----------------------------------------------------------------------------------------------
Income tax expense                                           $ 909            93           352
==============================================================================================

The components of income tax expense applicable to operations are as follows (in thousands):


                                                                         1997     1996     1995
-----------------------------------------------------------------------------------------------
Current:
  Federal                                                               $ 817       72      406

  State                                                                    (7)      14      150
-----------------------------------------------------------------------------------------------

                                                                          810       86      556
-----------------------------------------------------------------------------------------------
Deferred:

  Federal                                                                 (67)     179     (204)

  State                                                                   166     (172)       0
-----------------------------------------------------------------------------------------------

                                                                           99        7     (204)
-----------------------------------------------------------------------------------------------

                                                                        $ 909       93      352

-----------------------------------------------------------------------------------------------

Deferred tax expense (exclusive of the change in valuation allowance)   $   0      579      260
Change in valuation allowance                                               0     (572)    (464)
-----------------------------------------------------------------------------------------------
                                                                        $   0        7     (204)
===============================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands).


                                                                        1997     1996
-------------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses                                             $948      844

  Unrealized loss on securities available  for sale                       24       38

  Alternative minimum tax credit carryforwards                             0      143

  Unrealized gain on securities available for sale for tax purposes       20       10



  Other                                                                  66        144
--------------------------------------------------------------------------------------
Total deferred tax assets                                             1,058      1,179
--------------------------------------------------------------------------------------



Deferred tax liabilities:
  Increase in tax bad debt reserve over base year                       322        380
  Accumulated depreciation                                              168        162
  Other                                                                 221        176

--------------------------------------------------------------------------------------
Total deferred tax liabilities                                          711        718
--------------------------------------------------------------------------------------
Net deferred tax asset                                               $  347        461

--------------------------------------------------------------------------------------

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

Included in retained earnings at December 31, 1997 is approximately $987,000 representing aggregate provisions for loan losses taken under the Internal Revenue Code. Use of these reserves to pay dividends in excess of earnings and profits or to redeem stock, or the failure of the institution to qualify as a bank for Federal income tax purposes, would result in taxable income. However, it is not contemplated that the reserves will be used in a manner that will create tax liabilities.

(8) Stockholders' Equity and Regulatory Matters

The Company's principal source of funds to pay dividends on the Company's common stock is dividends received from the Bank. In any calendar year, approval of the Superintendent of Banks of the State of New York is required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years. Under the regulations, the Bank has approximately $3,678,000 available for payment of dividends to the Company at December 31, 1997.

FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1997, the Bank was required to maintain a minimum Tier I capital (as defined in the regulations) to average assets ratio of 4%, and minimum ratios of Tier I capital and total capital to risk weighted assets (as defined) of 4% and 8%, respectively.

Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately-capitalized, under-capitalized, significantly under-capitalized and critically under-capitalized. Generally, an institution is considered well-capitalized if it has a Tier I capital ratio (to average assets) of at least 5%, a Tier I capital ratio (to risk weighted assets) of at least 6%, and a total capital ratio (to risk weighted assets) of at least 10%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weighting and other factors.

Management believes that as of December 31, 1997, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since the notification that management believes have changed the Bank's capital classification.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, compared with the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:

                                                                                                  For Classification
                                                      Actual             Minimum Adequacy        As Well-Capitalized
                                               ------------------        ----------------        -------------------
                                               Amount      Ratio          Amount   Ratio          Amount    Ratio
                                               ------      -----          ------   -----          ------    -----
                   1997
----------------------------------------
Tier I Capital (to average assets)             $17,173      6.91%         10,223    4.00%         12,779     5.00%


  Tier I Capital (to risk weighted assets)      17,173     10.06%          6,830    4.00%         10,246     6.00%


  Total Capital (to risk weighted assets)       19,319     11.31%         13,661    8.00%         17,076    10.00%


                   1996
----------------------------------------
Tier I Capital (to average assets)              15,610      6.46%          9,664    4.00%         12,080     5.00%


  Tier I Capital (to risk weighted assets)      15,610      9.98%          6,257    4.00%          9,386     6.00%


  Total Capital (to risk weighted assets)       17,574     11.23%         12,514    8.00%         15,643    10.00%

The Company's capital amounts and ratios as of December 31, 1997 and 1996 were not materially different than those of the Bank.

(9) Employee Benefits and Stock Plans

The Company adopted a Stock Option Plan which was approved by the stockholders in 1987 (the "1987 Plan"). Under the 1987 Plan, 76,765 shares of authorized but unissued common stock were reserved for the granting of options to officers and key employees. Options are granted at the market price of shares at the date of grant, adjusted when applicable for the effect of stock dividends, become exercisable 20% per year after the date of grant and must be exercised within 10 years of the date of grant. All options available under the plan have been granted.

To supplement the 1987 Plan, the Company adopted an additional Stock Option Plan which was approved by the shareholders in 1991 (the "1991 Plan"). Under the 1991 Plan, 69,350 shares of authorized but unissued common stock were reserved for future issuance. The terms, conditions, and provisions of the 1991 Plan are substantially the same as those of the 1987 Plan described above, except that the vesting of options is determined by the Company's board of directors at the time of grant. At December 31, 1997, there were 11,037 options available for grant.

The 1995 Non-Employee Directors Warrant Plan (the "Warrant Plan") was established to attract, retain and compensate for the services of highly qualified individuals who are not employees of Company or the Bank, as members of their respective boards of directors, and to enable them to increase their ownership in the Company's common stock. The total number of shares that may be issued pursuant to warrants granted under the Warrant Plan shall not exceed 112,500. Shares subject to warrants granted may be authorized-but-unissued shares, treasury shares, shares purchased on the open market or shares issued pursuant to a rights offering or dividends. If any warrant is surrendered before exercise, or lapses without exercise, or for any other reason ceases to be exercisable, in whole or in part, the shares reserved for the unexercised portion thereof shall continue to be available for the grant of warrants hereunder. Each warrant that is granted vests and becomes exercisable over a three-year period in increments of one-third on each anniversary of the grant date. In 1997, 13,500 warrants were issued at an exercise price of $12.83. There were no warrants issued in 1996 or 1995. At December 31, 1997, 99,000 warrants were available for award.

The fair value of the stock options and warrants granted was arrived at using the Black Scholes option-pricing model. The results and the assumptions used for the options and warrants granted during 1997, 1996 and 1995 are summarized as follows:



                                                            1997    1996   1995
-------------------------------------------------------------------------------
                      Weighted-average fair value        $  3.56    2.38   2.95

                      Expected dividend yield               1.32%   2.55%  1.40%
                      Risk free interest rate               5.70%   6.10%  5.38%
                      Expected life (years)                    5       5      5
                      Volatility ratio                     26.61%  25.42%  26.37%

The Company applies APB Opinion No. 25 in accounting for its option and warrant plans, and accordingly, no compensation cost has been recognized for stock options and warrants in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value of its stock options and warrants at the grant date under SFAS 123, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated below:


                                                                                1997     1996    1995
-----------------------------------------------------------------------------------------------------
                       Net income (in thousands):
                       As reported                                           $ 1,662    1,481   1,052
                       Pro forma                                               1,599    1,431   1,035

                       Earnings per share:
                       Basic
                       As reported                                           $  1.16     1.05   0.76
                       Pro forma                                                1.12     1.01   0.74

                       Diluted
                       As reported                                              1.13     1.03   0.74
                       Pro forma                                                1.08     0.99   0.73

The full impact of calculating compensation for stock options and warrants under SFAS No. 123 is reflected in the pro forma net income amounts because options and warrants are generally granted based upon past service.

Stock option and warrant activity during the periods indicated is summarized as follows:


                                                                            Number of
                                                                             Shares       Wtd Avg
                                                                              Under       Exercise
                                                                             Option        Price
---------------------------------------------------------------------------------------------------
Outstanding, December 31, 1994                                                 88,838     $ 5.98
  Granted                                                                       7,500      10.17
  Exercised                                                                   (5,790)       5.51
  Forfeited                                                                   (2,498)       5.46
---------------------------------------------------------------------------------------------------
Outstanding, December 31, 1995                                                 88,050       6.39
---------------------------------------------------------------------------------------------------
  Granted                                                                      22,000       9.17
  Exercised                                                                  (20,775)       5.65
---------------------------------------------------------------------------------------------------
Outstanding, December 31, 1996                                                 89,275       7.24
---------------------------------------------------------------------------------------------------
  Granted                                                                      27,300      11.82


  Exercised                                                                   (7,350)       6.24
  Forfeited                                                                   (6,375)       8.27
---------------------------------------------------------------------------------------------------
Outstanding, December 31, 1997                                                102,850     $ 8.46
===================================================================================================

The range of exercise price and weighted average remaining contractual life of outstanding options and warrants at December 31, 1997 is summarized as follows:


                               Exercise          Wtd Ave          Wtd Ave
      Number of Shares            Price         Exercise      Contractual
          Under Option            Range            Price     Life (Years)
--------------------------------------------------------------------------
                 4,125      $        3.50         $ 3.50             2.95

                46,125        5.66 - 7.33           6.39             6.06

                39,100       9.16 - 10.83           9.92             8.46

                13,500            12.83            12.83             9.25

At December 31, 1997, 47,720 options were exercisable, and the weighted-average exercise price of those options was $6.48.

The Company maintains an Employee Stock Ownership Plan (the "ESOP") which covers substantially all employees who have completed one year of service, with participants vesting in shares purchased by the ESOP based upon a graduated scale over a 7 year period. The Company pays all administrative expenses associated with the ESOP. In 1997, the Company contributed $25,000 to the ESOP trust. No contributions were made by the Company in 1996 and 1995. At December 31, 1997, all shares in the plan were allocated to plan participants.

The Bank has a 401(k) Savings Plan which covers all full time salaried employees who have completed one year of service and are at least 21 years old. Expense of the Plan in 1997, 1996 and 1995 was approximately $113,000, $109,000 and $89,000, respectively.

The 1995 Non-Employee Directors Stock Plan (the "Plan") was approved by shareholders and adopted by the Company in 1995. The Plan was established to attract, retain and compensate for the services of highly qualified individuals who are not employees of the Company or the Bank, as members of their respective boards of directors, and to enable them to increase their ownership in the Company's common stock through automatic, non-discretionary awards of shares in lieu of cash meeting fees otherwise payable to them. The total number of shares that may be awarded pursuant to the plan shall not exceed 37,500. Shares awarded may be authorized-but-unissued shares, treasury shares or shares purchased on the open market. The Plan terminates on December 31, 1999 unless terminated earlier by the board of directors or extended by the board with the approval of shareholders. During 1997, 1996 and 1995, 3,473, 4,985 and 1,973 shares were awarded, respectively. At December 31, 1997, 27,069 shares were available for award. The cost of shares issued in lieu of cash payments under the Plan was 47,000, $47,000 and $19,000 in 1997, 1996 and 1995, respectively.

 (10) Commitments

The Bank occupies six branches and other office space under noncancellable operating leases with remaining terms through 2010. A summary of future minimum rental commitments under the terms of such leases at December 31, 1997 follows (in thousands):


Year                                   Amount
----------------------------------------------

1998                                  $   396

1999                                      396

2000                                      417

2001                                      380

2002                                      387

Subsequent years                        1,712
----------------------------------------------
                                      $ 3,688
----------------------------------------------

Rent expense amounted to approximately $349,000, $371,000, and $321,000 for 1997, 1996 and 1995, respectively.

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

Commitments to fund loans (including lines of credit) and outstanding letters of credit at December 31, 1997 and 1996 were approximately $20,479,000 and $168,000, and $16,082,000 and $279,000, respectively. Approximately $2,980,000 of the loan commitments at December 31, 1997 were for fixed rates of interest.

The Bank has an interest rate floor outstanding on $18,000,000 of prime-based loans at December 31, 1997. Interest rate floors require the payment of a fee for the right to receive interest payments on the contract notional amount when a floating rate (typically prime) falls below a strike rate. The original term of the floor was three years with an expiration date of February 1999. Under the agreement, the Bank will receive payments on a quarterly basis if the prime rate drops below 8.25% (the strike rate). Payments are equal to the amount by which the prime rate falls below the strike rate multiplied by the notional amount of the floor. The impact on net interest income is the excess of the strike rate over the floating rate less the periodic amortization of the fee paid.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Company controls its credit risk through credit approvals, limits, and monitoring procedures.

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

Loans: For variable rate loans that reprice frequently and loans due on demand with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (i.e. one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold on the secondary market, adjusted for differences in loan characteristics. The fair values of other loans (i.e. commercial real estate, rental property mortgage loans and business loans) are estimates using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments (letters of credit, commitments to fund loans and an interest rate floor contract) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of loan origination commitments, lines of credit and standby letters of credit, and interest rate floor contracts were estimated based on an analysis of the interest rates, fees currently charged and market quotes, if available, for similar transactions. These fair values were not significantly different from the carrying amounts, which were not material, at December 31, 1997 and 1996, respectively.

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

The following is a summary of the carrying values and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996, respectively (in thousands):


                                                                 1997                       1996
                                                        ---------------------    ------------------------
                                                         Carrying       Fair      Carrying        Fair
                                                          Value        Value        Value         Value
--------------------------------------------------------------------------------------------------------
Financial assets:
     Cash and cash equivalents                          $ 16,358       16,358        9,526        9,526
     Securities available for sale                         8,416        8,416        6,009        6,009
     Securities held to maturity                           7,705        7,935       10,893       11,138
     Federal Home Loan Bank stock                          1,561        1,561        1,410        1,410
     Loans                                               212,462      213,736      204,830      206,785

Financial liabilities:

     Demand, NOW, Savings and money market accounts      111,377      111,377       95,856       95,856
     Time certificates                                   105,072      105,565      107,429      108,123
     Borrowings                                           18,057       18,607       18,181       18,524
     Advance payments by borrowers for property
        taxes and insurance                                1,569        1,569        1,744        1,744


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

(13) Parent Company Financial Information

The following presents the condensed balance sheets of the Company (parent only) as of December 31, 1997 and 1996 and its condensed statements of operations and cash flows for the years ended December 31, 1997, 1996 and 1995 (in thousands):

Condensed Balance Sheets


                                                                             1997          1996
-------------------------------------------------------------------------------------------------------------
Assets:
  Cash                                                                   $     56           109

  Investment in subsidiary                                                 17,615        16,121
-------------------------------------------------------------------------------------------------------------
    Total Assets                                                         $ 17,671        16,230
=============================================================================================================
  Stockholders' equity                                                   $ 17,671        16,230
=============================================================================================================

Condensed Statements of Operations

                                                                             1997          1996          1995
-------------------------------------------------------------------------------------------------------------
Income:
  Dividends from subsidiary                                              $    190           151           175

  Equity in undistributed income of subsidiary                              1,472         1,330           877
-------------------------------------------------------------------------------------------------------------
    Net income                                                           $  1,662         1,481         1,052
=============================================================================================================


Condensed Statements of Cash Flows

                                                                             1997          1996          1995
-------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                             $  1,662         1,481         1,052
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Equity in undistributed income of subsidiary                             (1,472)       (1,330)         (877)
-------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                 190           151           175
-------------------------------------------------------------------------------------------------------------
Financing activities:
  Cash dividends paid on common stock                                        (385)         (264)         (175)
  Proceeds from issuance of stock pursuant to stock option plans and
  Non-Employee Director's Stock Plan                                          142           164            51
-------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                    (243)         (100)         (124)
-------------------------------------------------------------------------------------------------------------

Cash at beginning of year                                                     109            58             7
-------------------------------------------------------------------------------------------------------------
Cash at end of year                                                      $     56           109            58
=============================================================================================================

(14) Earnings Per Share

The following table presents a reconciliation of the numerator and denominator of the earnings per share computations (in thousands except share and per-share amounts):


                                                                        Year ended December 31, 1997
                                                             ----------------------------------------------------
                                                                 Income            Shares          Per-share
                                                               (Numerator)     (Denominator)         Amount
                                                             ---------------- ----------------- -----------------
Basic earnings per share:
Net income                                                       $ 1,662         1,430,177           $ 1.16

Effect of assumed exercise of stock options and warrants               0            45,647

Diluted earnings per share:
Income available to common shareholders
                                                             ---------------- ----------------- -----------------
and assumed exercise of stock options and warrants               $ 1,662         1,475,824           $ 1.13
                                                             ====================================================

                                                                        Year ended December 31, 1996
                                                             ----------------------------------------------------
                                                                 Income            Shares          Per-share
                                                               (Numerator)     (Denominator)         Amount
                                                             ---------------- ----------------- -----------------
Basic earnings per share:
Net income                                                       $ 1,481         1,411,565           $ 1.05

Effect of assumed exercise of stock options                            0            33,322

Diluted earnings per share:
Income available to common shareholders
                                                             ---------------- ----------------- -----------------
and assumed exercise of stock options                            $ 1,481         1,444,887           $ 1.03
                                                             ====================================================

                                                                        Year ended December 31, 1995
                                                             ----------------------------------------------------
                                                                 Income            Shares          Per-share
                                                               (Numerator)     (Denominator)         Amount
                                                             ---------------- ----------------- -----------------
Basic earnings per share:
Net income                                                       $ 1,052         1,391,073           $ .76

Effect of assumed exercise of stock options                            0            30,129

Diluted earnings per share:
Income available to common shareholders
                                                             ---------------- ----------------- -----------------
and assumed exercise of stock options                            $ 1,052         1,421,202           $ .74
                                                             ====================================================

(15) Selected Quarterly Financial Data (Unaudited)

The following table sets forth selected quarterly data for the years ended December 31, 1997 and 1996 (in thousands):


                                                               1997 Quarter Ended
                                                                                                      Total
--------------------------------------------------------------------------------------------------
                                           March 31       June 30  September 30   December 31
                                                                                                       Year
-----------------------------------------------------------------------------------------------------------

Total interest income                        $4,572         4,710         4,853         4,830        18,965
Total interest expense                        2,330         2,330         2,381         2,394         9,435
-----------------------------------------------------------------------------------------------------------
   Net interest income                        2,242         2,380         2,472         2,436         9,530

Provision for loan losses                       100           100           200           100           500
-----------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                   2,142         2,280         2,272         2,336         9,030
-----------------------------------------------------------------------------------------------------------
Net gain on sale of loans                        50            15             8             8            81
Other operating income                          371           434           457           506         1,768
Other operating expense                       1,939         2,035         2,076         2,258         8,308
-----------------------------------------------------------------------------------------------------------
Income before income taxes                      624           694           661           592         2,571
Income tax expense                              222           247           231           209           909
-----------------------------------------------------------------------------------------------------------
   Net income                                $  402           447           430           383         1,662
===========================================================================================================
Net income per common share - basic             .28           .31           .30           .27          1.16
Net income per common share - diluted           .28           .30           .29           .26          1.13
===========================================================================================================

                                                                     1996 Quarter Ended
                                                                                                      Total
--------------------------------------------------------------------------------------------------
                                           March 31      June 30   September 30   December 31
                                                                                                      Year
------------------------------------------------------------------------------------------------------------

Total interest income                        $3,972         4,045         4,552         4,593        17,162
Total interest expense                        2,173         2,170         2,367         2,401         9,111
-----------------------------------------------------------------------------------------------------------
   Net interest income                        1,799         1,875         2,185         2,192         8,051
Provision for loan losses                        25            25            50            75           175
-----------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                   1,774         1,850         2,135         2,117         7,876
-----------------------------------------------------------------------------------------------------------
Net loss on security transactions                77             0             0             0            77
Net gain on sale of loans                         7            11             6            10            34
Other operating income                          181           220           271           333         1,005
Other operating expense                       1,620         1,803         1,982         2,013         7,418
-----------------------------------------------------------------------------------------------------------
Income before income taxes                      419           278           430           447         1,574
Income tax expense                               24            16            25            28            93
-----------------------------------------------------------------------------------------------------------
   Net income                                $  395           262           405           419         1,481
===========================================================================================================
Net income per common share - basic             .28           .19           .29           .29          1.05
Net income per common share - diluted           .28           .18           .28           .29          1.03
===========================================================================================================

Note: All share and per-share data have been retroactively adjusted to reflect the three-for-two stock split.


DIRECTORS OF SKANEATELES BANCORP, INC.

John P. Driscoll                    Chairman, President and Chief Executive Officer

Clifford C. Abrams                  Retired, formerly President of Clifford C. Abrams, Inc.

Israel Berkman                      Retired, formerly Examining Officer of the  Federal Reserve Bank of
                                    New York

David E. Blackwell                  Retired, formerly President of  Auburn Steel Company, Inc.

Walter D. Copeland                  Retired, formerly President of Walter D. Copeland  Organization, Inc.

Carl W. Gerst, Jr.                  Executive Vice President and Chief Operating Officer, Anaren Microwave, Inc.

John Bernard Henry                  Professor of Pathology SUNY Health Science Center at Syracuse

Ann G. Higbee                       President of Public Relations Services, Eric Mower and Associates

Howard J. Miller                    Retired, formerly Vice President, Distribution, Crucible Service Centers

Anne E. O'Connor                    Corporate Secretary, Kopp Billing Agency, Inc.

Raymond C. Traver, Jr., MD          President, Raymond C. Traver, Jr., M.D., P.C.

Directors Emeritus
B. Burdette Lee
Frederick R. Platt

OFFICERS OF SKANEATELES BANCORP, INC.

John P. Driscoll                    Chairman, President and Chief Executive Officer

J. David Hammond                    Executive Vice President and Secretary

J. Daniel Mohr                      Treasurer

William J. Welch                    Assistant Secretary and Assistant Treasurer

OFFICERS OF SKANEATELES SAVINGS BANK

John P. Driscoll                    Chairman, President and Chief Executive Officer
J. David Hammond                    Executive Vice President and Secretary
Karen E. Lockwood                   Vice President
J. Daniel Mohr                      Vice President, Treasurer and Chief Financial Officer
William J. Welch                    Vice President, Assistant Secretary and Assistant Treasurer
Calvin L. Corriders                 Syracuse Urban Business Development Officer
John C. Daly                        Commercial Loan Officer
James E. Dove                       Branch Administrator
James J. Frawley                    Commercial Loan Officer
Donald G. Kaczmarek                 Commercial Loan Officer
Richard M. Lambrecht, Jr.           Controller
Philip A. Mazza                     Human Resources Officer

Beth H. Meyers                      Operations Officer
Donna L. Rouse                      Loan Operations Officer
Joan M. Rozycko                     Community Banking Officer

Item 9. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

        Not applicable.

Item 10.          Directors And Executive Officers Of The Registrant



                                                                                                         Common Stock
                                                                                                      Beneficially Owned
                                                                                     Director        Directly or Indirectly
                                          Position with the Company and Principal     of Bank       as of February 20, 1998
Name                             Age       Occupation During the Past Five Years     Since (1)   ------------------------------
                                                                                                     Amount      Percent (2)
-------------------------------------------------------------------------------------------------------------------------------

Walter D. Copeland               64    Director; Retired, President, Walter D.          1994        1,742(3)
                                       Copeland Organization, Inc., a real estate
                                       consulting firm.


John P. Driscoll                 58    Chairman, President and Chief Executive          1992       31,931(4)         2.16
                                       Officer of the Company.

Carl W. Gerst, Jr.               60    Director; Executive Vice President, Chief        1982        6,048
                                       Operating Officer and Director of Anaren
                                       Microwave, Inc., a manufacturer of microwave
                                       and electronic subsystems for commercial and
                                       defense applications.

John Bernard Henry               69    Director; Professor of pathology and former      1989        3,750(5)
                                       President of the State University of New
                                       York Health Science Center at Syracuse.
David E. Blackwell               59    Director; Retired, President, Auburn Steel       1993        2,555
                                       Company, Inc.

Howard J. Miller                 65    Director; Retired, Vice President,               1993        3,558(6)
                                       Distribution
                                       Crucible Service Centers.

Raymond C. Traver, Jr., M.D.     55    Director; Orthopedic Surgeon.                    1990       11,517(7)

Israel Berkman                   69    Director; Retired, Examining Officer of the      1992(8)     3,041
                                       Federal Reserve Bank of New York.

Ann G. Higbee                    55    Director; Managing Partner, Public Relations     1993        6,100
                                       Services, Eric Mower and Associates.

Anne E. O'Connor                 62    Director; Corporate Secretary, Kopp Billing      1995       52,416(9)        3.64
                                       Agency, a medical billing agency.

(1) Includes terms as Trustee prior to the Bank's conversion from a mutual to stock form of organization on May 30, 1986.
(2) All holdings amount to less than 1% of the issued and outstanding Common Stock, unless otherwise indicated.
(3) Shares owned by Walter D. Copeland and Concetta M. Copeland Revocable Living Trust dated October 11, 1995, Walter D. Copeland and Concetta M. Copeland, trustees.
(4)  Includes vested options to purchase 28,400 shares.
(5) All shares held jointly with Mr. Henry's wife, with whom Mr. Henry has shared voting and investment power.
(6)  Includes 750 shares held by Mr. Miller's wife.
(7) Includes 6,075 shares held in trust under an employee defined contribution pension plan and 786 shares held by Dr. Traver as custodian for his children.
(8)  Mr. Berkman is a director of the Company, but not the Bank.
(9)  Shares owned by Mrs. O'Connor's husband.



Item 11.          Executive Compensation

         Since the formation of Skaneateles Bancorp, Inc., none of its executive officers has received any separate form of compensation from the Company. Officers receive compensation in their positions as officers of the Bank.

         The following table sets forth the compensation paid by the Bank to the Company's Chairman, President and Chief Executive Officer and to each executive officer whose aggregate annual salary and bonus exceeded $100,000 for services rendered in all capacities during the last three fiscal years.


                                                SUMMARY COMPENSATION TABLE


                                                                                                 Long Term
                                                       Annual Compensation                      Compensation
                                       ----------------------------------------------------  ----------------
                                                                                                 Awards of
                                                                                                Securities
Name and Principal Position                                                  Other Annual       Underlying          All Other
                                Year      Salary (1)          Bonus          Compensation       Options (#)        Compensation
----------------------------------------------------------------------------------------------------------------------------------

John P. Driscoll                1997       $ 143,691        $ 34,588(2)      $ 11,635(3)            5,700          $ 21,233(4)
Chairman, President & CEO
                                1996         141,969          30,670           17,936               4,667            18,475
                                1995         124,547          17,406           10,113                   0            26,417

J. David Hammond                1997          94,248          13,436(2)             0               3,000             6,165(5)
Executive Vice President &      1996          92,777           9,170                0               1,500             1,492
Secretary                       1995          22,332            0                   0               5,000                 0

(1) Includes the cost of shares allocated under the Company's Employee Stock Ownership Plan. Mr. Hammond joined the Company in September 1995.
(2)  Bonuses were paid in February 1998.
(3)  Comprised entirely of country club dues.
(4) Includes contributions to the Company's 401(k) plan totaling $14,106 and premium payments on an individual flexible premium deferred variable annuity totaling $7,127.
(5)  Comprised entirely of contributions to the Company's 401(k) plan.

                              OPTION GRANTS IN 1997

         The following table sets forth stock options granted to the Company's Chairman, President and Chief Executive Officer and named executive officers during 1997.


                                         Individual Grants
-----------------------------------------------------------------------------------------------------------------------------
                           Number of           % of Total
                          Securities        Options Granted
                          Underlying        to Employees in
                        Options Granted           1997           Exercise Price           Expiration       Grant Date Present
Name                         (1)                                    Per Share                Date              Value (2)
-----------------------------------------------------------------------------------------------------------------------------
John P. Driscoll             5,700                41.3               $ 10.83          January 2007             $ 18,582
J. David Hammond             3,000                21.7                 10.83          January 2007                9,780

(1) Options were granted on January 21, 1997 under the Company's 1991 Long Term Incentive and Capital Accumulation Plan, and are exercisable 50% per year after date of grant.
(2) The Black-Scholes option pricing model was used to calculate the grant date present value. Significant assumptions are as follows:
           -   expected stock price volatility       26.61%
           -   risk-free rate of return              5.70%
           -   expected dividend yield               1.32%
           -   Expected time of exercise             5 years


AGGREGATED OPTION EXERCISES IN 1997 AND 1997 YEAR END OPTION VALUES

         The following table sets forth information with respect to the Chief Executive Officer and named executive officers, concerning exercises of stock options during 1997 and the number and value of unexercised options held at December 31, 1997.



                                                              Number of Securities               Value of Unexercised
                                                         Underlying Unexercised Options    In-the-Money Options at December
                           Shares                             at December 31, 1997                   31, 1997 (2)
                          Acquired          Value        --------------------------------  ----------------------------------
         Name          on Exercise (#)   Realized (1)      Exercisable    Unexercisable       Exercisable     Unexercisable
-----------------------------------------------------------------------------------------------------------------------------

John P. Driscoll              0               0               28,400          16,100           $ 394,640         182,255
J. David Hammond              0               0                  450           4,800               5,047          48,822

(1) Market value of underlying securities at exercise, minus the exercise price.
(2) Market value of underlying securities at December 31, 1997, minus the exercise price.

Compensation of Directors

         Directors who are not executive officers of the Company receive a fee of $400 per Board meeting attended. In addition, non-officer members of committees of the Board receive a fee of $250 per committee meeting attended. Directors who are also officers of the Company receive no compensation for attendance at Board or committee meetings.

         The 1995 Non-Employee Directors Warrant Plan (the "Warrant Plan") was established to attract, retain and compensate for the services of highly qualified individuals who are not employees of Company or the Bank, as members of their respective boards of directors, and to enable them to increase their ownership in the Company's common stock. Under the Warrant Plan, those outside directors receive warrants (or options) to purchase shares of Common Stock only if the Company achieves specified performance levels. The total number of shares that may be issued pursuant to warrants granted under the Warrant Plan shall not exceed 75,000. Each warrant that is granted vests and becomes exercisable over a three-year period in increments of one-third on each anniversary of the grant date. In April 1997, 13,500 warrants were granted at an exercise price of $12.83 per share.

Employment Agreements
---------------------

        Mr. Driscoll has an employment agreement with the Company and the Bank which provides for an annual adjustment in Mr. Driscoll's salary as determined by the Board of Directors based upon an annual review of his compensation. The Board of Directors has set Mr. Driscoll's base salary for 1998 at $138,000. Mr. Driscoll is also entitled to receive cash bonuses based on the Company's attainment of specific levels of earnings per share, and as the Board, in its discretion, may award.

        Under his agreement, Mr. Driscoll will receive a continuation of his salary and benefits for three years if his employment is terminated by the Company for any reason other than "cause", including a "change in control" of the Company.

        The Company and the Bank also entered into agreements with J. David Hammond, Executive Vice President, and William Welch, J. Daniel Mohr and Karen Lockwood, Vice Presidents, pursuant to which they will receive a continuation of their respective salaries and benefits for eighteen months (twenty-four in the case of Mr. Hammond) if a "change in control" of the Company occurs.

        The named executive officers, like all eligible employees of the Bank, are entitled to receive a bonus tied to specified target levels of the Company's earnings per share, as well as to individual and departmental goals.

Performance Graph

         The following table compares cumulative total shareholder returns on the Company's stock over the last five years to the NASDAQ Stock Market Index for U.S. companies and the NASDAQ Bank Index. Total return values were calculated assuming a $100 investment on December 31, 1992 and reinvestment of all dividends. The following graph shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the 1934 Act, and shall not be deemed filed under either such act.


                                  Total Return
 .......................................................................
  Date    Skaneateles Bancorp     NASDAQ US           NASDAQ Banks
 .......................................................................
     1992         100                 100                  100
     1993         100                 115                  114
     1994         120                 112                  114
     1995         156                 159                  169
     1996         183                 195                  223
     1997         381                 240                  377


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


                                                     Amount and Nature of Beneficial    Percent of
Name and Address of Beneficial Owner                          Ownership (1)                Class
-----------------------------------------------------------------------------------------------------

Jeffrey L. Gendell                                             132,300 (2)                 9.19
Tontine Partners, L.P.
31 West 52nd Street, 17th Floor
New York, NY 10019


                                      -85


Dimensional Fund Advisors                                       90,000 (3)                 6.25
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

All current directors and executive officers as a
group (13 persons)
                                                                 145,074                   9.82

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("1934 Act"), a person is deemed to be the beneficial owner for purposes of this table of any shares of Common Stock (a) over which he or she has or shares voting or investment power, or (b) of which he or she has the right to acquire beneficial ownership at any time within 60 days from February 20, 1998. For purposes of the 1934 Act, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares. All shares shown in the table above have sole voting and investment power, except as otherwise indicated. This table includes shares of Common Stock subject to outstanding options granted pursuant to the Company's Employee Stock Option and Director's Warrant Plans. As of February 20, 1998, executive officers as a group held vested options to purchase 38,675 shares. There were no vested warrants as of this date. See "Compensation of Executive Officers."
(2) As reported by Jeffrey L. Gendell and Tontine Financial Partners, L.P., a Delaware limited partnership ("Tontine"), in a statement as of September 28, 1995 on Schedule 13D under the Exchange Act. Of the 132,300 shares reported above, Mr. Gendell reported sole dispositive powers as to 52,500 shares, and both Mr. Gendell and Tontine reported shared voting and dispositive powers as to 79,800 shares.
(3) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 90,000 shares of Common Stock as of December 31, 1997, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

     Sole Voting Power:           49,950 shares*
     Shared Voting Power:         0
     Sole Dispositive Power:      90,000
     Shared Dispositive Power:    0

    * Persons who are officers of Dimensional Fund Advisors Inc. also serve as officers of DFA Investment Dimensions Group Inc., (the "Fund") and the DFA Investment Trust Company (the "Trust"), each an open-end management investment company registered under the Investment Company Act of 1940. In their capacity as officers of the Fund and the Trust, these persons vote 25,200 additional shares which are owned by the Fund and 14,850 shares which are owned by the trust (both included in "Sole Dispositive Power" above).

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




                                      -86-